                                                  Filed pursuant to Rule 424(b)3
                                                      Registration No. 333-40185

AMENDED PROSPECTUS

                                    AMENDED
                       OFFER TO EXCHANGE EACH OUTSTANDING
                                  COMMON SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                                       OF

                               SAFETY-KLEEN CORP.
                                      FOR

                          $18.00 NET PER SHARE IN CASH
                                      AND

                             $12.00 OF COMMON STOCK
                   (SUBJECT TO VARIATION AS DESCRIBED BELOW)

                                       OF

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 13, 1998, UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE"). SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY SAFETY-KLEEN SHAREHOLDERS.

     THE ACTUAL VALUE OF THE LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION (AS DEFINED HEREIN) MAY BE LESS THAN $30.00, DEPENDING UPON, AMONG OTHER THINGS, THE LAIDLAW ENVIRONMENTAL AVERAGE PRICE (AS DEFINED HEREIN) USED TO DETERMINE THE EXCHANGE RATIO (AS DEFINED HEREIN), AND THE TRADING PRICE OF LAIDLAW ENVIRONMENTAL COMMON STOCK AT THE TIME OF THE EXCHANGE.

     This Amended Prospectus amends and restates the Prospectus, dated January 15, 1998, of Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental"). Laidlaw Environmental and LES Acquisition, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Laidlaw Environmental ("LES Acquisition"), hereby offer, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (collectively, the "Laidlaw Environmental Offer"), to exchange $18.00 net in cash (the "Cash Consideration") and that number of shares of Common Stock, par value $1.00 per

                                                   (Continued on following page)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                      THE DEALER MANAGER FOR THE OFFER IS:
                            BEAR, STEARNS & CO. INC.
                                245 PARK AVENUE
                            NEW YORK, NEW YORK 10167

                THE DATE OF THIS PROSPECTUS IS JANUARY 28, 1998.

share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock"), equal to the Exchange Ratio (the "Stock Consideration" and, together with the Cash Consideration, the "Laidlaw Environmental Offer Consideration"), for each outstanding Common Share, par value $0.10 per share (each, a "Share" and collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), including (unless and until Laidlaw Environmental and LES Acquisition declare that the Rights Condition (as defined below) is satisfied) the associated Common Share Purchase Rights (each, a "Right" and collectively, the "Rights") issued pursuant to the Rights Agreement, dated as of November 9, 1988, between Safety-Kleen and First National Bank of Chicago, as Rights Agent, as amended by a First Amendment to Rights Agreement, dated as of August 10, 1990 and by a Second Amendment to Rights Agreement, dated as of November 20, 1997 (as so amended, the "Rights Agreement"), validly tendered on or prior to the Expiration Date and not properly withdrawn. Unless the context otherwise requires and unless and until the Rights are redeemed, all references to Shares shall include the associated Rights. All references herein to Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

     "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $12.00 by the weighted average trading prices for Laidlaw Environmental Common Stock (as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authorative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the Expiration Date (the "Laidlaw Environmental Average Price"), provided that the Exchange Ratio shall not be less than 2.24 nor greater than 2.80. If the Laidlaw Environmental Average Price is $4.28571 or less, and the trading price of the Laidlaw Environmental Common Stock at the time of the exchange is $4.28571 or less, the market value of the Laidlaw Environmental Common Stock to be received in exchange for the Shares will be below $12.00 per Share. On January 22, 1998, the closing price of the Laidlaw Environmental Common Stock was $4.6250. Safety-Kleen Shareholders should periodically verify the trading price of the Laidlaw Environmental Common Stock to determine the value of the Laidlaw Environmental Common Stock to be issued in the Laidlaw Environmental Offer. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998, each Share would be exchanged for, in addition to the Cash Consideration, 2.59459 shares of Laidlaw Environmental Common Stock having a market value as of such date of $12.00. See "The Laidlaw Environmental Offer -- The Exchange Ratio" for a complete discussion of the Exchange Ratio.

     LAIDLAW ENVIRONMENTAL'S OBLIGATION TO EXCHANGE THE LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION FOR SHARES PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES OWNED BY LAIDLAW ENVIRONMENTAL AND ITS AFFILIATES, CONSTITUTE AT LEAST TWO THIRDS OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS THOUGH ALL OPTIONS OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE OR EXCHANGEABLE FOR SHARES (OTHER THAN THE RIGHTS) HAD BEEN SO CONVERTED, EXERCISED OR EXCHANGED) AS OF THE DATE THE SHARES ARE ACCEPTED FOR EXCHANGE BY LAIDLAW ENVIRONMENTAL PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER (THE "MINIMUM TENDER CONDITION"), (II) THE SAFETY-KLEEN BOARD HAVING REDEEMED THE RIGHTS OR AMENDED THE RIGHTS AGREEMENT SO THAT THE RIGHTS ARE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER, OR LAIDLAW ENVIRONMENTAL BEING OTHERWISE SATISFIED IN ITS SOLE DISCRETION THAT THE RIGHTS ARE INVALID OR ARE NOT APPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER AND THE PROPOSED MERGER (THE "RIGHTS PLAN CONDITION"), AND
(III) LAIDLAW ENVIRONMENTAL BEING SATISFIED, IN ITS REASONABLE JUDGMENT, EITHER THAT THE PROVISIONS OF SECTION 180.1141 AND SECTION 180.1150 OF THE WISCONSIN STATUTES (THE "WISCONSIN STATUTES") ARE INAPPLICABLE TO

LAIDLAW ENVIRONMENTAL, LES ACQUISITION AND THE TRANSACTIONS
CONTEMPLATED HEREIN, OR THAT (A) FULL VOTING RIGHTS FOR ALL SHARES TO BE ACQUIRED BY LAIDLAW ENVIRONMENTAL AND LES ACQUISITION PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER HAVE BEEN RESTORED BY THE SHAREHOLDERS OF SAFETY-KLEEN PURSUANT TO THE WISCONSIN STATUTES, AND (B) THE WISCONSIN STATUTES WILL NOT PROHIBIT FOR ANY PERIOD OF TIME THE CONSUMMATION OF THE MERGER OR ANY OTHER "BUSINESS COMBINATION" (AS DEFINED IN SUCH STATUTES) INVOLVING SAFETY-KLEEN AND LAIDLAW ENVIRONMENTAL OR LES ACQUISITION, OR ANY OF THEIR RESPECTIVE AFFILIATES (THE "WISCONSIN STATUTORY CONDITION"). THE MINIMUM TENDER CONDITION, THE RIGHTS PLAN CONDITION, THE WISCONSIN STATUTORY CONDITION AND THE OTHER CONDITIONS SET FORTH UNDER THE CAPTION "THE LAIDLAW ENVIRONMENTAL OFFER -- CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER -- CERTAIN OTHER CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER" SHALL BE REFERRED TO COLLECTIVELY AS THE "LAIDLAW ENVIRONMENTAL OFFER CONDITIONS." TERMS USED BUT NOT DEFINED ABOVE ARE DEFINED HEREINAFTER.

     THIS AMENDED PROSPECTUS AND THE LAIDLAW ENVIRONMENTAL OFFER MADE HEREBY DO NOT CONSTITUTE A SOLICITATION OF ANY PROXIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF
SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").
                             ---------------------

     Laidlaw Environmental is unable to predict the amount of time necessary to obtain, among other things, the shareholder, governmental and regulatory approvals and consents required to complete the Laidlaw Environmental Offer and the transactions contemplated herein. However, the time necessary to obtain such approvals and consents may extend beyond the Expiration Date, and Laidlaw Environmental reserves the right to extend the Laidlaw Environmental Offer from time to time in its sole discretion.
                             ---------------------

                                   IMPORTANT

     Any holder of Shares (each, a "Safety-Kleen Shareholder") desiring to tender all or any portion of his or her Shares and the associated Rights should either (a) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile and any other required documents to IBJ Schroder Bank & Trust Company (the "Exchange Agent") and either deliver the certificates for such Shares and, if separate, certificates for the Rights to the Exchange Agent along with the Letter of Transmittal, deliver such Shares (and Rights, if applicable) pursuant to the procedures for book-entry transfer set forth herein (in the case of Rights, only if such procedures are available) or comply with the guaranteed delivery procedures set forth below or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Safety-Kleen Shareholder. Any Safety-Kleen Shareholder having Shares and, if applicable, Rights registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares and, if applicable, Rights.

     Safety-Kleen Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares, unless and until Laidlaw Environmental declares that the Rights Plan Condition is satisfied or waived. Unless and until the Safety-Kleen Distribution Date (as defined herein) occurs, a tender of Shares will constitute a tender of the associated Rights.

     A Safety-Kleen Shareholder that desires to tender Shares and, if applicable, Rights and whose certificates for such Shares and, if applicable, Rights are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Exchange Agent prior to the Expiration Date, may tender such Shares and, if applicable, Rights, by following the procedure for guaranteed delivery.

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Prospectus. Requests for additional copies of this Prospectus and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE LAIDLAW ENVIRONMENTAL OFFER. THEREFORE, SAFETY-KLEEN SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES AND NOT WITHDRAWN SUCH TENDERS AND WHO WISH TO HAVE SUCH SHARES PURCHASED PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION TO RECEIVE, SUBJECT TO THE CONDITIONS TO THE OFFER, THE CONSIDERATION BEING OFFERED IN HEREBY, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE LAIDLAW ENVIRONMENTAL OFFER OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LAIDLAW ENVIRONMENTAL OR BEAR, STEARNS & CO. INC. (THE "DEALER MANAGER"). THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE LAIDLAW ENVIRONMENTAL OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, SAFETY-KLEEN SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, LAIDLAW ENVIRONMENTAL MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO MAKE THE LAIDLAW ENVIRONMENTAL OFFER IN ANY SUCH JURISDICTION AND EXTEND THE LAIDLAW ENVIRONMENTAL OFFER TO SAFETY-KLEEN SHAREHOLDERS IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LAIDLAW ENVIRONMENTAL OR SAFETY-KLEEN SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

     IN ANY JURISDICTION WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE LAIDLAW ENVIRONMENTAL OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE LAIDLAW ENVIRONMENTAL OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF LAIDLAW ENVIRONMENTAL BY BEAR, STEARNS & CO. INC. AS DEALER MANAGER, OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
IMPORTANT...................................................  iii
AVAILABLE INFORMATION.......................................  v
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............  vi
SAFETY-KLEEN INFORMATION....................................  viii
PROSPECTUS SUMMARY..........................................  1
RISK FACTORS................................................  19
REASONS FOR THE LAIDLAW ENVIRONMENTAL OFFER.................  23
BACKGROUND OF THE LAIDLAW ENVIRONMENTAL OFFER...............  24
THE LAIDLAW ENVIRONMENTAL OFFER.............................  33
COMPARISON OF LAIDLAW ENVIRONMENTAL OFFER AND BUYOUT
  PROPOSAL..................................................  54
THE MERGER..................................................  57
INFORMATION REGARDING SAFETY-KLEEN..........................  58
INFORMATION REGARDING LAIDLAW ENVIRONMENTAL.................  58
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........  65
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
  INFORMATION...............................................  68
DESCRIPTION OF LAIDLAW ENVIRONMENTAL CAPITAL STOCK..........  73
COMPARISON OF THE RIGHTS OF HOLDERS OF SHARES AND LAIDLAW
  ENVIRONMENTAL COMMON STOCK................................  74
COMPARISON OF DELAWARE AND WISCONSIN LAW -- SIMILARITIES....  74
COMPARISON OF DELAWARE AND WISCONSIN LAW -- DIFFERENCES.....  77
MARKET PRICES...............................................  81
VALIDITY OF LAIDLAW ENVIRONMENTAL COMMON STOCK..............  82
EXPERTS.....................................................  82
SCHEDULE A -- DIRECTORS AND EXECUTIVE OFFICERS OF LAIDLAW
  ENVIRONMENTAL.............................................  A-1
SCHEDULE B -- OWNERSHIP OF SHARES BY CERTAIN BENEFICIAL
  OWNERS AND SAFETY-KLEEN MANAGEMENT........................  B-1
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                             AVAILABLE INFORMATION

     Laidlaw Environmental and Safety-Kleen are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Laidlaw Environmental and Safety-Kleen with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the public reference facilities in the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of information may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Because Laidlaw Environmental and Safety-Kleen each file certain documents electronically with the Commission, reports, proxy and information statements and other information regarding Laidlaw Environmental and Safety-Kleen may also be accessed through the Commission's Web site, http//:www.sec.gov. Laidlaw Environmental Common Stock and the Shares are listed and traded on the NYSE, and Laidlaw Environmental Common Stock is also traded on the Pacific Exchange, Inc. Reports, proxy statements and other information filed by Laidlaw Environmental and Safety-Kleen with the Commission may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and in the case of Laidlaw Environmental, at the offices of the Pacific Exchange at 301 Pine Street, San Francisco, California 94104.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement"), covering the Laidlaw Environmental Common Stock offered hereby, which has been filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Laidlaw Environmental and Safety-Kleen and the securities offered hereby. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement or otherwise filed with the Commission, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     Not later than the date of commencement of the Laidlaw Environmental Offer, Laidlaw Environmental and LES Acquisition will file with the Commission a statement on Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act furnishing certain information with respect to the Laidlaw Environmental Offer. Such Schedule and any amendments thereto should be available for inspection and copying as set forth above (except that such Schedules and any amendments thereto will not be available at the regional offices of the Commission).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO: CORPORATE SECRETARY, LAIDLAW ENVIRONMENTAL SERVICES, INC., 1301 GERVAIS STREET, SUITE 300, COLUMBIA, SOUTH CAROLINA 29201. TELEPHONE REQUESTS MAY BE DIRECTED TO THE CORPORATE SECRETARY'S DEPARTMENT AT (803) 933-4200. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST FOR DOCUMENTS SHOULD BE SUBMITTED NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

     The following documents filed with the Commission by Laidlaw Environmental (File No. 1-8368) are incorporated herein by reference:

          (a) Laidlaw Environmental Form 10-K for the fiscal year ended August 31, 1997 (the "Laidlaw Environmental 1997 Form 10-K");

          (b) Laidlaw Environmental Proxy Statement, dated October 28, 1997, for Laidlaw Environmental's annual meeting held on November 25, 1997 (the "Laidlaw Environmental 1997 Annual Meeting Proxy Statement");

          (c) Laidlaw Environmental Current Report on Form 8-K, dated November 5, 1997, as amended, two Current Reports on Form 8-K, dated November 14, 1997, as amended, a Current Report on Form 8-K, dated November 19, 1997, as amended, a Current Report on Form 8-K, dated November 21, 1997, as amended, a Current Report on Form 8-K, dated November 25, 1997, as amended, and a Current Report on Form 8-K, dated December 8, 1997 (the "Laidlaw Environmental Forms 8-K");

          (d) Laidlaw Environmental Proxy Statement, dated December 16, 1997, for Safety-Kleen's Special Meeting held on January 9, 1998;

          (e) Laidlaw Environmental Preliminary Proxy Statement, dated January 22, 1998, for Safety-Kleen's Special Meeting to be held on February 11, 1998;

          (f) Laidlaw Environmental Preliminary Proxy Statement, dated January 21, 1998, for Laidlaw Environmental's Special Meeting at which the stockholders of Laidlaw Environmental will consider resolutions to approve (i) an increase in Laidlaw Environmental's authorized common stock from 350,000,000 shares to 750,000,000 shares, and
     (ii) the issuance of Laidlaw Environmental Common Stock pursuant to the Laidlaw Environmental Offer; and

          (g) Laidlaw Environmental Form 10-Q for the period ending November 30, 1997, dated January 13, 1998.

     The following documents filed with the Commission by Safety-Kleen (File No. 1-6513) are incorporated herein by reference:

          (a) Safety-Kleen Form 10-K for the fiscal year ended December 28, 1996 as amended by Form 10-K/A filed December 24, 1997 (the "Safety-Kleen 1996 Form 10-K") (except for the report of Safety-Kleen's independent auditors contained therein which is not incorporated herein by reference because the consent of Safety-Kleen's independent auditors has not yet been obtained);

          (b) Safety-Kleen Forms 10-Q for the quarterly periods ending March 22, June 14 and September 6, 1997 (the "Safety-Kleen Forms 10-Q");

          (c) Safety-Kleen Proxy Statement, dated March 28, 1997, for the Safety-Kleen annual meeting held May 9, 1997 (the "Safety-Kleen Annual Meeting Proxy Statement");

          (d) Safety-Kleen Current Reports on Form 8-K, dated August 8, 1997, November 18, 1997 and November 21, 1997 (the "Safety-Kleen Forms 8-K");

          (e) Safety-Kleen Proxy Statement, dated January 6, 1998, for Safety-Kleen's Special Meeting to be held on February 11, 1998; and

          (f) Safety-Kleen Schedule 14D-9 Solicitation/Recommendation Statement, dated December 22, 1997, as amended and restated, relating to the Laidlaw Environmental Offer.

     All documents filed by either Laidlaw Environmental or Safety-Kleen pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date the Laidlaw Environmental Offer is terminated or the Shares are accepted for exchange shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     This Prospectus contains certain analyses and statements with respect to the financial condition, results of operations and business of Laidlaw Environmental following the consummation of the Laidlaw Environmental Offer and the Merger, including statements relating to the cost savings or synergies that may be realized from the Merger. See "Prospectus Summary -- Reasons for the Laidlaw Environmental Offer -- Enhanced Business Opportunities" and "Background of Laidlaw Environmental Offer." These analyses and statements include forward-looking statements with respect to, among other things, expected cost savings from the Merger, future business decisions, and other uncertainties which, although considered reasonable by Laidlaw Environmental, are subject to uncertainties and involve matters that are beyond Laidlaw Environmental's control and difficult to predict. See "Summary -- Cautionary Statement Regarding Forward-Looking Statements." Further information and other factors which could affect the financial results of Laidlaw Environmental after the Merger are included in the filings with the Commission incorporated by reference herein.

                            SAFETY-KLEEN INFORMATION

     While Laidlaw Environmental has included information concerning Safety-Kleen insofar as it is known or reasonably available to Laidlaw Environmental, Safety-Kleen is not affiliated with Laidlaw Environmental and Safety-Kleen has not to date permitted access by Laidlaw Environmental to Safety-Kleen's books and records for the purpose of preparing this Prospectus. Therefore, information concerning Safety-Kleen that has not been made public was not available to Laidlaw Environmental for the purpose of preparing this Prospectus. Although Laidlaw Environmental has no knowledge that would indicate that statements relating to Safety-Kleen contained or incorporated by reference in this Prospectus in reliance upon publicly available information are inaccurate or incomplete, Laidlaw Environmental was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements.

     Pursuant to Rule 409 promulgated under the Securities Act and Rule 12b-21 promulgated under the Exchange Act, Laidlaw Environmental has requested that Safety-Kleen and its independent public accountants, Arthur Andersen LLP, provide to Laidlaw Environmental the information required for complete disclosure concerning the business, operations, financial condition and management of Safety-Kleen. Neither Safety-Kleen nor Arthur Andersen LLP has yet provided any information in response to such request. Laidlaw Environmental will provide any and all information that it receives from Safety-Kleen or Arthur Andersen LLP prior to the expiration of the Laidlaw Environmental Offer and that Laidlaw Environmental deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto.

                               PROSPECTUS SUMMARY

     The information below is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus, including the documents incorporated in this Prospectus by reference. Safety-Kleen Shareholders are urged to read this Prospectus and the attachments hereto, and the documents incorporated herein by reference, in their entirety. As used in this Prospectus, the terms "Laidlaw Environmental" and "Safety-Kleen" refer to such entities and, unless the context otherwise requires, their subsidiaries. Unless otherwise indicated, all information set forth in this Prospectus assumes that the Laidlaw Environmental Average Price is equal to or greater than $4.28571 and less than or equal to $5.35714. For a discussion of the circumstances under which Safety-Kleen Shareholders may receive Laidlaw Environmental Common Stock with a value of less than $12.00, see "The Laidlaw Environmental Offer -- The Exchange Ratio."

LAIDLAW ENVIRONMENTAL BUSINESS

     Laidlaw Environmental provides hazardous and industrial waste management services throughout North America. Laidlaw Environmental collects, transports, treats and disposes of waste by incineration, landfilling and other methods at its facilities located in the United States and Canada. Laidlaw Environmental also operates waste processing, recycling and repackaging facilities and has analytical laboratories at its facilities in several states.

     On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement (the "Stock Purchase Agreement") between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") (the "Acquisition"). The Acquisition was accounted for as a reverse acquisition using the purchase method of accounting. Rollins issued 120 million common shares and a $350 million 5% subordinated convertible pay-in-kind debenture, and paid $349.1 million in cash ($400 million, less assumed debt of $50.9 million), to Laidlaw to consummate the Acquisition. Concurrent with the closing of the Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. As a result of the Acquisition, Laidlaw owns approximately 67% of the issued common shares of Laidlaw Environmental. Laidlaw Environmental accordingly adopted Old LESI's fiscal year-end of August 31.

     Old LESI consisted of all direct and indirect subsidiaries of Laidlaw engaged in the hazardous and industrial waste business, other than JTM Industries, Inc. and its subsidiary, KBK Enterprises, Inc. Prior to the Acquisition, Old LESI provided hazardous and industrial waste services from 85 service locations in 26 states and seven Canadian provinces. Although Old LESI was a conglomerate of separate entities, these entities conducted such services primarily under the name "Laidlaw Environmental Services."

     Laidlaw Environmental, in providing hazardous and industrial waste services, is engaged in five primary lines, or classes, of business: (a) service center; (b) landfill; (c) incineration; (d) transportation; and (e) specialty services, including polychlorinated biphenyl ("PCB") management, wastewater treatment and other specialty services.

     Laidlaw Environmental's revenues and income are derived from one industry segment principally in the United States, which includes the collection, transportation, processing/recovery and disposal of hazardous and industrial wastes. This segment renders services to a variety of commercial, industrial, governmental and residential customers. Substantially all revenues represent income from unaffiliated customers.

     Laidlaw Environmental was incorporated in Delaware in 1968. Its principal executive office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201 and its telephone number is (803) 933-4200.

     LES Acquisition is a newly formed Delaware corporation, indirectly wholly owned by Laidlaw Environmental. LES Acquisition has no operations other than in connection with Laidlaw Environmental's efforts to acquire Safety-Kleen.

SAFETY-KLEEN BUSINESS

     The following information concerning Safety-Kleen is excerpted from the Safety-Kleen 1996 Form 10-K and other publicly available information.

     Safety-Kleen was incorporated in July 1963 under the laws of the State of Wisconsin. Safety-Kleen's principal executive office is located at 1 Brinckman Way, Elgin, Illinois 60123, and its telephone number is (847) 697-8460.

     Safety-Kleen groups its operations geographically into North America and Europe. Safety-Kleen further segregates its North American services into four broad categories: industrial services; automotive/retail repair services; oil recovery services; and other services. Safety-Kleen performed nearly 5 million individual services and reclaimed more than 300 million gallons of contaminated fluid through a network of 230 branches worldwide in 1996. Safety-Kleen collects and recycles used products at thirteen recycling centers, two lube oil refineries, and three fuel blending facilities.

     Safety-Kleen operates in the continental United States, Canada, the United Kingdom, the Republic of Ireland, Puerto Rico, Belgium, France, Italy, Spain and Germany. Safety-Kleen has licensee operations in Japan and Korea.

     On August 8, 1997 Safety-Kleen announced the resignation of John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Safety-Kleen also announced that its Board of Directors had engaged the services of William Blair & Company ("William Blair") to act as advisor to Safety-Kleen and manage the process of exploring strategic options for enhancing shareholder value.

     On November 20, 1997, Safety-Kleen announced that it had entered into an Agreement and Plan of Merger, (the "Buyout Merger Agreement") with SK Parent Corp. ("Parent") and SK Acquisition Corp. ("Purchaser"), two newly-formed affiliates of Philip Services Corp. ("Philip Services"), Apollo Advisors, L.P. ("Apollo") and Blackstone Management Associates III, L.P. ("Blackstone" and, together with Philip Services and Apollo, the "Buyout Group"), pursuant to which Purchaser will merge with and into Safety-Kleen in a transaction in which Safety-Kleen Shareholders will receive $27 per Share in cash (the "Buyout Proposal"). The closing of the Buyout Proposal is subject to certain conditions, including the approval of Safety-Kleen's Shareholders and both the debt and equity funding of the financing arrangements of the Buyout Group. See "Background of The Laidlaw Environmental Offer -- The Buyout Proposal."

REASONS FOR THE LAIDLAW ENVIRONMENTAL OFFER

     Laidlaw Environmental Offer Premium. The purpose of the Laidlaw Environmental Offer is for Laidlaw Environmental to obtain control of, and ultimately the entire equity interest in, Safety-Kleen. Laidlaw Environmental presently intends, as soon as practicable after consummation of the Laidlaw Environmental Offer, to propose and seek to have Safety-Kleen effect a merger (the "Merger") of LES Acquisition with and into Safety-Kleen pursuant to the provisions of the Wisconsin Statutes and the Delaware General Corporation Law (the "DGCL"). The consideration per Share in the Merger would be identical to the Laidlaw Environmental Offer Consideration. Safety-Kleen has not provided Laidlaw Environmental with information that might be relevant to the structuring of the Merger. Laidlaw Environmental therefore reserves the right to change the structure of the Merger upon receipt of such information. If the Merger is consummated, Safety-Kleen will become an indirect wholly-owned subsidiary of Laidlaw Environmental.

     Laidlaw Environmental believes that the Laidlaw Environmental Offer is in the best interests of the Safety-Kleen Shareholders because, among other things, the Laidlaw Environmental Offer Consideration represents a premium to the consideration offered in the Buyout Proposal. Assuming a Laidlaw Environmental Average Price of $4.6250 (the closing price on January 22, 1998), the Laidlaw Environmental Offer represents a 68.4% premium to the per Share closing price on the NYSE on August 7, 1997, the day before Safety-Kleen announced the retention of William Blair, a 36.8% premium to the per Share closing price on the NYSE on November 3, 1997, the last Trading Day prior to the public announcement of Laidlaw

Environmental's intention to make the Laidlaw Environmental Offer, and a 11.1% premium to the $27.00 per Share merger consideration in the Buyout Proposal. See "Reasons for the Laidlaw Environmental Offer -- Laidlaw Environmental Offer Premium." In developing its belief that the Laidlaw Environmental Offer is in the best interests of Safety-Kleen Shareholders, Laidlaw Environmental possessed limited information with respect to the particular circumstances, from a tax standpoint, of individual Safety-Kleen Shareholders. The Laidlaw Environmental Offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. However, if the Board of Directors of Safety-Kleen agrees to discuss a business combination with Laidlaw Environmental, the Laidlaw Environmental Offer and the Merger may be restructured as a partially tax-free merger for United States federal income tax purposes. All Safety-Kleen Shareholders should consider the federal income tax consequences of the Laidlaw Environmental Offer summarized under "The Laidlaw Environmental Offer -- Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors to determine the federal, state and local tax consequences of their particular circumstances.

     Enhanced Business Opportunities; Annual Cost Savings. In addition to the premium being offered per Share, Laidlaw Environmental believes that Safety-Kleen Shareholders will benefit in several ways as a result of becoming shareholders of Laidlaw Environmental. Upon consummation of the Laidlaw Environmental Offer, Laidlaw Environmental intends to build upon Safety-Kleen's leading market presence and quality brand equity. Laidlaw Environmental's management believes that annual cost savings of approximately $100 to $130 million would result from the combination of the two companies due to an anticipated elimination of duplicative head office and regional office general and administrative and other public company costs, the closure of 40 to 50 overlapping service center facilities, the increased utilization of those facilities that remain open from such efficiencies as improved transportation route density, for example, and the internalization of various waste streams. Laidlaw Environmental expects to begin achieving cost savings within three months of the Merger, and to fully implement the cost savings within the first year after consummation of the Merger. See "Comparison of Laidlaw Environmental Offer and Buyout Proposal -- Future Growth and Appreciation -- Facility consolidation -- Selling, general and administrative cost savings." Laidlaw Environmental believes that its acquisition of Safety-Kleen will result in a further strengthening of Laidlaw Environmental's market position by: (i) providing additional service center market coverage in key geographic regions including Kentucky, Minnesota, and New Jersey; (ii) introducing a smaller-sized customer base to complement Laidlaw Environmental's existing customer base of medium- and large-sized customers; (iii) allowing for increased vertical integration through the use of Laidlaw Environmental facilities to process waste streams collected by Safety-Kleen service centers; and (iv) providing significant expansion into the solvent recycling market.

     If the Merger is consummated, Laidlaw Environmental will consider the sale of two assets of Safety-Kleen: (i) Safety-Kleen's European operations; and (ii) Safety-Kleen's oil recovery services business. These divestitures (and possibly other divestitures) will be further assessed as additional information becomes available. See "Reasons for the Laidlaw Environmental Offer -- Enhanced Business Opportunities;" and "Comparison of Laidlaw Environmental Offer and Buyout Proposal -- Future Growth and Appreciation -- Synergies."

BACKGROUND OF THE LAIDLAW ENVIRONMENTAL OFFER

     On August 8, 1997 Safety-Kleen announced the resignation of John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Safety-Kleen also announced that its Board of Directors had engaged the services of William Blair to act as advisor to Safety-Kleen and manage the process of exploring strategic options for enhancing shareholder value.

     On August 8, 1997, William Blair sent a copy of the Safety-Kleen Confidentiality Letter to one of Laidlaw Environmental's investment bankers, Mr. David E. Thomas, Jr. of Raymond James & Associates, Inc. ("Raymond James") and stated that an offering circular would be available early in the week of August 18, 1997, and that such circular would be distributed to parties that had executed a confidentiality agreement. Laidlaw Environmental did not respond to this letter. William Blair called Laidlaw Environmental's representative and asked that Laidlaw Environmental sign the confidentiality agreement. Laidlaw Environmental was willing to sign a confidentiality agreement, but not the one proposed by Safety-Kleen, which contained a standstill provision that would prohibit Laidlaw Environmental for a period of two years from submitting any proposal to acquire Safety-Kleen unless such proposal was directed solely to the management of Safety-Kleen and Safety-Kleen shall have requested in advance the submission of such proposal.

     In mid-September 1997, there were further discussions between the two investment banks in which Laidlaw Environmental's representatives requested a meeting of the two companies and their advisors so that Laidlaw Environmental could fully describe why a business combination was in both companies' best interests. Safety-Kleen's representative continued to request that Laidlaw Environmental sign a confidentiality agreement containing the two-year standstill provision. He also stated that if Laidlaw Environmental would submit its proposal in writing, Safety-Kleen would consider a meeting with Laidlaw Environmental.

     On September 24, 1997, Mr. Thomas delivered a letter to Mr. Jeffrey W. Corum of William Blair, informing Mr. Corum of Laidlaw Environmental's interest in pursuing negotiations with Safety-Kleen. In particular, Mr. Thomas's letter requested a meeting between the management of Laidlaw Environmental and the management of Safety-Kleen and pointed out several unique features of Laidlaw Environmental's proposed transaction including the potential cost savings available from combining the operations of Laidlaw Environmental and Safety-Kleen.

     Shortly thereafter Mr. Corum responded to Mr. Thomas's letter by telephone stating that only upon Laidlaw Environmental's delivery of a confidentiality and standstill agreement acceptable to Safety-Kleen, would Safety-Kleen meet with Laidlaw Environmental. Subsequent to their telephone conversations, Mr. James R. Bullock, Chairman of Laidlaw Environmental, attempted to call Mr. Brinckman, who did not return his call. Mr. Bullock then called Mr. E. David Coolidge of William Blair in an effort to arrange a meeting with Safety-Kleen. Mr. Coolidge repeated Safety-Kleen's refusal to meet with Laidlaw Environmental in the absence of a confidentiality and standstill agreement.

     On November 3, 1997, the Laidlaw Environmental Board of Directors met and determined to proceed with the Initial Offer (as defined below) as well as to retain Bear, Stearns & Co. Inc. ("Bear Stearns") to work together with Raymond James as its financial advisor. Laidlaw Environmental management had previously retained Katten Muchin & Zavis to serve as legal counsel. Also on November 3, 1997, in a letter to Mr. Brinckman, Mr. Bullock informed Mr. Brinckman and the Safety-Kleen Board of Directors of Laidlaw Environmental's intention to acquire Safety-Kleen for a price per Share of $14.00 in cash and 2.4 shares of Laidlaw Environmental Common Stock (the "Initial Offer"), that Laidlaw Environmental was willing to execute a confidentiality agreement provided such agreement did not contain a standstill provision, and that Laidlaw Environmental continued to believe that substantial annual cost savings and synergies would result from a combination of the two companies. For these and other reasons, Laidlaw Environmental would consider and pursue various options with respect to an acquisition of Safety-Kleen notwithstanding Safety-Kleen's refusal to meet with representatives of Laidlaw Environmental. The letter also informed Mr. Brinckman that Laidlaw Environmental had executed a commitment letter with Toronto-Dominion Bank to provide all necessary financing for the Initial Offer and the Merger and again encouraged Mr. Brinckman and the Safety-Kleen Board of Directors to meet with representatives of Laidlaw Environmental to discuss the possibility of a mutually beneficial negotiated transaction. The full text of Mr. Bullock's letter is set forth below under the heading "Background of the Laidlaw Environmental Offer."

     On November 3, 1997 after receipt of Mr. Bullock's letter, Mr. Brinckman delivered a letter to Mr. Bullock requesting that Laidlaw Environmental execute a confidentiality and standstill agreement and informing Mr. Bullock that the Safety-Kleen Board of Directors would fully consider Laidlaw Environmental's proposal along with others received by Safety-Kleen. In addition, Mr. Brinckman stated that representatives of Safety-Kleen, together with its financial advisors, would meet with representatives of Laidlaw Environmental, together with its financial advisors, to discuss information concerning Laidlaw Environmental and the estimated cost savings and synergies. The full text of Mr. Brinckman's letter is set forth below under the heading " Background of the Laidlaw Environmental Offer."

     On November 4, 1997, Laidlaw Environmental publicly announced its intention to pursue the Initial Offer and the Merger.

     On November 5, 1997, Mr. Bullock and a representative of Bear Stearns met with Mr. Brinckman, Mr. Joseph Chalhoub, Senior Vice President of Safety-Kleen, and representatives of William Blair to discuss potential synergies that could be achieved through a combination of the two companies and ways the parties could work together. Mr. Bullock stated that Laidlaw Environmental was prepared to sign a mutual confidentiality agreement that would not contain a standstill provision so that Laidlaw Environmental and Safety-Kleen could share information with each other. In response, Safety-Kleen repeated its requirement that Laidlaw Environmental sign a confidentiality and standstill agreement.

     Subsequent to the November 5th meeting, the representatives of the parties exchanged correspondence reiterating their positions with respect to the confidentiality and standstill agreement.

     On November 13, 1997, Laidlaw Environmental filed the Registration Statement of which this Prospectus is a part. A copy of the Registration Statement was sent to Mr. Brinckman, along with a letter from Mr. Bullock emphasizing the strategic importance of combining the two companies and reiterating Laidlaw Environmental's desire to engage in negotiations with Safety-Kleen. Mr. Bullock also expressed Laidlaw Environmental's willingness to put the decision to accept the Initial Offer directly to the Safety-Kleen Shareholders. Mr. Bullock requested the cooperation of the Safety-Kleen Board of Directors in eliminating any antitakeover obstacles which would prohibit the shareholders from accepting the Initial Offer. The full text of Mr. Bullock's letter is set forth below under the heading "-- Background of the Laidlaw Environmental Offer."

     On November 13, 1997, Laidlaw Environmental also sent a notice to Safety-Kleen pursuant to Section 180.1150 of the Wisconsin Statutes requesting that the Safety-Kleen Board of Directors convene a special meeting of shareholders and submit for shareholder approval a resolution to restore full voting power to any Shares Laidlaw Environmental would acquire as a result of the Laidlaw Environmental Offer. See "The Laidlaw Environmental
Offer -- Conditions of the Laidlaw Environmental Offer -- Wisconsin Statutory Condition."

     By a second letter dated November 13, 1997, Laidlaw Environmental, having in its judgment complied with the Wisconsin Statutes, also requested the right to inspect and copy the Safety-Kleen Shareholder list for the purpose of communicating directly with the Safety-Kleen Shareholders. See "-- Litigation."

     On November 20, 1997, Safety-Kleen announced that it had entered into the Buyout Merger Agreement with the Buyout Group. Pursuant to the Buyout Merger Agreement, an acquisition subsidiary formed by the Buyout Group would merge with and into Safety-Kleen (the "Buyout Merger"), with Safety-Kleen as the surviving company in a transaction in which the Safety-Kleen Shareholders would receive $27.00 per Share in cash. As a result of the Buyout Merger, Safety-Kleen would become a wholly-owned subsidiary of a new holding company formed by the Buyout Group and would continue to operate under its current management and out of its current headquarters. The closing of the Buyout Merger is subject to certain conditions, including the approval of at least 66 2/3% of Safety-Kleen's Shareholders and both the debt and equity funding of the financing arrangements of the Buyout Group. Pursuant to the Buyout Merger Agreement, Safety-Kleen is required to pay a termination fee of $50 million and to reimburse the Buyout Group for its expenses in an amount up to $25 million under certain conditions, including in the event that the Buyout Merger Agreement is terminated and the Laidlaw Environmental Offer by Laidlaw Environmental is accepted by the Safety-Kleen Shareholders.

     Later that day, in a letter from Mr. Bullock to Mr. Brinckman, Laidlaw Environmental increased its offer to $30.00 per share, consisting of $15.00 in cash (subject to reduction for break-up fees, new severance arrangements and other expenses), and Laidlaw Environmental Common Stock with a market value of $15.00 (assuming that the Laidlaw Environmental Average Price (as defined in "The Laidlaw Environmental Offer -- The Exchange Ratio") is no more than $5.35714 per share and no less than $4.28571 per share. The full text of Mr. Bullock's letter is set forth under the heading "Background of the Laidlaw Environmental Offer."

     On November 26, 1997, Safety-Kleen filed a proxy statement on Schedule 14A with respect to the proposal to consider and approve the Buyout Merger Agreement and the Buyout Merger.

     On December 2, 1997, Laidlaw Environmental and LES Acquisition filed a proxy statement on Schedule 14A with respect to the proposal that pursuant to
Section 180.1150 of the Wisconsin Statutes the Safety-Kleen Shareholders restore full voting power to any Shares acquired by Laidlaw Environmental or LES Acquisition (the "Voting Rights Proposal").

     On December 9, 1997, in compliance with the court ruling of December 4, 1997, Safety-Kleen announced that a Safety-Kleen Shareholder meeting to consider the Voting Rights Proposal would be held on January 9, 1998, with a record date for such meeting of December 19, 1997 (the "Control Share Meeting").

     On December 22, 1997, Safety-Kleen filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Laidlaw Environmental Offer. The
Schedule 14D-9, which was subsequently amended and restated, recommends that the Safety-Kleen Shareholders reject the Laidlaw Environmental Offer.

     On or about January 7, 1998, Safety-Kleen mailed copies of its definitive proxy statement dated January 6, 1998. The shareholder meeting to consider the Buyout Merger will be held on February 11, 1998.

     At the Control Share Meeting on January 9, 1998, holders representing approximately 70% of the outstanding Shares voted in person or by proxy, and approximately 90% of the Shares so represented were voted in favor of the Voting Rights Proposal.

     On January 16, 1998, Laidlaw Environmental and LES Acquisition commenced the exchange offer for all of the issued and outstanding Shares.

COMPARISON OF LAIDLAW ENVIRONMENTAL OFFER AND BUYOUT PROPOSAL

     Laidlaw Environmental believes that the Laidlaw Environmental Offer is superior to the Buyout Proposal because (i) so long as the Laidlaw Environmental Average Price is in excess of $3.2143, the Laidlaw Environmental Offer Consideration will exceed the $27.00 per Share Buyout Proposal price; (ii) the Laidlaw Environmental Offer provides Safety-Kleen Shareholders with the opportunity to participate in the future growth of the combined Laidlaw Environmental/Safety-Kleen entity, which growth Laidlaw Environmental believes will be created by the complimentary strategic fit of their respective businesses and the cost savings achievable through eliminating duplicate administrative costs, closing overlapping facilities and increasing utilization; and (iii) the Buyout Proposal is conditioned upon receipt of both debt and equity financing and the Buyout Group has no contractual obligation to Safety-Kleen to provide or obtain such financing. See "Prospectus
Summary -- Reasons for the Laidlaw Environmental Offer," and "Comparison of Laidlaw Environmental Offer and Buyout Proposal."

LITIGATION

     Claims Filed by Safety-Kleen. On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois alleging that Laidlaw Environmental violated Section 5(b)(1) of the Securities Act of 1933 by making a "premature offer" and unlawful proxy solicitation. As a remedy for that alleged violation, Safety-Kleen requested that it be relieved of its obligation to provide Laidlaw Environmental with its list of shareholders so that Safety-Kleen would not be in a position of facilitating a violation of the federal securities laws. The Safety-Kleen complaint ("the Safety-Kleen Complaint") further alleged that Laidlaw Environmental's request that Safety-Kleen call a special meeting of its shareholders failed to comply with the state law notice requirements. Safety-Kleen contended that the notice served by Laidlaw Environmental failed to provide sufficient disclosure of the financing to be used in connection with the Laidlaw Environmental Offer. Safety-Kleen sought declaratory judgment that it need not schedule the special meeting or provide access to its shareholder list.

     Claims Filed by Laidlaw Environmental. On November 24, 1997, Laidlaw Environmental filed its answer to the Safety-Kleen Complaint in which Laidlaw Environmental denied each of Safety-Kleen's claims and raised certain affirmative defenses. On that date, Laidlaw Environmental also filed a counterclaim against Safety-Kleen and each member of its board of directors (the "Director Defendants") seeking, among other things: (i) an order compelling Safety-Kleen to call a special shareholders' meeting to vote on the resolution proposed by Laidlaw Environmental in accordance with Section 180.1150(5)(a) of the Wisconsin Statutes to restore full voting rights to any Shares acquired by Laidlaw Environmental in the Laidlaw Environmental Offer and the Merger; (ii) an order compelling the production of Safety-Kleen's shareholder lists, to be produced promptly and at Safety-Kleen's expense; (iii) an order (w) declaring that the Director Defendants have breached their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by refusing to negotiate with Laidlaw Environmental, entering into the Buyout Proposal, and agreeing to the unlawful provisions of the Buyout Merger Agreement, including the break-up fee, (x) compelling the Director Defendants to carry out their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by implementing and adhering to procedures under which the transaction providing the best value reasonably available can be obtained for Safety-Kleen's shareholders, (y) enjoining Safety-Kleen and the Director Defendants from proceeding with the Buyout Proposal or paying a break-up fee to the Buyout Group, and (z) directing the Director Defendants to negotiate with Laidlaw Environmental regarding the Laidlaw Environmental Offer;
(iv) an order compelling the Director Defendants to amend the Rights Plan to make it inapplicable to the Laidlaw Environmental Offer or to redeem the Rights;
(v) an order (pursuant to the derivative claim) requiring the Director Defendants to account to Safety-Kleen for waste of corporate assets and all other damages caused by their approval of the Buyout Proposal; and (vi) an award of costs of suit and reasonable attorneys' fees, and for such other relief as the court may deem just and appropriate.

     On November 26, 1997, Laidlaw Environmental presented its Motion for Preliminary Injunction in which Laidlaw Environmental sought (i) an order compelling Safety-Kleen to call the Control Share Meeting to vote on the Voting Rights Proposal to restore full voting rights to any Shares acquired by Laidlaw Environmental and (ii) an order compelling the production of the list of Safety-Kleen Shareholders.

     In a ruling issued on December 4, 1997, the United States District Court for the Northern District of Illinois ordered Safety-Kleen to comply with the provisions of Section 180.1150 of the Wisconsin Statutes by calling the Control Share Meeting to consider the Voting Rights Proposal. The Court also ordered Safety-Kleen to provide its shareholder list to Laidlaw Environmental.

     Also on December 4, 1997, Laidlaw Environmental presented a second Motion for Preliminary Injunction in which it sought to (i) enjoin Safety-Kleen and its Board of Directors from consummating an unlawful agreement to sell Safety-Kleen for $27 per share or paying a break-up fee to the Buyout Group; (ii) require Safety-Kleen's Board of Directors to fulfill their fiduciary duties of loyalty and care to the Safety-Kleen Shareholders and fairly consider all offers for the purchase of Safety-Kleen, including the Laidlaw Environmental Offer; and (iii) direct Safety-Kleen's Board of Directors to amend the Rights Agreement to make it inapplicable to the Laidlaw Environmental Offer or redeem the Rights created therein. An evidentiary hearing on the December 4 motion is scheduled to be held on January 28, 1998.

     On December 10, 1997, Parent and Purchaser filed a Motion for Leave to Intervene in the Northern District of Illinois proceedings involving Laidlaw Environmental and Safety-Kleen. The Court granted the motion to intervene with respect to issues relating to Parent and Purchaser by order dated December 12, 1997. Parent and Purchaser are now defendants to the claims brought by Laidlaw Environmental in its counterclaim.

     Claims Filed by Third Parties. Between November 4, 1997 and November 12, 1997, seven class action lawsuits were filed against Safety-Kleen and various directors of Safety-Kleen by Safety-Kleen Shareholders not affiliated with Laidlaw Environmental. In general, these lawsuits seek to (i) cause Safety-Kleen to cooperate with any entity or person having a bona fide interest in a transaction with Safety-Kleen, (ii) order the Safety-Kleen Board of Directors to appropriately evaluate Safety-Kleen's value and to take appropriate steps to enhance this value, and (iii) cause Safety-Kleen's Board of Directors to act independently in the best interest of the public shareholders of Safety-Kleen.

RISK FACTORS

     The value of the Offer Consideration and the future value of the Laidlaw Environmental Common Stock issued in exchange for the Shares is dependent upon, among other things, the Laidlaw Environmental Average Price and the trading price of Laidlaw Environmental Common Stock at the time of the consummation of the

Laidlaw Environmental Offer, and the ability of Laidlaw Environmental to achieve anticipated synergies and realize anticipated cost savings. See "Risk
Factors -- Value of the Laidlaw Environmental Common Stock", "-- Uncertainties in Integrating Operations and Achieving Cost Savings", "-- Ability to Exert Significant Influence" and "Leverage."

MARKET PRICES

     The Shares are listed and traded on the NYSE under the symbol "SK." The Laidlaw Environmental Common Stock is listed and traded on the NYSE under the symbol "LLE," and is also traded on the Pacific Exchange, Inc. See "Market Prices" below for historical information regarding the market price per share of the Shares and the Laidlaw Environmental Common Stock. On August 7, 1997, the date prior to the date Safety-Kleen announced its retention of William Blair, the closing price per Share, as reported on the NYSE Composite Tape, was $17.8125, and the closing price per share of Laidlaw Environmental Common Stock, as reported on the NYSE Composite Tape, was $3.1875. On November 3, 1997, the date prior to the date of the public announcement of Laidlaw Environmental's intention to acquire Safety-Kleen, the closing price per Share, as reported on the NYSE Composite Tape, was $21.9375, and the closing price per share of Laidlaw Environmental Common Stock, as reported on the NYSE Composite Tape, was $4.9375. On November 19, 1997, the date prior to the announcement of the Buyout Proposal and Laidlaw Environmental's revised Laidlaw Environmental Offer, the closing price per Share, as reported on the NYSE Composite Tape, was $26.0625. On January 22, 1998, the closing price per Share, as reported on the NYSE Composite Tape, was $26.9375, and the closing price per share of Laidlaw Environmental Common Stock, as reported on the NYSE Composite Tape, was $4.6250. Shareholders are urged to obtain current market information for Laidlaw Environmental Common Stock and the Shares. No assurance can be given as to market prices of Laidlaw Environmental Common Stock and the Shares at the Expiration Date of the Laidlaw Environmental Offer. The market value of the shares of Laidlaw Environmental Common Stock that holders of Shares will receive upon consummation of the Laidlaw Environmental Offer may vary from the market value of shares of Laidlaw Environmental Common Stock that holders of Shares would have received if the Laidlaw Environmental Offer had been consummated on the date of this Prospectus.

THE LAIDLAW ENVIRONMENTAL OFFER

     General. Laidlaw Environmental hereby offers, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, to exchange the Laidlaw Environmental Offer Consideration for each outstanding Share validly tendered on or prior to the Expiration Date and not properly withdrawn. The Laidlaw Environmental Offer Consideration per Share (and accompanying Rights) consists of $18.00 net in cash and that number of shares of Laidlaw Environmental Common Stock equal to the Exchange Ratio. See "Laidlaw Environmental Offer."

     The term "Expiration Date" shall mean 12:00 midnight, New York City time on February 13, 1998, unless and until Laidlaw Environmental extends the period of time for which the Laidlaw Environmental Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Laidlaw Environmental Offer, as so extended by Laidlaw Environmental, shall expire.

     The Exchange Ratio. "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $12.00 by the weighted average trading prices for Laidlaw Environmental Common Stock (as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the Expiration Date (the "Laidlaw Environmental Average Price"), provided, that the Exchange Ratio shall not be less than 2.24 nor greater than 2.80. Accordingly, subject to changes in the actual market value of Laidlaw Environmental Common Stock on the date that Shares are actually exchanged, each Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of $12.00 if the Laidlaw Environmental Average Price is between $4.28571 and $5.35714. If the Laidlaw Environmental Average Price is greater than $5.35714, each Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of more than $12.00, and, conversely, if the Laidlaw Environmental Average Price is less than $4.28571, each Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of less than $12.00, in each case subject to changes in the actual market value of Laidlaw Environmental Common Stock on the date that Shares are actually exchanged. Cash will be paid in lieu of any fractional shares of Laidlaw Environmental Common Stock. See "The Laidlaw Environmental Offer -- The Exchange Ratio." Safety-Kleen Shareholders should periodically verify the trading price of the Laidlaw Environmental Common Stock to determine the value of the Laidlaw Environmental Common Stock to be issued in the Laidlaw Environmental Offer. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998 of $4.6250, each Share would be exchanged for, in addition to the Cash Consideration, 2.59459 shares of Laidlaw Environmental Common Stock, having a market value as of such date of $12.00. The Exchange Ratio will change as the market price of the Laidlaw Environmental Common Stock changes. The actual Laidlaw Environmental Average Price and Exchange Ratio will be calculated as of the third Trading Day immediately prior to the Expiration Date, as described above, and a press release will be issued announcing the actual Exchange Ratio prior to the opening of the second Trading Day prior to the Expiration Date (as it may be extended from time to time).

     The following table sets forth for illustrative purposes the Exchange Ratio at a variety of assumed Laidlaw Environmental Average Prices. This table is illustrative only, the actual Laidlaw Environmental Average Price will be determined as set forth above.

                                                  MARKET VALUE OF       MARKET VALUE OF LAIDLAW
    LAIDLAW ENVIRONMENTAL                      LAIDLAW ENVIRONMENTAL      ENVIRONMENTAL OFFER
        AVERAGE PRICE        EXCHANGE RATIO        COMMON SHARES             CONSIDERATION
    ---------------------    --------------    ---------------------    -----------------------
            $4.00               2.80000               $11.20                    $29.20
            $4.20               2.80000               $11.76                    $29.76
            $4.40               2.72727               $12.00                    $30.00
            $4.60               2.60870               $12.00                    $30.00
            $4.80               2.50000               $12.00                    $30.00
            $5.00               2.40000               $12.00                    $30.00
            $5.20               2.30769               $12.00                    $30.00
            $5.40               2.24000               $12.10                    $30.10

     Conditions of the Laidlaw Environmental Offer. Laidlaw Environmental's obligation to exchange the Laidlaw Environmental Offer Consideration for Shares pursuant to the Laidlaw Environmental Offer is conditioned upon, among other things, the satisfaction or, where applicable, waiver of each of the Laidlaw Environmental Offer Conditions. Subject to the applicable rules and regulations of the Commission, Laidlaw Environmental expressly reserves the right, in its sole discretion, at any time or from time to time, to delay acceptance for exchange or, regardless of whether such Shares were theretofore accepted for exchange, exchange of any Shares pursuant to the Laidlaw Environmental Offer or to amend or terminate the Laidlaw Environmental Offer and not accept for exchange or exchange any Shares not theretofore accepted for exchange or exchanged, upon the failure of any of the conditions to the Laidlaw Environmental Offer to be satisfied. Laidlaw Environmental reserves the absolute right to waive any defect or irregularity in the tender of any securities and to waive any of the Laidlaw Environmental Offer Conditions (other than the Laidlaw Environmental Stockholder Approval Condition, the Regulatory Approval Condition and the condition related to the effectiveness of the Registration Statement). Although Laidlaw Environmental reserves the right to do so, Laidlaw Environmental does not currently intend to waive the Minimum Tender Condition, the Wisconsin Statutory Condition or the Rights Plan Condition. See "The Laidlaw Environmental Offer -- Conditions of the Laidlaw Environmental Offer." Waiver or amendment of any of these conditions may require an extension of the Laidlaw Environmental Offer.

     Regulatory Approvals. The acquisition of Shares by Laidlaw Environmental pursuant to the Laidlaw Environmental Offer is subject to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") and the rules (the "Rules") that have been promulgated thereunder. On November 26,

1997, Laidlaw Environmental filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") a Hart-Scott-Rodino Notification and Report Form with respect to the Laidlaw Environmental Offer to acquire up to 100% of the outstanding Shares. On December 23, 1997, Laidlaw Environmental received a request for additional information from the FTC with respect to its notification and report form. On January 26, 1998 the HSR Act waiting period terminated.

     European Regulatory Approvals. The acquisition of Shares by Laidlaw Environmental pursuant to the Laidlaw Environmental Offer is subject to prior notification requirements of several of the member countries of the European Union in which Safety-Kleen operates. Based on the limited information concerning Safety-Kleen that is available to Laidlaw Environmental, filings will be necessary in the Federal Republic of Germany. In addition, filings may also be necessary in Belgium. The necessary filings must be made in sufficient time to allow the passing of a one month waiting period before Laidlaw Environmental's acquisition of Shares pursuant to this Laidlaw Environmental Offer may be completed. No pre-merger notification under the European Economic Community's Merger Control Regulation is required for the proposed transaction.

     Canadian Competition Act. Under the Canadian Federal Competition Act (the "Competition Act"), acquisition transactions, insofar as they relate to the acquisition of such Canadian subsidiaries, qualify as a "merger" if they are of sufficient size to be subject to the notification and waiting period requirements of the Competition Act. The Competition Act is administered by the Canadian Director of Investigation and Research appointed under the Competition Act (the "Competition Act Director"). Laidlaw Environmental believes that the proposed transaction requires notification and has filed the required information with the Competition Act Director.

     Under separate "merger" provisions of the Competition Act, which operate independently of its notification and waiting period requirements, if an acquisition is likely to give rise to a substantial prevention or lessening of competition in a market in Canada, the Competition Act Director may apply for a remedial order (such as an injunction or an order to divest specified assets or securities) to be issued by a quasi-judicial body.

     Timing of the Laidlaw Environmental Offer. The Laidlaw Environmental Offer is currently scheduled to expire at 12:00 midnight on February 13, 1998; however, it is Laidlaw Environmental's current intention to extend the Laidlaw Environmental Offer from time to time as necessary until all conditions to the Laidlaw Environmental Offer have been satisfied or waived. See "The Laidlaw Environmental Offer -- Extension, Termination and Amendment." Laidlaw Environmental has received a commitment letter from Toronto-Dominion Bank in which it states that it will provide or arrange credit facilities in the amount necessary to fund payment of the Cash Consideration. See "The Laidlaw Environmental Offer -- Source and Amount of Funds." In the unlikely event that the financing is not available, Laidlaw Environmental currently intends to extend the Laidlaw Environmental Offer to ensure that five business days remain for Safety-Kleen Shareholders to tender their Shares in the Laidlaw Environmental Offer subsequent to obtaining such financing. See "The Laidlaw Environmental Offer -- Source and Amount of Funds." Laidlaw Environmental expects that the Laidlaw Environmental Stockholder Approval Condition will be satisfied on or about February 13, 1998, the date on which it plans to call a special meeting of its stockholders (the "Laidlaw Environmental Special Meeting"), to approve the increase in the number of authorized shares of Laidlaw Environmental Common Stock from 350,000,000 to 750,000,000 and the issuance of shares of Laidlaw Environmental Common Stock in connection with the Laidlaw Environmental Offer and the Merger.

     Extension, Termination and Amendment. Laidlaw Environmental expressly reserves the right (but will not be obligated), in its sole discretion, at any time or from time to time, and regardless of whether any of the events set forth in "The Laidlaw Environmental Offer -- Conditions of the Laidlaw Environmental Offer" shall have occurred or shall have been determined by Laidlaw Environmental to have occurred, (a) to extend the period of time during which the Laidlaw Environmental Offer is open by giving oral or written notice of such extension to the Exchange Agent, which extension will be announced no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, and (b) to amend the Laidlaw Environmental Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Laidlaw Environmental Offer to holders of Shares and/or by increasing or decreasing the number of Shares being sought in the Laidlaw Environmental Offer) by giving oral or written notice of such amendment to the Exchange Agent. The rights reserved by Laidlaw Environmental in this paragraph are in addition to Laidlaw Environmental's right to terminate the Laidlaw Environmental Offer as described in "The Laidlaw Environmental Offer -- Extension, Termination and Amendment." There can be no assurance that Laidlaw Environmental will exercise its right to extend the Laidlaw Environmental Offer. However, it is Laidlaw Environmental's current intention to extend the Laidlaw Environmental Offer until all Laidlaw Environmental Offer Conditions have been satisfied or waived. See "The Laidlaw Environmental Offer -- Extension, Termination and Amendment." During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Laidlaw Environmental Offer, subject to the right of a tendering Safety-Kleen Shareholder to withdraw his or her Shares. See "The Laidlaw Environmental Offer -- Withdrawal Rights."

     Exchange of Shares; Delivery of Laidlaw Environmental Common Stock and Cash Consideration. Upon the terms and subject to the conditions of the Laidlaw Environmental Offer (including, if the Laidlaw Environmental Offer is extended or amended, the terms and conditions of any such extension or amendment), Laidlaw Environmental will accept for exchange, and will exchange, Shares (and Rights, if applicable) validly tendered and not properly withdrawn as promptly as practicable following the Expiration Date. See "The Laidlaw Environmental Offer -- Exchange of Shares; Delivery of Laidlaw Environmental Common Stock and Cash Consideration."

     Withdrawal Rights. Tenders of Shares (and Rights, if applicable) made pursuant to the Laidlaw Environmental Offer are irrevocable, except that Shares (and Rights, if applicable) tendered pursuant to the Laidlaw Environmental Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for exchange and exchanged by Laidlaw Environmental for the Laidlaw Environmental Offer Consideration pursuant to the Laidlaw Environmental Offer, may also be withdrawn at any time after March 17, 1998. See "The Laidlaw Environmental Offer -- Withdrawal Rights."

     Procedure for Tendering Shares. For a Safety-Kleen Shareholder to validly tender Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer, (i) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined herein) in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Prospectus and either certificates for tendered Shares (and Rights, if applicable) must be received by the Exchange Agent at such address or such Shares (and Rights, if applicable) must be tendered pursuant to the procedures for book-entry transfer (in the case of Rights, if available) set forth under "The Laidlaw Environmental Offer -- Procedure for Tendering" (and a confirmation of receipt of such tender received), in each case, prior to the Expiration Date, or (ii) such Safety-Kleen Shareholder must comply with the guaranteed delivery procedure set forth under "The Laidlaw Environmental
Offer -- Procedure for Tendering." SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE LAIDLAW ENVIRONMENTAL OFFER.

     Safety-Kleen Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares, unless the Rights Plan Condition has been satisfied or waived. Unless the Safety-Kleen Distribution Date occurs, a tender of Shares will constitute a tender of the associated Rights.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES (AND RIGHTS CERTIFICATES, IF APPLICABLE) AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

THE MERGER

     The purpose of the Laidlaw Environmental Offer is to enable Laidlaw Environmental to acquire control of, and ultimately the entire equity interest in, Safety-Kleen. Laidlaw Environmental presently intends, following consummation of the Laidlaw Environmental Offer, to propose and seek to have LES Acquisition merge with Safety-Kleen. In the Merger, each then outstanding Share (other than Shares owned by Laidlaw Environmental or any of its affiliates, and Shares held in the treasury of Safety-Kleen (if Safety-Kleen is so authorized) or by any subsidiary of Safety-Kleen) would be cancelled in exchange for the right to receive the same consideration paid pursuant to the Laidlaw Environmental Offer. Safety-Kleen has not agreed to provide Laidlaw Environmental with information that might be relevant to the structuring of the Merger. Laidlaw Environmental therefore reserves the right to change the structure of the Merger upon receipt of such information.

     If the Minimum Tender Condition and other Laidlaw Environmental Offer Conditions are satisfied, and the Laidlaw Environmental Offer is consummated, Laidlaw Environmental and its affiliates will own not less than two-thirds of the outstanding Shares. Accordingly, Laidlaw Environmental and its affiliates will at such time have sufficient voting power in Safety-Kleen to approve the Merger independently of the votes of any other Safety-Kleen Shareholders. Laidlaw Environmental presently intends to vote any and all Shares owned by Laidlaw Environmental and its affiliates following consummation of the Laidlaw Environmental Offer to approve the Merger.

     Safety-Kleen Shareholders may have appraisal rights under Wisconsin law in connection with the Merger. See "-- Dissenter Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Laidlaw Environmental has been advised by its counsel, Katten Muchin & Zavis, that the exchange of Shares for Laidlaw Environmental Common Stock and cash pursuant to the Laidlaw Environmental Offer and Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. If the Board of Directors of Safety-Kleen agrees to discuss a business combination with the Laidlaw Environmental, the Laidlaw Environmental Offer and the Merger may be restructured to be a partially tax-free merger for U.S. federal income tax purposes.

     All Safety-Kleen Shareholders should carefully read the summary of the federal income tax consequences of the Laidlaw Environmental Offer and the Merger under "The Laidlaw Environmental Offer -- Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, local and foreign tax consequences in their particular circumstances.

EFFECT OF LAIDLAW ENVIRONMENTAL OFFER ON MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The exchange of Shares pursuant to the Laidlaw Environmental Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

     The Shares are listed and traded on the NYSE. Depending upon the number of Shares acquired pursuant to the Laidlaw Environmental Offer, following consummation of the Laidlaw Environmental Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers. For a description of the treatment of Shares in the Merger, see "The Merger."

DISSENTER RIGHTS

     Holders of Shares do not have appraisal rights as a result of the Laidlaw Environmental Offer. In the event the Merger is consummated, the Safety-Kleen Shareholders may have appraisal rights with respect to the Merger under Section
180.1302 of the Wisconsin Statutes if Safety-Kleen is a Wisconsin "resident domestic corporation" for purposes of the Wisconsin Statutes. Based upon information received from Safety-Kleen, Laidlaw Environmental and LES Acquisition believe that Safety-Kleen has not demonstrated that it is a "resident domestic corporation."

COMPARISON OF THE RIGHTS OF HOLDERS OF SHARES AND LAIDLAW ENVIRONMENTAL COMMON STOCK

     As a consequence of the exchange of Shares for shares of Laidlaw Environmental Common Stock in the Laidlaw Environmental Offer and the cancellation of Shares as a result of the Merger, shareholders of Safety-Kleen, a corporation incorporated under the laws of Wisconsin, would become shareholders of Laidlaw Environmental, a Delaware corporation. Such holders would have certain rights as Laidlaw Environmental shareholders that are different from the rights they currently have in Safety-Kleen, both because of the differences between the Laidlaw Environmental Certificate of Incorporation (the "Laidlaw Environmental Certificate") and Laidlaw Environmental's by-laws (the "Laidlaw Environmental By-laws"), on the one hand, and the Safety-Kleen Articles of Incorporation (the "Safety-Kleen Articles") and by-laws (the "Safety-Kleen By-Laws"), on the other hand, and because of differences between Wisconsin and Delaware corporation law. For a comparison of the charter and by-law provisions of Laidlaw Environmental and Safety-Kleen and of Wisconsin and Delaware law, see "Comparison of the Rights of Holders of Shares and Laidlaw Environmental Common Stock."

DESCRIPTION OF LAIDLAW ENVIRONMENTAL CAPITAL STOCK

     The authorized capital stock of Laidlaw Environmental consists of 350,000,000 shares of Laidlaw Environmental Common Stock, par value $1.00 per share and 1,000,000 shares of preference stock, $1.00 par value. As of October 14, 1997, there were 180,549,911 shares of Laidlaw Environmental Common Stock issued and outstanding. No preferred stock has been issued.

     Holders of shares of Laidlaw Environmental Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of outstanding Laidlaw Environmental Preferred Stock (if any), holders of shares of Laidlaw Environmental Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Laidlaw Environmental available for distribution to shareholders.

     For information relating to ownership of Laidlaw Environmental Common Stock by certain beneficial owners and directors and executive officers of Laidlaw Environmental, see the Laidlaw Environmental 1997 Annual Meeting Proxy Statement. As of October 14, 1997, as a group, Laidlaw Environmental's directors, executive officers and their affiliates (including Laidlaw Inc.) beneficially owned approximately 70.29% of the outstanding shares of Laidlaw Environmental Common Stock. If the Merger is consummated, current Safety-Kleen Shareholders (other than Laidlaw Environmental) would hold, depending on the Exchange Ratio, between 41.5% and 47.0% of the outstanding shares of post-Merger Laidlaw Environmental, and Laidlaw Environmental's present directors, executive officers and affiliates as a group would hold, depending on the Exchange Ratio, between 35.3% and 39.2% of the outstanding shares of post-Merger Laidlaw Environmental.

     For additional information concerning the capital stock of Laidlaw Environmental, see "Description of Laidlaw Environmental Capital Stock."

THE EXCHANGE AGENT

     IBJ Schroder Bank & Trust Company has been appointed Exchange Agent in connection with the Laidlaw Environmental Offer. A duly executed Letter of Transmittal (or facsimile copies thereof), together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and certificates for Shares (and Rights, if applicable) should be sent by each tendering Safety-Kleen Shareholder or his or her broker, dealer, bank or nominee to the Exchange Agent at the addresses set forth on the back cover of this Prospectus.

REQUEST FOR ASSISTANCE AND ADDITIONAL COPIES

     Requests for information or assistance concerning the Laidlaw Environmental Offer may be directed to the Dealer Manager or the Information Agent at their respective addresses set forth on the back cover of this Prospectus. Requests for additional copies of this Prospectus and the Letter of Transmittal should be directed to the Information Agent.

LAIDLAW ENVIRONMENTAL AND SAFETY-KLEEN COMPARATIVE PER SHARE DATA

     The following table sets forth comparative per share data of Laidlaw Environmental and Safety-Kleen on both a historical and pro forma combined basis. This table should be read in conjunction with each entity's historical financial statements and notes thereto as set forth in the filings incorporated by reference herein (but which in the case of Safety-Kleen are not covered by the report of Safety-Kleen's independent accountants for purposes of this Prospectus), and in conjunction with the unaudited pro forma combined financial information appearing elsewhere in this Prospectus. See "Laidlaw Environmental and Safety-Kleen Unaudited Pro Forma Combined Financial Information."

     The pro forma information set forth below gives effect to (a) the Rollins Acquisition defined under the heading "Laidlaw Environmental/Rollins Pro Forma Combined", and (b) the Rollins Acquisition, the Laidlaw Environmental Offer, the Merger and the other transactions described herein under the heading "Laidlaw Environmental/Safety-Kleen Pro Forma Combined", as if each had occurred as of September 1, 1996. Both the Rollins Acquisition and the Merger and pending acquisitions have been presented using the purchase method of accounting. This information does not reflect the estimated cost savings of the Rollins Acquisition, nor the cost savings of approximately $100 to $130 million that Laidlaw Environmental management believes may result from the Merger. The pro forma combined per share data is not necessarily indicative of actual results of operations of Laidlaw Environmental, Rollins, and Safety-Kleen had the transactions assumed therein occurred on the dates specified, nor are they indicative of future expected results.

                                                                                LAIDLAW
                                                                             ENVIRONMENTAL/
                                                 LAIDLAW                      SAFETY-KLEEN    SAFETY-KLEEN
                                              ENVIRONMENTAL   SAFETY-KLEEN     PRO FORMA        PRO FORMA
                                               HISTORICAL      HISTORICAL     COMBINED(1)     EQUIVALENT(2)
                                              -------------   ------------   --------------   -------------
Book value per common share:
  August 31, 1997...........................     $ 1.82          $8.49           $ 3.04          $ 8.18
  November 30, 1997.........................       1.90           8.49             3.08            8.29
Year ended August 31, 1997:
  Primary income (loss) per common share
     from continuing operations(4)..........      (1.33)          1.04            (0.71)          (1.91)
  Cash dividends(3).........................         --           0.36               --              --
Three months ended November 30, 1997:
  Primary income per share..................      0.056           1.04            0.013           0.035
  Fully diluted income per share(4).........      0.047             --               --              --

---------------

(1) See "Laidlaw Environmental and Safety-Kleen Selected Unaudited Pro Forma Financial Information."
(2) The Safety-Kleen pro forma equivalent represents the Laidlaw Environmental/Safety-Kleen pro forma combined book value, dividends and income (loss) per common share multiplied by an Exchange Ratio of 2.69, which assumes a Laidlaw Environmental share price of $4.459375.
(3) Laidlaw Environmental has not paid cash dividends during the past two fiscal years and does not presently anticipate paying any cash dividends in the future. In addition, Laidlaw Environmental's existing credit facility, and its proposed credit facility to be arranged through TD Securities (USA), Inc., preclude the payment of cash dividends.
(4) Fully diluted earnings per share, which include the dilutive effect of the subordinated convertible debenture, have not been included for the historical year ended August 31, 1997, nor for the pro forma three months ended November 30, 1997, as the effect of such inclusion would be to increase earnings per share, and thus be anti-dilutive.

SELECTED FINANCIAL DATA

     The summary below sets forth selected historical financial data and selected unaudited pro forma combined financial data. This financial data should be read in conjunction with the historical financial statements and notes thereto contained in the filings incorporated by reference herein (but which, in the case of Safety-Kleen, are not covered by the report of Safety-Kleen's independent accountants for purposes of this Prospectus), and in conjunction with the unaudited pro forma combined financial information and notes thereto appearing elsewhere in this Prospectus. See "Unaudited Pro Forma Combined Financial Information."

SELECTED HISTORICAL FINANCIAL DATA OF LAIDLAW ENVIRONMENTAL

     The selected historical financial data of Laidlaw Environmental set forth below has been derived from financial statements of Laidlaw Environmental as they appeared in the Laidlaw Environmental 1997 Form 10-K and in the Laidlaw Environmental Form 10-Q for the three months ended November 30, 1997. The Laidlaw Environmental Form 10-K and Form 10-Q should be read in conjunction with Laidlaw Environmental's selected historical financial data.

                          THREE MONTHS                        YEAR ENDED AUGUST 31,
                              ENDED         ----------------------------------------------------------
                        NOVEMBER 30, 1997      1997         1996         1995        1994       1993
                        -----------------   ----------   ----------   ----------   --------   --------
                                          ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
  DATA:
Revenues..............     $  211,552       $  678,619   $  652,973   $  599,241   $517,804   $511,554
Income (loss) from
  continuing
  operations(1).......     $   10,144       $ (183,452)  $    6,714   $   16,765   $ 22,531   $ 11,654
Primary income (loss)
  per share from
  continuing
  operations(1).......     $    0.056       $   (1.329)  $    0.056   $    0.140   $  0.188   $  0.097
Fully diluted income
  per share(2)........     $    0.047               --           --           --         --         --
Cash dividends per
  common share........             --               --           --           --         --         --
BALANCE SHEET DATA:
Working capital.......     $   74,525       $   76,095   $   40,677   $   60,075   $ 90,831   $119,522
Total assets..........     $1,590,200       $1,610,878   $1,491,294   $1,367,411   $974,053   $947,976
Long-term debt........     $  495,339       $  540,096   $   55,838   $   64,256   $ 18,454   $ 24,253
Stockholders'
  equity(3)...........     $  346,513       $  327,965   $1,094,777   $1,056,266   $798,597   $795,887
Primary weighted
  average common and
  common stock
  equivalents
  outstanding
  (000's).............        180,822          138,033      120,000      120,000    120,000    120,000
Fully diluted weighted
  average common and
  common stock
  equivalents
  outstanding
  (000's).............        274,156               --           --           --         --         --

---------------
(1) Fiscal year 1997 includes restructuring charge, net of tax benefit, of $200 million ($332 million pre-tax) or $1.45 per share.
(2) Inclusion of fully-diluted per share components would have been anti-dilutive in fiscal 1997. No dilutive components existed prior to 1997.
(3) For fiscal years 1993 to 1996 inclusive, stockholders' equity represents the net investment of Laidlaw Inc. in Laidlaw Environmental.

SELECTED HISTORICAL FINANCIAL DATA OF SAFETY-KLEEN

     The selected historical financial data of Safety-Kleen set forth below has been derived from financial statements of Safety-Kleen as they appeared in Safety-Kleen's Form 10-K filed with the Commission for each of the five fiscal years in the period ended December 28, 1996 and the Safety-Kleen Form 10-Q for the period ended September 6, 1997, the latest publicly filed financial statements available. The Safety-Kleen 1996 Form 10-K should also be read in conjunction with Safety-Kleen's selected historical financial data.

                             36 WEEKS ENDED                                    FISCAL YEAR
                       ---------------------------   ---------------------------------------------------------------
                       SEPTEMBER 6,   SEPTEMBER 7,
                           1997           1996          1996         1995        1994         1993         1992(3)
                       ------------   ------------   ----------   ----------   ---------   ----------     ----------
                                                ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
  DATA:
Revenues.............   $  680,172      $626,176     $  923,126   $  859,251   $ 791,267   $  795,508     $  794,542
Income (loss) from
  continuing
  operations.........   $   40,297      $ 40,685     $   61,109   $   53,303   $  50,094   $ (101,346)(1) $   45,637(2)
Net income (loss) per
  share from
  continuing
  operations.........   $     0.69      $   0.70     $     1.05   $     0.92   $    0.87   $    (1.76)(1) $     0.79(2)
Cash dividends per
  common share.......   $     0.27      $   0.27     $     0.36   $     0.36   $    0.36   $     0.36     $     0.34
BALANCE SHEET DATA:
Working capital......   $   74,795                   $   72,340   $   43,532   $  31,766   $   53,472     $   47,729
Total assets.........   $1,037,192                   $1,044,823   $1,009,050   $ 973,444   $  950,664     $1,006,446
Long-term debt.......   $  246,080                   $  276,954   $  283,715   $ 284,125   $  288,633     $  300,724
Stockholders'
  Equity.............   $  495,718                   $  480,290   $  433,435   $ 396,336   $  362,664     $  492,095
Weighted average
  common and common
  stock equivalents
  (000's)............       58,490        58,078         58,152       57,857      57,741       57,679         57,768

---------------

(1) Includes restructuring and special charges, net of tax benefit, of $136 million ($229 million pre-tax) or $2.36 per share.
(2) Includes $300,000 ($.01 per share) increase in net earnings from cumulative effect of prior years effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106 on accounting for post-retirement benefits and SFAS No. 109 on accounting for income taxes.
(3) Fiscal year 1992 was a fifty-three week year. All other years presented were fifty-two weeks.

LAIDLAW ENVIRONMENTAL, ROLLINS AND SAFETY-KLEEN SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following selected unaudited pro forma combined financial information combines the consolidated income statements of Laidlaw Environmental and Rollins, and the consolidated balance sheets and income statements of Laidlaw Environmental and Safety-Kleen as if the Rollins Acquisition, Laidlaw Environmental Offer, the Merger and the other transactions described herein had occurred for all periods presented. These statements are prepared on the basis of accounting for the Rollins Acquisition and the Merger as a purchase and are based on the assumptions set forth in the notes thereto. These statements and the pro forma information presented below do not reflect the estimated cost savings of approximately $100 to $130 million Laidlaw Environmental believes will result from the Merger or the estimated cost savings of the Rollins Acquisition. The following information is not necessarily indicative of the financial position or the actual results of operation that would have occurred had the transactions assumed herein occurred on such dates or of expected future results. This information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Laidlaw Environmental and Safety-Kleen included in the documents described under "Incorporation of Certain Documents by Reference" (but which, in the case of Safety-Kleen, are not covered by the reports of Safety-Kleen's independent accountants for purposes of this Prospectus) the consolidated financial statements and accompanying notes of Rollins, and the pro forma combined financial statements and accompanying discussion and notes set forth under "Unaudited Pro Forma Combined Financial Information."

                                                                    PRO FORMA COMBINED
                                              ---------------------------------------------------------------
                                                              YEAR ENDED                   THREE MONTHS ENDED
                                                           AUGUST 31, 1997                 NOVEMBER 30, 1997
                                              ------------------------------------------   ------------------
                                                                        (UNAUDITED)
                                                        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenue......................................                 $1,802,627                        $441,556
Income (loss) from continuing operations.....                   (241,810)                          4,187
Income (loss) from discontinued operations...                         20                              --
                                                           -------------                        --------
Net income (loss)............................                   (241,790)                       $  4,187
                                                           =============                        ========
PER SHARE DATA(1):
Income (loss) from continuing operations.....                     (0.711)                       $  0.012
Income (loss) from discontinued operations...                      0.000                              --
                                                           -------------                        --------
Net income (loss)............................                     (0.711)                          0.012
                                                           =============                        ========
Weighted average common and common stock
  equivalents (000's)........................                    339,980                         338,631
                                                           =============                        ========

                                                                  PRO FORMA
                                                                  COMBINED
                                                              -----------------
                                                                    AS OF
                                                              NOVEMBER 30, 1997
                                                              -----------------
                                                                 (UNAUDITED)
                                                              ($ IN THOUSANDS)
BALANCE SHEET DATA:
Assets
  Total current assets......................................     $  500,276
  Total assets..............................................      4,454,385
Liabilities
  Total current liabilities.................................        422,870
  Long term debt............................................      1,764,809
  Subordinated convertible debenture........................        350,000
  Total liabilities.........................................      3,414,277
Stockholders' Equity........................................      1,040,108

---------------
(1) Assumes an Exchange Ratio of 2.69. Fully diluted earnings per share, which include the dilutive effect of the subordinated convertible debenture, have not been included for the historical year ended August 31, 1997, nor for the pro forma three months ended November 30, 1997, as the effect of such inclusion would be to increase earnings per share, and thus be anti-dilutive.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in "Prospectus Summary," "-- Reasons for the Laidlaw Environmental Offer," "-- Certain Federal Income Tax Consequences," and "-- Background of the Laidlaw Environmental Offer," "-- Reasons for the Laidlaw Environmental Offer -- Enhanced Business Opportunities," "Background of the Laidlaw Environmental Offer," "The Laidlaw Environmental Offer -- Certain Federal Income Tax Consequences," "Comparison of Laidlaw Environmental Offer and Buyout Proposal," "The Merger -- General," and "Unaudited Pro Forma Combined Financial Information" including any forecasts, projections and descriptions of anticipated cost savings and synergies referred to therein, and certain statements incorporated by reference from documents filed with the Commission by Laidlaw Environmental and Safety-Kleen, including any statements contained herein or therein regarding the development or possible assumed future results of operations of Laidlaw Environmental's and Safety-Kleen's businesses, the markets for Laidlaw Environmental's and Safety-Kleen's services and products, anticipated capital expenditures, regulatory developments and the effects of the Laidlaw Environmental Offer and the Merger, any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," or similar expressions, and other statements contained or incorporated by reference herein regarding matters that are not historical facts, are or may constitute forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties that may cause actual results to differ include, among others, general economic conditions, risks associated with acquisitions, fluctuations in operating results because of acquisitions and variations in stock prices, changes in applicable federal, state and local laws and regulations, especially environmental regulations, alternate and emerging technologies, competition and pricing pressures, overcapacity in the industry, seasonal fluctuations due to weather, uncertainties of litigation, and risks associated with the operation, growth and integration of the newly acquired businesses. As a result of these factors, Laidlaw Environmental's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance. All subsequent written and oral forward-looking statements attributable to Laidlaw Environmental or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Laidlaw Environmental undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events of or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by the federal securities laws.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following are certain factors that should be considered by Safety-Kleen Shareholders in evaluating the Laidlaw Environmental Offer and an investment in Laidlaw Environmental Common Stock.

VALUE OF THE LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION

     In considering whether to tender Shares to Laidlaw Environmental pursuant to the Laidlaw Environmental Offer, Safety-Kleen Shareholders should consider that the value of the Laidlaw Environmental Offer Consideration depends in part on the price of Laidlaw Environmental Common Stock. Pursuant to the Laidlaw Environmental Offer, each Share will be exchanged for $18.00 in cash and the number of shares of Laidlaw Environmental Common Stock equal to the Exchange Ratio (as defined and described under "The Laidlaw Environmental Offer -- The Exchange Ratio" below). Safety-Kleen Shareholders should be aware that depending upon the Exchange Ratio and the trading price of the Laidlaw Environmental Common Stock at the time of consummation of the Laidlaw Environmental Offer, the value of the Laidlaw Environmental Offer Consideration may be less than $30.00 per Share. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998 of $4.6250, each Share would be exchanged for, in addition to the Cash Consideration,
2.59459 shares of Laidlaw Environmental Common Stock, having a market value as of such date of $12.00.

UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS

     Laidlaw Environmental and Safety-Kleen and certain direct and indirect subsidiaries each are large enterprises with operations in different markets. The success of any business combination, including the Merger, is in part dependent on the ability following the Merger to consolidate operations and integrate departments, systems and procedures and thereby obtain business efficiencies, economies of scale and related cost savings. The consolidation of operations, the integration of departments, systems and procedures and the reallocation of staff present significant management challenges. There can be no assurance that future consolidated results will improve as a result of the Merger, or as to the timing or extent to which cost savings and efficiencies anticipated by Laidlaw Environmental will be achieved. The pro forma financial statements contained in this Prospectus do not include the impact, positive or negative, of any cost savings or efficiencies related to anticipated synergies. Laidlaw Environmental cannot presently quantify the impact of achieving or failing to achieve anticipated synergies on Laidlaw Environmental's earnings per share.

ABILITY TO EXERT SIGNIFICANT INFLUENCE

     As of November 30, 1997, Laidlaw owned beneficially approximately 67.0% of the outstanding Laidlaw Environmental Common Stock. Laidlaw also holds a $350 million 5% Subordinated Convertible Pay-In-Kind Debenture due 2009 of Laidlaw Environmental (the "PIK Note"). For the first two years after the issuance of the PIK Note, interest is automatically paid in Laidlaw Environmental Common Stock and thereafter principal and interest may be paid in Laidlaw Environmental Common Stock or cash at the election of Laidlaw Environmental. The number of shares of Laidlaw Environmental Common Stock for each such payment shall be equal to the dollar amount in accrued interest or principal due divided by the average of the daily closing prices of a share of Common Stock on the NYSE-Composite Transactions for the ten consecutive trading days selected by Laidlaw Environmental commencing not more than 20 days before, and ending not later than, the date such payment is due. Beginning on May 15, 2002, and continuing until the business day prior to the repayment of the PIK Note, the PIK Note is convertible, in whole or in part, at the option of the holder, into shares of Laidlaw Environmental Common Stock. The conversion will be at a conversion price of $3.75 per share, subject to adjustment under certain circumstances. Assuming that the entire principal amount of the PIK Note is outstanding and the conversion price is $3.75 per share, the PIK Note is convertible into 93,333,333 shares of Laidlaw Environmental Common Stock. If the Laidlaw Environmental Offer is successful and the Merger consummated, Laidlaw would beneficially own, depending on the Exchange Ratio, between 33.6% and 37.3% (and 47.3% and 51.3% taking into account the PIK Note) of the outstanding shares of Laidlaw Environmental Common Stock. Despite the reduction in Laidlaw's beneficial ownership, however, future sales by Laidlaw of substantial amounts of Laidlaw Environmental Common Stock in the public market (depending on how and when such sales are made), or the perception that such sales could occur, could adversely affect the market price of the Laidlaw Environmental Common Stock. Future sales by Laidlaw would increase the public float of Laidlaw Environmental Common Stock, which increase could have a positive impact on the market for, and market price of, Laidlaw Environmental Common Stock.

     The Board of Directors of Laidlaw Environmental is comprised of ten members, three of whom were designated by Laidlaw, three by Rollins and three jointly by Laidlaw and Rollins and one selected by the Board of Directors of Laidlaw Environmental. To Laidlaw Environmental's knowledge, there are presently no agreements with respect to future nominations to the Board of Directors of Laidlaw Environmental.

LEVERAGE

     After consummation of the Merger, Laidlaw Environmental will be highly leveraged with substantial debt service obligations, including principal and interest obligations with respect to bank debt of as much as $1.8 billion. Therefore, Laidlaw Environmental will be particularly susceptible to adverse changes in its industry, the economy and the financial markets generally. In addition, Laidlaw Environmental's ability to obtain additional debt financing will be limited by restrictive covenants under the terms of its credit agreements and any other debt instruments and those limits on financing may therefore limit Laidlaw Environmental's ability to service its existing debt obligations through additional debt financing if cash flow from operations is insufficient to service such obligations.

ENVIRONMENTAL REGULATION

     The operations of businesses of Laidlaw Environmental and Safety-Kleen are subject to certain federal, state, territorial, provincial and local requirements which regulate health, safety, environment, zoning and land-use. Operating and other permits are generally required for incinerators, landfills, transfer and storage facilities, certain collection vehicles, storage tanks and other facilities owned or operated by Laidlaw Environmental or Safety-Kleen, and these permits are subject to revocation, modification and renewal. Although Laidlaw Environmental believes that the facilities of Laidlaw Environmental and (based on Safety-Kleen's public disclosures) Safety-Kleen meet federal, state and local requirements in all material respects and have all of the required operating and other permits (with one exception discussed under "Information Regarding Laidlaw Environmental -- Incineration"), it may be necessary to expend considerable time, effort and money to keep existing or acquired facilities of Laidlaw Environmental and Safety-Kleen in compliance with applicable requirements, including new regulations, and to maintain existing permits and approvals and to obtain the permits and approvals necessary to increase their capacity. Applicable requirements are enforceable by injunctions and fines or penalties, including criminal penalties. These regulations are administered by the United States Environmental Protection Agency (the "EPA") and various other federal, state and local environmental and health and safety agencies and authorities, including the Occupational Safety and Health Administration of the United States Department of Labor and by the provincial environmental ministries in Canada.

     The United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes liability for damages and the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment on, among others, the current and former owners and operators of such sites. Given the substantial costs involved in a CERCLA cleanup and the difficulty of obtaining insurance for environmental impairment liability, such liability could have a material impact on Laidlaw Environmental's business, financial condition and future prospects. See "Business of Laidlaw Environmental -- Regulation."

     With respect to various operating facilities, Laidlaw Environmental is required to provide certain financial assurances with respect to certain statutorily required closure and post-closure obligations. These financial assurances may take the form of insurance, guarantees, bonds, letters of credit or deposits of cash, to the extent acceptable to the United States, Canadian or other foreign, state, territorial, federal, provincial or local courts, executive offices, legislatures, governmental agencies or ministries, commissions, or administrative, regulatory or self-regulatory authorities or instrumentalities ("Governmental Entities") requiring such assurances. Following the consummation of the Merger, Laidlaw Environmental will be obligated to provide financial assurances for current Safety-Kleen operations as well. There can be no assurance that Laidlaw Environmental will be able to provide the required financial assurances without increased cost or at all.

     Anticipated payments of environmental liabilities for Laidlaw Environmental for each of the next five years and thereafter are as follows ($ in thousands):

                   YEAR ENDING AUGUST 31
                   ---------------------
1998........................................................  $ 27,376
1999........................................................    32,365
2000........................................................    22,735
2001........................................................    15,972
2002........................................................    10,926
Thereafter..................................................   170,687
                                                              --------
          Total.............................................  $280,061
                                                              ========

RISKS OF PENDING AND FUTURE LEGAL PROCEEDINGS

     In addition to the costs of complying with environmental regulations, hazardous waste treatment companies generally will continue to be involved in legal proceedings in the ordinary course of business. Alleged failure by Laidlaw Environmental or Safety-Kleen to comply with laws and regulations may lead to the imposition of fines or the denial, revocation or delay of the renewal of permits and licenses by Governmental Entities. In addition, such Governmental Entities as well as surrounding landowners may claim that Laidlaw Environmental or Safety-Kleen are liable for environmental damages. Citizens groups have become increasingly active in challenging the grant or renewal of permits and licenses for hazardous waste facilities, and responding to such challenges has further increased the costs associated with establishing new facilities or expanding current facilities. A significant judgment against Laidlaw Environmental or Safety-Kleen, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on Laidlaw Environmental's business, financial condition and future prospects. Laidlaw Environmental and Safety-Kleen are each currently a party to various legal proceedings, as well as environmental proceedings which have arisen in the ordinary course of its business. No assurance can be given with respect to the outcome of these legal and environmental proceedings or the effect such outcomes may have on Laidlaw Environmental. Although Laidlaw Environmental believes that losses resulting from the ultimate resolution of such proceedings will not have a material adverse effect on the business, financial condition or future prospects of Laidlaw Environmental, an unfavorable resolution of any matter individually or in the aggregate could have a material adverse effect on the business, financial condition and future prospects of Laidlaw Environmental.

COMPETITIVE ENVIRONMENT

     Laidlaw Environmental and Safety-Kleen operate in highly competitive environments. In addition, the hazardous waste industry is changing as a result of rapid consolidation. The future success of Laidlaw Environmental will be affected by such changes, the nature of which cannot be forecast with certainty. There can be no assurance that such developments will not create additional competitive pressures on Laidlaw Environmental's business.

INTERNATIONAL OPERATIONS

     Upon completion of the Merger, Laidlaw Environmental will have business operations in the United States, Canada and Europe. Certain risks are inherent in international operations, including the risks of differing regulation, currency fluctuations and differing tax treatment. Laidlaw Environmental currently operates under substantially Canadian and United States-based environmental and other regulation. After the

Merger, it will also be subject to European regulation. Also, the relative value of United States dollar, Canadian dollar and European currencies could change. The impact of future exchange rate fluctuations on the results of operations cannot be accurately predicted. After the Merger, Laidlaw Environmental will be subject to U.S., European and Canadian tax laws and regulations. The application of United States and foreign tax laws and regulations to Laidlaw Environmental and to intercompany relationships created by the Merger will be subject to audit and review by independent national tax authorities. In addition, business practices or laws in Europe may impose costs, restrictions or requirements on such activities that differ in significant respects from the U.S. business environment.

CYCLICAL AND SEASONAL NATURE OF BUSINESS

     The hazardous waste business is cyclical to the extent that it is dependent upon a stream of waste from cyclical industries. If those cyclical industries slow significantly, the business that Laidlaw Environmental receives from those industries is likely to slow. Also, Laidlaw Environmental's business is somewhat seasonal in that less waste is received in winter months.

DIVIDENDS

     Laidlaw Environmental has not paid cash dividends during the past two fiscal years and does not presently anticipate paying any cash dividends in the future. In addition, Laidlaw Environmental's existing credit facility, and its proposed credit facility to be arranged through TD Securities (USA), Inc, preclude the payment of cash dividends.

                  REASONS FOR THE LAIDLAW ENVIRONMENTAL OFFER

LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION AND PREMIUM

     Pursuant to the Laidlaw Environmental Offer, each Share will be exchanged for $18.00 net in cash and $12.00 in shares of Laidlaw Environmental Common Stock, assuming that the Laidlaw Environmental Average Price is not less than $4.28571 and not greater than $5.35714. Accordingly, the per Share price premium, if any, which Safety-Kleen Shareholders will receive in the Laidlaw Environmental Offer will depend on the amount of any Buyout Proposal Expenses payable by Safety-Kleen and the Laidlaw Common Stock trading price at the time of consummation of the Laidlaw Environmental Offer.

     Laidlaw Environmental believes that the Laidlaw Environmental Offer is in the best interests of Safety-Kleen Shareholders because, among other things, the Laidlaw Environmental Offer Consideration represents a premium to the consideration offered in the Buyout Proposal. Assuming a Laidlaw Environmental Average Price of $4.6250 (the closing price on January 22, 1998) the Laidlaw Environmental Offer represents a 68.4% premium to the per Share closing price on the NYSE on August 7, 1997, the date prior to the announcement of William Blair's retention, a 36.8% premium to the per Share closing price on the NYSE on November 3, 1997, the last trading day prior to the public announcement of Laidlaw Environmental's intention to make the Laidlaw Environmental Offer and an 11.1% premium to the Buyout Proposal. In developing its belief that the Laidlaw Environmental Offer is in the best interests of Safety-Kleen Shareholders, Laidlaw Environmental possessed limited information with respect to the particular circumstances, from a tax standpoint, of individual Safety-Kleen Shareholders. Laidlaw Environmental therefore cannot make a conclusive determination as to the tax impact of the Laidlaw Environmental Offer and the Merger on all Safety-Kleen Shareholders. The following table shows the premium of the Laidlaw Environmental Offer Consideration over the per Share closing price on the NYSE on the date prior to public announcement of William Blair's retention, on the last trading day immediately prior to the public announcement of the Laidlaw Environmental Offer.

                                                               LAIDLAW
                                                            ENVIRONMENTAL
                                                                OFFER       SAFETY-KLEEN      PERCENT
                                                               PRICE*       SHARE PRICE    DIFFERENTIAL**
                                                            -------------   ------------   --------------
August 7, 1997, the date prior to public announcement of
  William Blair's retention...............................     $30.00         $17.8125          68.4%
November 3, 1997, the last trading day before the public
  announcement of Laidlaw Environmental's intention to
  acquire Safety-Kleen....................................     $30.00         $21.9375          36.8%

---------------

 * Assumes that the Laidlaw Environmental Average Price is equal to or greater than $4.28571 and less than or equal to $5.35714. On January 22, 1998, the closing price of Laidlaw Environmental Common Stock was $4.6250.
** Based on the closing price of the Shares on the indicated dates.

ENHANCED BUSINESS OPPORTUNITIES

     In addition to the premium being offered per Share, Laidlaw Environmental believes that Safety-Kleen Shareholders will benefit in several ways as a result of becoming shareholders of Laidlaw Environmental. Upon consummation of the Laidlaw Environmental Offer, Laidlaw Environmental intends to build upon Safety-Kleen's leading market presence and quality brand equity. In addition, Laidlaw Environmental's management believes that annual cost savings of approximately $100 to $130 million would result from the combination of the two companies due to an anticipated elimination of duplicative general and administrative and other public company costs, the closure of overlapping service center facilities, the increased utilization of those facilities that remain open, and the internalization of various waste streams. Laidlaw Environmental believes that its acquisition of Safety-Kleen will result in a further strengthening of Laidlaw Environmental's market position by: (i) providing additional service center market coverage in key geographic regions including Kentucky, Minnesota, and New Jersey; (ii) introducing a smaller-sized customer base to complement Laidlaw Environmental's existing customer base of medium- and large-sized customers; (iii) allowing for increased vertical integration through the use of Laidlaw Environmental facilities to process waste streams collected by Safety-Kleen service centers; and (iv) providing significant expansion into the solvent recycling market. See "Comparison of Laidlaw Environmental Offer and Buyout Proposal -- Future Growth and Appreciation -- Synergies".

                 BACKGROUND OF THE LAIDLAW ENVIRONMENTAL OFFER

     On August 8, 1997 Safety-Kleen announced the resignation of John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Safety-Kleen also announced that its Board of Directors had engaged the services of William Blair to act as advisor to Safety-Kleen and manage the process of exploring strategic options for enhancing shareholder value.

     On August 8, 1997, William Blair sent a copy of the Safety-Kleen Confidentiality Letter to one of Laidlaw Environmental's investment bankers, Mr. David E. Thomas, Jr. of Raymond James & Associates, Inc. and stated that an offering circular would be available early in the week of August 18, 1997, and that such circular would be distributed to parties that had executed a confidentiality agreement. Laidlaw Environmental did not respond to this letter. William Blair called Laidlaw Environmental's representative and asked that Laidlaw Environmental sign the confidentiality agreement. Laidlaw Environmental was willing to sign a confidentiality agreement, but not the one proposed by Safety-Kleen, which contained a two year standstill provision.

     In mid-September 1997, there were further discussions between the two investment banks in which Laidlaw Environmental's representatives requested a meeting of the management of the two companies and their advisors so that Laidlaw Environmental could fully describe why a business combination was in both companies' best interests. Safety-Kleen's representative continued to request that Laidlaw Environmental sign the confidentiality agreement containing the two-year standstill provision. He also stated that if Laidlaw Environmental would submit its proposal in writing, Safety-Kleen would consider a meeting with Laidlaw Environmental.

     On September 24, 1997, Mr. Thomas of Raymond James, financial advisor to Laidlaw Environmental, delivered a letter to Mr. Jeffrey W. Corum of William Blair, informing Mr. Corum of Laidlaw Environmental's interest in pursuing negotiations with Safety-Kleen. In particular, Mr. Thomas's letter requested a meeting between management of Laidlaw Environmental and management of Safety-Kleen and pointed out several unique features of Laidlaw Environmental's proposed transaction including the potential cost savings available from combining the operations of Laidlaw Environmental and Safety-Kleen. Mr. Thomas's letter suggested structuring the transaction as a reverse merger in which Safety-Kleen would issue one share of its stock for every three shares of Laidlaw Environmental stock.

     Shortly thereafter, Mr. Corum responded to Mr. Thomas's letter by telephone stating that only upon Laidlaw Environmental's delivery of a confidentiality and standstill agreement acceptable to Safety-Kleen, would Safety-Kleen commence negotiations with Laidlaw Environmental. Subsequent to their telephone conversations, Mr. James R. Bullock, Chairman of Laidlaw Environmental, attempted to call Mr. Brinckman, who did not return his call. Mr. Bullock then called Mr. E. David Coolidge, III of William Blair in an effort to arrange a meeting with Safety-Kleen. Mr. Coolidge repeated Safety-Kleen's refusal to meet with Laidlaw Environmental in the absence of a confidentiality and standstill agreement.

     On November 3, 1997, the Laidlaw Environmental Board of Directors met and determined to proceed with the Initial Offer as well as to retain Bear Stearns to work together with Raymond James as financial advisors to Laidlaw Environmental. Laidlaw Environmental management had previously retained Katten Muchin & Zavis to serve as legal counsel. Also on November 3, 1997, in a letter to Mr. Brinckman, Mr. James R. Bullock, Chairman of Laidlaw Environmental, informed Mr. Brinckman and the Safety-Kleen Board of Directors of Laidlaw Environmental's intention to pursue the Initial Offer, that Laidlaw Environmental was willing to execute a confidentiality agreement provided such agreement did not contain a standstill provision, and that Laidlaw Environmental continued to believe that annual cost savings and synergies could result from a combination of the two companies. For these and other reasons, Laidlaw Environmental would consider and pursue various options with respect to an acquisition of Safety-Kleen notwithstanding Safety-Kleen's refusal to meet with representatives of Laidlaw Environmental. The letter also informed Mr. Brinckman that Laidlaw Environmental had executed a commitment letter with Toronto-Dominion Bank to provide all necessary financing for the Initial Offer and the Merger and again encouraged Mr. Brinckman and the Safety-Kleen Board to meet with representatives of Laidlaw Environmental to discuss the possibility of a mutually beneficial negotiated transaction.

     THE TEXT OF MR. BULLOCK'S NOVEMBER 3 LETTER FOLLOWS. NOTE THAT THE LETTER CONTAINS LAIDLAW ENVIRONMENTAL'S OPINION REGARDING THE STRATEGIC NATURE AND FINANCIAL BENEFITS OF THE PROPOSED BUSINESS COMBINATION AND THE AVAILABILITY OF AND VALUE OF ANTICIPATED COST SAVINGS AND SYNERGIES, AND LAIDLAW ENVIRONMENTAL'S INTERPRETATION OF CERTAIN ACTIONS AND STATEMENTS OF SAFETY-KLEEN AND ITS ADVISORS.

                        LETTERHEAD FOR JAMES R. BULLOCK

                                          November 3, 1997
Mr. Donald W. Brinckman
Chairman & Chief Executive Officer
Safety-Kleen Corp.
900 North Randall Road
Elgin, Illinois
USA 60123

Dear Mr. Brinckman:

    I am writing to you in my capacity as Chairman of Laidlaw Environmental Services, Inc. Since your August 8th announcement that you would explore strategic alternative to enhance shareholder value, we have sought unsuccessfully, directly through phone calls to you and indirectly through your advisors, to meet with you to pursue the combination of our companies. Six weeks ago, at the request of your financial advisor, we submitted a preliminary merger proposal to which you have yet to respond. Needless to say, we are frustrated by your continuing unwillingness to engage in constructive dialogue.

    As you are aware, your advisors have insisted that we sign an agreement that would permit us to propose strategic alternatives that maximize value for your shareholders only if you "shall have requested in writing in advance the submission of such proposal". We have made clear on numerous occasions our willingness to sign a confidentiality agreement that protects nonpublic information you choose to share with us. In light of our experience to date, however, we will not sign any agreement that does not ensure that your shareholders have the opportunity to consider our offer and to maximize the value of their stock.

    In response to your continuing unwillingness to meet or commence discussions with us in a meaningful way, our Board of Directors today authorized and directed senior management of Laidlaw Environmental Services, Inc. to pursue the acquisition of Safety-Kleen Corp. We have executed commitment letters with the Toronto-Dominion Bank to provide all the necessary financing for this acquisition. We have engaged Bear Stearns & Co., Inc. and Raymond James and Associates Inc. to serve as our financial advisors and Katten Muchin and Zavis to serve as our legal counsel.

    Our offer for each share of Safety-Kleen Corp. is a combination of $14.00 in cash and 2.4 common shares of Laidlaw Environmental Services, Inc. stock. This represents approximately an 18.2% premium to Safety-Kleen's closing price on Friday and a 46% premium to Safety-Kleen's trading price prior to your August 8th announcement. Please note that our offer is not subject to due diligence or a financing contingency. We have fully committed financing sufficient to complete the combination. We believe our offer represents a full and fair price based on the publicly available information we have reviewed. However, should you be willing to meet with us, we are prepared to consider any additional information you may wish to provide that demonstrates that a higher valuation is warranted. We continue to prefer a negotiated transaction.

    Together our companies can create greater shareholder value than can either of us alone. We estimate annual cost savings and synergy's will exceed $90 million. We believe the stock market will embrace this transaction and will reward the combined company with enhanced stock performance. Our offer ensures your shareholders participate in this exciting future.

    We believe it is in the best interests of our companies to proceed immediately to negotiate a definitive agreement, containing customary public company terms and conditions, and to consummate a transaction by year-end. Given the importance we place on this combination, we are prepared to commit the resources necessary to see its timely completion. We and our advisors would be pleased to meet you and your advisors in Chicago either later today or tomorrow to complete the necessary papers.

    In recognition of the strategic nature and compelling financial benefits of our proposed combination to your shareholders and our willingness to consider modifications to our offer as warranted, we expect you not to enter into any binding merger or similar agreement with any other party without first exploring with us the full merits of combining our two companies.

    Our Board of Directors unanimously supports this merger. We trust you and the other members of Safety-Kleen's Board of Directors will consider the best interests of Safety-Kleen's shareholders and will agree to meet with us promptly to achieve a mutually beneficial transaction.

    We look forward to hearing from you later today.
                                          Sincerely,

                                          James R. Bullock, Chairman
cc: Safety-Kleen, Board of Directors
   Laidlaw Environmental Services, Inc., Board of Directors
   Douglas T. Lake, Bear Stearns & Co. Inc.
   David E. Thomas, Jr., Raymond James & Associates Inc.
   Herbert S. Wander, Katten Muchin & Zavis
   William Blair & Company, LLC

     On November 3, 1997 after receipt of Mr. Bullock's letter, Mr. Brinckman delivered a letter to Mr. Bullock requesting that Laidlaw Environmental execute a confidentiality and standstill agreement and informing Mr. Bullock that the Board of Directors of Safety-Kleen would fully consider Laidlaw Environmental's proposal along with other proposals received by Safety-Kleen. In addition, Mr. Brinckman stated that representatives of Safety-Kleen, together with its financial advisors, would meet with representatives of Laidlaw Environmental, together with its financial advisors, to discuss information concerning Laidlaw Environmental and the estimated cost savings and synergies.

          The text of Mr. Brinckman's November 3 letter is as follows:

                                          November 3, 1997
VIA FACSIMILE

Mr. James R. Bullock
Chairman
Laidlaw Environmental Services, Inc.
3221 North Service Road
P.O. Box 5028
Burlington, Ontario
Canada L7R 3Y8

Dear Mr. Bullock:

     Thank you for your letter of November 3, 1997.

     As you know, we are engaged in a process of exploring strategic alternatives for enhancing shareholder value. That process includes a possible sale of the Company. Every prospective purchaser engaged in that phase of the process has signed a confidentiality and standstill agreement that is designed to produce even-handed treatment of participants. We urge you -- as we have previously -- to sign that agreement and participate in this process on the same basis as each of the other potential bidders.

     In any event, our Board of Directors will fully consider your proposal along with others that we receive. For purposes of furthering our understanding and evaluation of your proposal, our financial advisors, William Blair & Company, together with representatives of the Company, would be pleased to meet with you in Chicago at a mutually convenient time so that you can furnish us with information concerning Laidlaw Environmental Services and your estimated cost savings and synergies. Please call John Carton of William Blair (312/364-8426) to arrange for this meeting. In addition, if you execute our confidentiality and standstill agreement accepting the same ground rules as our other potential bidders, arrangements will be made to promptly provide you with non-public information concerning the Company.

     We appreciate your interest in Safety-Kleen and look forward to hearing from you.

                                          Sincerely,

                                          Donald W. Brinckman

DWB/mb

     On November 4, 1997, Laidlaw Environmental publicly announced its intention to pursue the Initial Offer and the Merger.

     On November 5, 1997, Mr. Bullock and a representative of Bear Stearns met with Mr. Brinckman, Mr. Joseph Chalhaub, Senior Vice President of Safety-Kleen, and representatives of William Blair to discuss potential synergies that could be achieved through a combination of the two companies and ways the parties could work together. Mr. Bullock stated that Laidlaw Environmental was prepared to sign a mutual confidentiality agreement that would not contain a standstill provision so that Laidlaw Environmental and Safety-Kleen could share information with each other. In response, Safety-Kleen repeated its requirement that Laidlaw Environmental sign a confidentiality and standstill agreement.

     Subsequent to the November 5th meeting, the representatives of the parties exchanged correspondence reiterating their positions with respect to the confidentiality and standstill agreement.

     On November 13, 1997, Laidlaw Environmental filed the Registration Statement of which this Prospectus is a part. A copy of the Registration Statement was sent to Mr. Brinckman, along with a letter from Mr. Bullock emphasizing Laidlaw Environmental's belief in the strategic importance of combining the two companies and reiterating Laidlaw Environmental's desire to engage in negotiations with Safety-Kleen. Mr. Bullock also expressed Laidlaw Environmental's willingness to put the decision to accept the Initial Offer directly to the Safety-Kleen Shareholders. Mr. Bullock requested the cooperation of the Safety-Kleen Board of Directors in eliminating any antitakeover obstacles which would prohibit the shareholders from accepting the Initial Offer.

     THE TEXT OF THE NOVEMBER 13 LETTER FOLLOWS. NOTE THAT THE LETTER CONTAINS STATEMENTS REGARDING LAIDLAW ENVIRONMENTAL'S OPINION REGARDING THE STRATEGIC IMPORTANCE OF THE PROPOSED BUSINESS COMBINATION AND LAIDLAW ENVIRONMENTAL'S INTERPRETATION OF CERTAIN ACTIONS AND STATEMENTS OF SAFETY-KLEEN AND ITS ADVISORS.

                               November 13, 1997

Mr. Donald W. Brinckman
Chairman & Chief Executive Officer
Safety-Kleen Corp.
1000 North Randall Road
Elgin, Illinois
USA 60123

Dear Mr. Brinckman:

     We continue to be frustrated at the lack of progress in engaging in substantive dialogue with you due to your continuing insistence that we sign a standstill agreement. We believe our offer of $14.00 in cash and 2.4 shares of Laidlaw Environmental Services, Inc. common stock represents outstanding value for your shareholders.

     The combination of our two companies is of compelling strategic importance to both our shareholders. We have repeatedly sought to work with you in a cooperative manner to achieve a mutually beneficial transaction. Unfortunately, our efforts have come to naught.

     As we discussed in Chicago, under the securities laws we are required to file a registration statement relating to our offer with the Securities and Exchange Commission. We took that step today. As a courtesy, we are enclosing a copy of these materials for you. As soon as we are permitted to so, we will make our offer directly to Safety-Kleen Corp. shareholders. We strongly believe that Safety-Kleen Corp. shareholders, the owners of the company to whom your Board owes fiduciary duties, are the ones who should ultimately decide whether our offer and the strategic benefits the combination promises are as compelling to them as they are to us.

     As you will appreciate, in order for Safety-Kleen Corp. shareholders to accept our offer, we must be assured that all antitakeover devices put in place by your Board or otherwise applicable under Wisconsin law will not apply to our offer. Accordingly, we hereby request that your Board amend your poison pill to make it inapplicable to an acquisition of Safety-Kleen Corp. shares pursuant to our offer, approve our acquisition of Safety-Kleen Corp. shares pursuant to our offer for purposes of Section 180.1141 of the Wisconsin Statutes and take or agree to take any other action necessary or appropriate to eliminate all antitakeover devices.

     In addition, we are furnishing you with the resolution and notice contemplated by Section 180.1150(4) of the Wisconsin Statutes. We request that, as required by statute, your Board call a special meeting of Safety-Kleen Corp. shareholders to vote on the resolution and that such meeting be held no sooner than 30 nor later than 50 days from the date hereof. In this connection, we are enclosing a request that you furnish us with a list of Safety-Kleen Corp. shareholders so that we can communicate with them directly and solicit proxies for the special meeting.

     We do not take these actions lightly. Your failure to work with us leaves us no alternative. We remain hopeful your board, after due consideration, will determine to engage us in negotiations that lead to a mutually beneficial merger of our two outstanding companies.

                                          Yours very truly

                                          James R. Bullock
                                          Chairman

     On November 13, 1997, Laidlaw Environmental also sent a notice to Safety-Kleen pursuant to Section 180.1150 of the Wisconsin Statutes requesting that the Safety-Kleen Board of Directors convene a special meeting of shareholders and submit for shareholder approval a resolution to restore regular voting power to any Shares Laidlaw Environmental acquires as a result of the Laidlaw Environmental Offer. See "The Laidlaw Environmental Offer -- Conditions of the Offer -- Wisconsin Statutory Condition."

     By a second letter dated November 13, 1997, Laidlaw Environmental, having in its judgment complied with the Wisconsin Statutes, requested the right to inspect and copy the Safety-Kleen Shareholder list for the purpose of communicating directly with the Safety-Kleen Shareholders. See "-- Litigation."

     On November 20, 1997, Safety-Kleen announced that it had entered into the Buyout Merger Agreement with the Buyout Group. Pursuant to the Buyout Merger Agreement, an acquisition subsidiary formed by the Buyout Group would merge with and into Safety-Kleen (the "Buyout Merger"), with Safety-Kleen as the surviving company, in a transaction in which Safety-Kleen Shareholders would receive $27.00 per Share in cash. As a result of the Buyout Merger, Safety-Kleen would become a wholly-owned subsidiary of a new holding company formed by the Buyout Group and would continue to operate under its current management out of its current headquarters. The closing of the Buyout Merger is subject to certain conditions, including the approval of at least 66 2/3% of Safety-Kleen's Shareholders and both the debt and equity funding of the financing arrangements of the Buyout Group. Pursuant to the Buyout Merger Agreement, Safety-Kleen is required to pay a termination fee of $50 million and to reimburse the Buyout Group for its expenses in an amount up to $25 million under certain conditions, including in the event that the Buyout Merger Agreement is terminated and the Laidlaw Environmental Offer by Laidlaw Environmental is accepted by the Safety-Kleen Shareholders.

     Later that day, in a letter from Mr. Bullock to Mr. Brinckman, Laidlaw Environmental increased its offer to $30.00 per share, consisting of $15.00 in cash (subject to reduction for break-up fees, new severance arrangements and other expenses), and $15.00 in Laidlaw Environmental Common Stock, subject to variation as described herein.

     THE TEXT OF THE NOVEMBER 20 LETTER FOLLOWS. NOTE THAT THE LETTER CONTAINS STATEMENTS OF LAIDLAW ENVIRONMENTAL'S OPINION REGARDING THE VALUE CREATED BY THE PROPOSED BUSINESS COMBINATION, AND LAIDLAW ENVIRONMENTAL'S INTERPRETATION OF CERTAIN ACTIONS AND STATEMENTS OF SAFETY-KLEEN AND ITS ADVISORS. FURTHER, DELIVERY OF THE STOCK PORTION OF THE LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION TO SAFETY-KLEEN STOCKHOLDERS ON A TAX DEFERRED BASIS COULD ONLY OCCUR IF A TAX-FREE MERGER IS APPROVED BY SAFETY-KLEEN'S BOARD OF DIRECTORS.

                               November 20, 1997

Mr. Donald W. Brinckman
Chairman of the Board
Safety-Kleen Corp.
1000 North Randall Road
Elgin, Illinois 60123

Dear Mr. Brinckman:
     Your announcement this morning resolves any ambiguity on the issue of whether the Safety-Kleen Board of Directors recognizes that the best route to maximizing shareholder value is through the sale of the company. Under these circumstances it is equally apparent the Safety-Kleen Board has a fiduciary duty to act as a responsible auctioneer.
     I am writing to advise that we are increasing our offer to acquire Safety-Kleen to $30.00 per share consisting of $15.00 cash and $15.00 in Laidlaw Environmental common stock. The cash portion will be reduced by any incremental costs, such as break-up fees, new severance arrangements and other expenses, Safety-Kleen may have incurred in connection with its agreement with Philip Services and others. We presume these costs are insignificant given your fiduciary duties to Safety-Kleen shareholders, our long standing offer to negotiate all aspects of our proposal including price and the lack of any mention of these costs in your public announcement. The exchange ratio of the stock portion of our offer will be between 2.8 and 3.5 shares based on the weighted average trading price for Laidlaw Environmental shares for 10 days selected by lot from the 20 trading days ending three business days immediately prior to closing.
     Our offer ensures Safety-Kleen shareholders will have the opportunity to share directly in the value this combination creates. In addition, the stock portion of our offer can be delivered to Safety-Kleen shareholders on a tax deferred basis with the value of our shares protected by the collar.
     Although I remain puzzled by your lack of interest in our offers to date, clearly with the terms now embodied in this letter it is time for us to put behind us the posturing over standstill agreements or litigation on procedural issues. We trust you and the other members of Safety-Kleen's Board of Directors will consider the best interests of Safety-Kleen shareholders and agree to meet with us immediately to negotiate a definitive agreement. We reiterate our willingness to enter into a mutual confidentiality agreement to facilitate negotiations.
     As time is of the essence, may we hear from you promptly.

                                          Yours very truly,
                                          Laidlaw Environmental Services, Inc.

                                          James R. Bullock
                                          Chairman of the Board

     On November 26, 1997, Safety Kleen filed a Proxy Statement for the meeting to consider the Buyout Proposal.

     On December 2, 1997, Laidlaw Environmental and LES Acquisition filed a proxy statement on Schedule 14A with respect to the proposal that pursuant to
Section 180.1150 of the Wisconsin Statutes the Safety-Kleen Shareholders restore full voting power to any Shares acquired by Laidlaw Environmental or LES Acquisition (the "Voting Rights Proposal"). A definitive copy of this proxy statement was mailed to Safety-Kleen Shareholders on December 16, 1997.

     On December 9, 1997, in compliance with the court ruling of December 4, 1997, Safety-Kleen announced that a Safety-Kleen Shareholder meeting to consider the Voting Rights Proposal would be held on January 9, 1998, with a record date for such meeting of December 19, 1997 (the "Control Share Meeting").

     On December 22, 1997, Safety-Kleen filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Laidlaw Environmental Offer. The
Schedule 14D-9, which was subsequently amended and restated, recommends that the Safety-Kleen Shareholders reject the Laidlaw Environmental Offer.

     On or about January 7, 1998, Safety-Kleen mailed copies of its definitive proxy statement dated January 6, 1998. The shareholder meeting to consider the Buyout Merger will be held on February 11, 1998.

     At the Control Share Meeting on January 9, 1998, holders representing approximately 70% of the outstanding Shares voted in person or by proxy, and approximately 90% of the Shares so represented were voted in favor of the Voting Rights Proposal.

     On January 16, 1998, Laidlaw Environmental and LES Acquisition commenced the exchange offer for all of the issued and outstanding Shares.

LITIGATION

     Claims Filed by Safety-Kleen. On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois alleging that Laidlaw Environmental violated Section 5(b)(1) of the Securities Act of 1933 by making a "premature offer" and unlawful proxy solicitation. As a remedy for that alleged violation, Safety-Kleen requested that it be relieved of its obligation to provide Laidlaw Environmental with its list of shareholders so that Safety-Kleen would not be in a position of facilitating a violation of the federal securities laws. The Safety-Kleen Complaint further alleged that Laidlaw Environmental's request that Safety-Kleen call a special meeting of its shareholders failed to comply with the state law notice requirements. Safety-Kleen contended that the notice served by Laidlaw Environmental failed to provide sufficient disclosure of the financing to be used in connection with the Laidlaw Environmental Offer. Safety-Kleen sought declaratory judgment that it need not schedule the special meeting or provide access to its shareholder list.

     Claims Filed by Laidlaw Environmental. On November 24, 1997, Laidlaw Environmental filed its answer to the Safety-Kleen Complaint in which Laidlaw Environmental denied each of Safety-Kleen's claims and raised certain affirmative defenses. On that date, Laidlaw Environmental also filed a counterclaim against Safety-Kleen and each member of its board of directors (the "Director Defendants") seeking, among other things: (i) an order compelling Safety-Kleen to call a special shareholders' meeting to vote on the resolution proposed by Laidlaw Environmental in accordance with Section 180.1150(5)(a) of the Wisconsin Statutes to restore full voting rights to any Shares acquired by Laidlaw Environmental in the Laidlaw Environmental Offer and the Merger; (ii) an order compelling the production of Safety-Kleen's shareholder list, to be produced promptly and at Safety-Kleen's expense; (iii) an order (w) declaring that the Director Defendants have breached their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by refusing to negotiate with Laidlaw Environmental, entering into the Buyout Proposal, and agreeing to the unlawful provisions of the Buyout Merger Agreement, including the break-up fee, (x) compelling the Director Defendants to carry out their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by implementing and adhering to procedures under which the transaction providing the best value reasonably available can be obtained for Safety-Kleen's shareholders, (y) enjoining Safety-Kleen and the Director Defendants from proceeding with the Buyout Proposal or paying a break-up fee to the Buyout Group, and (z) directing the Director Defendants to negotiate with Laidlaw Environmental regarding the Laidlaw Environmental Offer; (iv) an order compelling the Director Defendants to amend the Rights Plan to make it inapplicable to the new Laidlaw Environmental Offer or to redeem the Rights; (v) an order (pursuant to the derivative claim) requiring the Director Defendants to account to Safety-Kleen for waste of corporate assets and all other damages caused by their approval of the Buyout Proposal; and (vi) an award of costs of suit and reasonable attorneys' fees, and for such other relief as the court may deem just and appropriate.

     On November 26, 1997, Laidlaw Environmental presented its Motion for Preliminary Injunction in which Laidlaw Environmental sought (i) an order compelling Safety-Kleen to call the Control Share Meeting to vote on the Voting Rights Proposal and (ii) an order compelling the production of the list of Safety-Kleen Shareholders.

     In a ruling issued on December 4, 1997, the United States District Court for the Northern District of Illinois ordered Safety-Kleen to comply with the provisions of Section 180.1150 of the Wisconsin Statutes by calling a meeting of the Safety-Kleen Shareholders to consider the Voting Rights Proposal. The court also ordered Safety-Kleen to provide the shareholder list to Laidlaw Environmental.

     Also on December 4, 1997, Laidlaw Environmental presented a second Motion for Preliminary Injunction in which it sought (i) to enjoin Safety-Kleen and its board of directors from consummating an unlawful agreement to sell Safety-Kleen for $27 per share or paying a break-up fee to the Buyout Group; (ii) to require Safety-Kleen's Board of Directors to fulfill their fiduciary duties of loyalty and care to the Safety-Kleen Shareholders and fairly consider all offers for the purchase of Safety-Kleen, including the Laidlaw Environmental Offer; and (iii) to direct Safety-Kleen's Board of Directors to amend the Rights Agreement to make it inapplicable to the Laidlaw Environmental Offer or redeem the Rights created therein. An evidentiary hearing on the December 4 motion is scheduled for January 28, 1998.

     On December 10, 1997, Parent and Purchaser filed a Motion for Leave to Intervene in the Northern District of Illinois proceedings involving Laidlaw Environmental and Safety-Kleen. The Court granted the motion to intervene with respect to issues relating to Parent and Purchaser by order dated December 12, 1997. Parent and Purchaser are now defendants to the claims brought by Laidlaw Environmental in its counterclaim.

     Claims Filed by Third Parties. Between November 4, 1997 and November 12, 1997, seven class action lawsuits were filed against Safety-Kleen and various directors of Safety-Kleen by Safety-Kleen Shareholders not affiliated with Laidlaw Environmental. In general, these lawsuits seek to (i) cause Safety-Kleen to cooperate with any entity or person having a bona fide interest in a transaction with Safety-Kleen, (ii) order the Safety-Kleen Board of Directors to appropriately evaluate Safety-Kleen's value and to take appropriate steps to enhance this value, and (iii) cause Safety-Kleen's Board of Directors to act independently in the best interest of the public shareholders of Safety-Kleen.

                        THE LAIDLAW ENVIRONMENTAL OFFER

GENERAL

     Laidlaw Environmental and LES Acquisition hereby offer, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, to exchange the Laidlaw Environmental Offer Consideration for each outstanding Share validly tendered on or prior to the Expiration Date and not properly withdrawn. The Laidlaw Environmental Offer Consideration per Share (and accompanying Rights) consists of $18.00 net in cash and that number of shares of Laidlaw Environmental Common Stock equal to the Exchange Ratio.

     Tendering shareholders will not be obligated to pay any charges or expenses of the Exchange Agent or any brokerage commissions. Except as set forth in the Instructions to the Letter of Transmittal, transfer taxes on the exchange of Shares pursuant to the Laidlaw Environmental Offer will be paid by or on behalf of Laidlaw Environmental.

     The purpose of the Laidlaw Environmental Offer is to enable Laidlaw Environmental to obtain control of, and ultimately the entire common equity interest in, Safety-Kleen. Laidlaw Environmental presently intends, as soon as practicable after consummation of the Laidlaw Environmental Offer, to propose and seek to have Safety-Kleen effect the Merger. In the Merger, each outstanding Share (other than Shares owned by Laidlaw Environmental or any of its affiliates, Shares held in the treasury of Safety-Kleen (if Safety-Kleen is so authorized) or by any subsidiary of Safety-Kleen and Shares owned by Safety-Kleen Shareholders who perfect appraisal rights under Wisconsin law, if such rights are available) would be cancelled in exchange for the right to receive the Laidlaw Environmental Offer Consideration. See "The Merger."

     In the event that Laidlaw Environmental obtains all of the Shares pursuant to the Laidlaw Environmental Offer and/or the Merger, former holders of Shares (other than Laidlaw Environmental) would, depending on the Exchange Ratio, own between 41.5% and 47.0% of the outstanding shares of Laidlaw Environmental Common Stock, based on the number of shares of Laidlaw Environmental Common Stock outstanding on November 30, 1997.

     Laidlaw Environmental's obligation to exchange the Laidlaw Environmental Offer Consideration for Shares pursuant to the Laidlaw Environmental Offer is subject to satisfaction or waiver of the Minimum Tender Condition, the Rights Plan Condition and the Wisconsin Statutory Condition (in each case as defined on the cover page of this Prospectus) and the other conditions set forth under "-- Conditions of the Laidlaw Environmental Offer."

     According to the Safety-Kleen September 6, 1997 Form 10-Q, as of September 6, 1997, there were 58,400,729 Shares outstanding. As of November 18, 1997, Laidlaw Environmental beneficially owned 601,100 Shares, or approximately 1.03% of the outstanding Shares.

     This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by Laidlaw Environmental.

THE EXCHANGE RATIO

     "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $12.00 by the weighted average of the trading prices for Laidlaw Environmental Common Stock (as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) (the "Laidlaw Environmental Average Price") for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the Expiration Date, provided, that the Exchange Ratio shall not be less than 2.24 nor greater than 2.80. Accordingly, subject to changes in the actual market value of Laidlaw Environmental Common Stock on the date that Shares are actually exchanged, each

Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of $12.00 if the Laidlaw Environmental Average Price is between $4.28571 and $5.35714. If the Laidlaw Environmental Average Price is greater than $5.35714, each Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of more than $12.00, and, conversely, if the Laidlaw Environmental Average Price is less than $4.28571, each Share will be exchanged for (in addition to the Cash Consideration) Laidlaw Environmental Common Stock having a market value of less than $12.00, in each case subject to changes in the actual market value of Laidlaw Environmental Common Stock on the date that Shares are actually exchanged. On January 22, 1998, the closing price of the Laidlaw Environmental Common Stock was $4.6250. Cash will be paid in lieu of any fractional shares of Laidlaw Environmental Common Stock. Safety-Kleen Shareholders should periodically verify the trading price of the Laidlaw Environmental Common Stock to determine the value of the Laidlaw Environmental Common Stock to be issued in the Laidlaw Environmental Offer. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998 of $4.6250, each Share would be exchanged for, in addition to the Cash Consideration, 2.59459 shares of Laidlaw Environmental Common Stock, having a market value as of such date of $12.00. The Exchange Ratio will change as the market price of the Laidlaw Environmental Common Stock changes. Safety-Kleen Shareholders may call (800) 566-9061 any time on or after the date hereof through the Expiration Date for the current Exchange Ratio calculated for purposes of responding to telephone inquiries based on the average of the closing prices of Laidlaw Environmental Common Stock for the ten consecutive Trading Days preceding the date the call is placed. The actual Laidlaw Environmental Average Price and Exchange Ratio will be calculated as of the third Trading Day immediately prior to the Expiration Date, as described above, and a press release will be issued announcing the actual Exchange Ratio prior to the opening of the second Trading Day prior to the Expiration Date (as it may be extended from time to time).

     The following table sets forth for illustrative purposes the Exchange Ratio at a variety of assumed Laidlaw Environmental Average Prices. This table is illustrative only, the actual Laidlaw Environmental Average Price will be determined as set forth above.

                                            MARKET VALUE OF         MARKET VALUE OF
LAIDLAW ENVIRONMENTAL                    LAIDLAW ENVIRONMENTAL   LAIDLAW ENVIRONMENTAL
    AVERAGE PRICE       EXCHANGE RATIO       COMMON SHARES        OFFER CONSIDERATION
---------------------   --------------   ---------------------   ---------------------
        $4.00              2.80000              $11.20                  $ 29.20
        $4.20              2.80000              $11.76                    29.76
        $4.40              2.72727              $12.00                    30.00
        $4.60              2.60870              $12.00                    30.00
        $4.80              2.50000              $12.00                    30.00
        $5.00              2.40000              $12.00                    30.00
        $5.20              2.30769              $12.00                    30.00
        $5.40              2.24000              $12.10                    30.10

SAFETY-KLEEN RIGHTS

     No separate payment will be made by Laidlaw Environmental for the Rights pursuant to the Laidlaw Environmental Offer. The Rights are presently evidenced by the certificates for the Shares, and the tender by a Safety-Kleen Shareholder of his or her Shares prior to the Distribution Date (as defined below) will also constitute a tender of the associated Rights. Upon the earlier to occur of (i) 10 days following a public announcement that a person has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or
(ii) 10 business days (or such later date as may be determined by action of the Safety-Kleen Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the person making the offer becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), separate certificates evidencing the Rights will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Rights certificates alone will evidence the Rights.

     If the Distribution Date occurs and separate certificates representing the Rights are distributed by Safety-Kleen or the Rights Agent to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Laidlaw Environmental Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Exchange Agent, or, if available, a book-entry confirmation received by the Exchange Agent with respect thereto, in order for such Shares to be validly tendered. If a Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Laidlaw Environmental Offer, Rights may be tendered prior to a Safety-Kleen Shareholder receiving the certificates for Rights by use of the guaranteed delivery procedure described under "-- Procedure for Tendering" below.

     In connection with the Buyout Merger Agreement, the Board of Directors of Safety-Kleen approved a Second Amendment to the Rights Agreement, dated as of November 20, 1997 (the "Second Rights Amendment"). The Second Rights Amendment provides, among other things, that the execution, delivery and performance of the Buyout Merger Agreement will not (i) cause Parent, Purchaser or any of their respective Affiliates or Associates to become an "Acquiring Person" (as defined in the Rights Agreement), (ii) give rise to a "Distribution Date" (as defined in the Rights Agreement) or (iii) trigger certain other events specified in the Rights Agreement.

TIMING OF THE LAIDLAW ENVIRONMENTAL OFFER

     The Laidlaw Environmental Offer is currently scheduled to expire at 12:00 midnight on February 13, 1998; however, it is Laidlaw Environmental's current intention to extend the Laidlaw Environmental Offer from time to time as necessary until all conditions to the Laidlaw Environmental Offer have been satisfied or waived. See "-- Extension, Termination and Amendment." Laidlaw Environmental has received a commitment letter from Toronto-Dominion Bank stating that it will provide or arrange credit facilities in the amount necessary to fund payment of the Cash Consideration. See "-- Source and Amount of Funds." In the unlikely event that Laidlaw Environmental has not obtained financing for the Cash Consideration prior to five business days before the Expiration Date, Laidlaw Environmental currently intends to extend the Laidlaw Environmental Offer to ensure that five business days remain for Safety-Kleen Shareholders to tender their Shares in the Laidlaw Environmental Offer subsequent to obtaining financing. See "-- Source and Amount of Funds." Laidlaw Environmental expects that the Laidlaw Environmental Stockholder Approval Condition will be satisfied on or about February 13, 1998, the date on which it plans to call the Laidlaw Environmental Special Meeting, to approve the issuance of shares of Laidlaw Environmental Common Stock in connection with the Laidlaw Environmental Offer and the Merger.

EXTENSION, TERMINATION AND AMENDMENT

     Laidlaw Environmental expressly reserves the right (but will not be obligated), in its sole discretion, at any time or from time to time, and regardless of whether any of the events set forth in "-- Conditions of the Laidlaw Environmental Offer" shall have occurred or shall have been determined by Laidlaw Environmental to have occurred, to extend the period of time during which the Laidlaw Environmental Offer is to remain open by giving oral or written notice of such extension to the Exchange Agent, which extension will be announced no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. There can be no assurance that Laidlaw Environmental will exercise its right to extend the Laidlaw Environmental Offer. However, it is Laidlaw Environmental's current intention to extend the Laidlaw Environmental Offer until all Laidlaw Environmental Offer Conditions have been satisfied or waived. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Laidlaw Environmental Offer, subject to the right of a tendering Safety-Kleen Shareholder to withdraw his or her Shares. See "-- Withdrawal Rights."

     Subject to the applicable rules and regulations of the Commission, Laidlaw Environmental also reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for, exchange of, or, regardless of whether such Shares (and Rights, if applicable) were theretofore accepted for exchange, exchange of any Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer, or to terminate the Laidlaw Environmental Offer and not accept for exchange or exchange any Shares (and Rights, if applicable) not theretofore accepted for exchange, or exchanged, upon the failure of any of the conditions of the Laidlaw Environmental Offer to be satisfied and (ii) to waive any condition (other than the Laidlaw Environmental Stockholder Approval Condition, the Regulatory Approval Condition and the condition relating to the effectiveness of the Registration Statement) or otherwise amend the Laidlaw Environmental Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Exchange Agent and by making a public announcement thereof. Any such extension, termination, amendment or delay will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to Safety-Kleen Shareholders in connection with the Laidlaw Environmental Offer be promptly disseminated to Safety-Kleen Shareholders in a manner reasonably designed to inform Safety-Kleen Shareholders of such change) and without limiting the manner in which Laidlaw Environmental may choose to make any public announcement, Laidlaw Environmental shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     Laidlaw Environmental confirms that if it makes a material change in the terms of the Laidlaw Environmental Offer or the information concerning the Laidlaw Environmental Offer, or if it waives a material condition of the Laidlaw Environmental Offer, Laidlaw Environmental will extend the Laidlaw Environmental Offer to the extent required under the Exchange Act. If, prior to the Expiration Date, Laidlaw Environmental shall increase or decrease the percentage of Shares being sought or the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for exchange pursuant to the Laidlaw Environmental Offer, and, if at the time notice of any such increase or decrease is first published, sent or given to holders of Shares, the Laidlaw Environmental Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Laidlaw Environmental Offer will be extended until the expiration of such ten business day period. For purposes of the Laidlaw Environmental Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

EXCHANGE OF SHARES; DELIVERY OF LAIDLAW ENVIRONMENTAL OFFER CONSIDERATION

     Upon the terms and subject to the conditions of the Laidlaw Environmental Offer (including, if the Laidlaw Environmental Offer is extended or amended, the terms and conditions of any such extension or amendment), Laidlaw Environmental will accept for exchange, and will exchange, Shares (and Rights, if applicable) validly tendered and not properly withdrawn as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the Commission, Laidlaw Environmental expressly reserves the right to delay acceptance of or the exchange of Shares (and Rights, if applicable) in order to comply with any applicable law. In all cases, exchange of Shares (and Rights, if applicable) tendered and accepted for exchange pursuant to the Laidlaw Environmental Offer will be made only after receipt by the Exchange Agent of certificates for such Shares (and Rights, if applicable) (or a confirmation of a book-entry transfer of such Shares (and Rights, if applicable) in the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

     For purposes of the Laidlaw Environmental Offer, Laidlaw Environmental will be deemed to have accepted for exchange Shares (and Rights, if applicable) validly tendered and not withdrawn as, if and when Laidlaw Environmental gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer. Delivery of Laidlaw Environmental Common Stock and Cash Consideration in exchange for Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer and cash in lieu of fractional shares of Laidlaw Environmental Common Stock will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for tendering Safety-Kleen Shareholders for the purpose of receiving Laidlaw Environmental Common Stock, the Cash Consideration and cash to be paid in lieu of fractional shares of Laidlaw Environmental Common Stock from Laidlaw Environmental and transmitting such Laidlaw Environmental Common Stock and cash to tendering Safety-Kleen Shareholders. Under no circumstances will interest be paid by Laidlaw Environmental by reason of any delay in making such exchange.

     If any tendered Shares are not accepted for exchange pursuant to the terms and conditions of the Laidlaw Environmental Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unexchanged Shares will be returned without expense to the tendering Safety-Kleen Shareholder or, in the case of Shares tendered by book-entry transfer of such Shares into the Exchange Agent's account at a Book-Entry Transfer Facility pursuant to the procedures set forth below under "-- Procedure for Tendering," such Shares will be credited to an account maintained within such Book-Entry Transfer Facility as soon as practicable following expiration or termination of the Laidlaw Environmental Offer.

CASH IN LIEU OF FRACTIONAL SHARES OF LAIDLAW ENVIRONMENTAL COMMON STOCK

     No certificates representing fractional shares of Laidlaw Environmental Common Stock will be issued pursuant to the Laidlaw Environmental Offer. In lieu thereof, each tendering shareholder who would otherwise be entitled to a fractional share of Laidlaw Environmental Common Stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest
0.01 of a share) times the closing price for shares of Laidlaw Environmental Common Stock on the NYSE Composite Tape on the date such Safety-Kleen Shareholder's Shares are accepted for exchange by Laidlaw Environmental.

WITHDRAWAL RIGHTS

     Tenders of Shares (and Rights, if applicable) made pursuant to the Laidlaw Environmental Offer are irrevocable, except that Shares (and Rights, if applicable) tendered pursuant to the Laidlaw Environmental Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, and, unless theretofore accepted for exchange and exchanged by Laidlaw Environmental for the Laidlaw Environmental Offer Consideration pursuant to the Laidlaw Environmental Offer, may also be withdrawn at any time after March 17, 1998.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Prospectus, and must specify the name of the person having tendered the Shares (and Rights, if applicable) to be withdrawn, the number of Shares (and Rights, if applicable) to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares (and Rights, if applicable).

     The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (an "Eligible Institution") unless such Shares (and Rights, if applicable) have been tendered for the account of any Eligible Institution. If Shares (and Rights, if applicable) have been tendered pursuant to the procedures for book-entry tender as set forth below under "-- Procedure for Tendering," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares (and Rights, if applicable) and must otherwise comply with such Book-Entry Transfer Facility's procedures. If certificates have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares (and Rights, if applicable) withdrawn must also be furnished to the Exchange Agent as aforesaid prior to the physical release of such certificates.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Laidlaw Environmental, in its sole discretion, which determination shall be final and binding. Neither Laidlaw Environmental, the Exchange Agent, the Information Agent, the Dealer Manager nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares (and Rights, if applicable) properly withdrawn will be deemed not to have been validly tendered for purposes of the Laidlaw

Environmental Offer. However, withdrawn Shares (and Rights, if applicable) may be retendered by following one of the procedures described under "-- Procedure for Tendering" at any time prior to the Expiration Date.

     A withdrawal of Shares shall also constitute a withdrawal of the associated Rights. Rights may not be withdrawn unless the associated Shares are also withdrawn.

PROCEDURE FOR TENDERING

     For a Safety-Kleen Shareholder to validly tender Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer, (i) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Prospectus and either certificates for tendered Shares (and Rights, if applicable) must be received by the Exchange Agent at such address or such Shares (and Rights, if applicable) must be tendered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such tender received (such confirmation, a "Book-Entry Confirmation")), in each case prior to the Expiration Date, or (ii) such Safety-Kleen Shareholder must comply with the guaranteed delivery procedure set forth below.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Exchange Agent, and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares (and Rights, if applicable) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Laidlaw Environmental may enforce such agreement against such participant.

     Safety-Kleen Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares, unless the Rights Plan Condition has been satisfied or waived. Unless the Safety-Kleen Distribution Date occurs, a tender of Shares will constitute a tender of the associated Rights. If the Safety-Kleen Distribution Date occurs and separate certificates representing the Rights are distributed by Safety-Kleen or the Rights Agent to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Laidlaw Environmental Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Exchange Agent, or, if available, a Book-Entry Confirmation received by the Exchange Agent with respect thereto, in order for such Shares to be validly tendered. If the Safety-Kleen Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Laidlaw Environmental Offer, Rights may be tendered prior to a shareholder receiving the certificates for Rights by use of the guaranteed delivery procedure described below. If Rights certificates are distributed but are not available to a shareholder prior to the time Shares are tendered pursuant to the Laidlaw Environmental Offer, a tender of Shares constitutes an agreement by the tendering shareholder to deliver to the Exchange Agent pursuant to the guaranteed delivery procedure described below, prior to the expiration of the period to be specified in the Notice of Guaranteed Delivery and the related Letter of Transmittal for delivery of Rights certificates or a Book-Entry Confirmation for Rights (the "Rights Delivery Period"), Rights certificates representing a number of Rights equal to the number of Shares tendered. Laidlaw Environmental reserves the right to require that it receive such Rights certificates (or a Book-Entry Confirmation with respect to such Rights) prior to accepting Shares for exchange. If Rights certificates are distributed, Laidlaw Environmental will distribute a separate letter of transmittal for such Rights certificates. If Rights certificates are tendered separately from Shares, then a properly completed letter of transmittal for Rights certificates (or manually executed facsimile thereof) must be submitted with respect to such Rights. Laidlaw Environmental reserves the right to require that it receive such Rights certificates (or a Book-Entry Confirmation with respect to such Rights) prior to accepting Shares for exchange.

     Nevertheless, Laidlaw Environmental will be entitled to accept for exchange Shares tendered by a shareholder prior to receipt of the Rights certificates required to be tendered with such Shares or a Book-Entry Confirmation with respect to such Rights and either (i) subject to complying with applicable rules and regulations of the Commission, withhold payment for such Shares pending receipt of the Rights certificates or a Book-Entry Confirmation for such Rights or (ii) exchange Shares accepted for exchange pending receipt of the Rights certificates or a Book-Entry Confirmation for such Rights in reliance upon the guaranteed delivery procedure described below. In addition, after expiration of the Rights Delivery Period, Laidlaw Environmental may instead elect to reject as invalid a tender of Shares with respect to which Rights certificates or a Book-Entry Confirmation for an equal number of Rights have not been received by the Exchange Agent. Any determination by Laidlaw Environmental to make payment for Shares in reliance upon such guaranteed delivery procedure or, after expiration of the Rights Delivery Period, to reject as invalid, shall be made, subject to applicable law, in the sole and absolute discretion of Laidlaw Environmental.

     The Exchange Agent will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Laidlaw Environmental Offer within two business days after the date of the mailing of the final Prospectus, and any financial institution that is a participant in any of the Book-Entry Transfer Facility systems may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one or more of its addresses set forth on the back cover of this Prospectus prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. No assurance can be given, however, that book-entry delivery of Rights will be available. If book-entry delivery is not available, a tendering shareholder will be required to tender Rights by means of delivery of Rights certificates or pursuant to the guaranteed delivery procedure set forth below.

     No signature guarantee is required on the Letter of Transmittal in cases where (a) the Letter of Transmittal is signed by the registered holder(s) of the Shares (including any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered therewith and such holder(s) have not completed the instruction entitled "Special Issuance Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. Otherwise, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If the certificates for Shares or Rights (if any) are registered in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unexchanged Shares or Rights (if any) are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO CASH CONSIDERATION AND CASH RECEIVED IN LIEU OF FRACTIONAL SHARES OF LAIDLAW ENVIRONMENTAL COMMON STOCK, A SHAREHOLDER MUST PROVIDE THE EXCHANGE AGENT WITH HIS OR HER CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER SUCH SHAREHOLDER IS SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. CERTAIN SHAREHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND CERTAIN FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING AND REPORTING REQUIREMENTS. IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE

SHAREHOLDER MUST SUBMIT A FORM W-8, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL'S EXEMPT STATUS.

     If a Safety-Kleen Shareholder desires to tender Shares (and Rights, if applicable) pursuant to the Laidlaw Environmental Offer and such shareholder's certificates are not immediately available or such shareholder cannot deliver the certificates and all other required documents to the Exchange Agent prior to the Expiration Date or such shareholder cannot complete the procedure for book-entry transfer on a timely basis, such Shares (and Rights, if applicable) may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) such tenders are made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Laidlaw Environmental, is received by the Exchange Agent as provided below on or prior to the Expiration Date; and

          (c) the certificates for all tendered Shares (or a confirmation of a book-entry transfer of such securities into the Exchange Agent's account at a Book-Entry Transfer Facility as described above), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     In all cases, exchanges of Shares (and Rights, if applicable) tendered and accepted for exchange pursuant to the Laidlaw Environmental Offer will be made only after timely receipt by the Exchange Agent of certificates for Shares (and Rights, if applicable) (or timely confirmation of a book-entry transfer of such securities into the Exchange Agent's account at a Book-Entry Transfer Facility as described above), properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), or an Agent's Message in connection with a book-entry transfer, and any other required documents. Accordingly, tendering Safety-Kleen Shareholders may be paid at different times depending upon when certificates for Shares (and Rights, if applicable) or confirmations of book-entry transfers of such Shares (and Rights, if applicable) are actually received by the Exchange Agent.

     By executing a Letter of Transmittal as set forth above, the tendering Safety-Kleen Shareholder irrevocably appoints designees of Laidlaw Environmental as such shareholder's attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares (and Rights, if applicable) tendered by such shareholder and accepted for exchange by Laidlaw Environmental and with respect to any and all other Shares (and Rights, if applicable) and other securities issued or issuable in respect of the Shares (and Rights, if applicable) on or after the date of the Laidlaw Environmental Offer. Such appointment is effective, and voting rights will be affected, when and only to the extent that Laidlaw Environmental deposits the shares of Laidlaw Environmental Common Stock and Cash Consideration for Shares tendered by such shareholder with the Exchange Agent. All such proxies shall be considered coupled with an interest in the tendered Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by such shareholder will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). Laidlaw Environmental's designees will, with respect to the Shares for which the appointment is effective, be empowered, among other things, to exercise all voting and other rights of such shareholder as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Safety-Kleen Shareholders, by written consent in lieu of any such meeting or otherwise. Laidlaw Environmental reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Laidlaw Environmental's exchange of such Shares, Laidlaw Environmental must be able to exercise full voting rights with respect to such Shares.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Shares (and Rights, if applicable) will be determined by Laidlaw Environmental, in its sole discretion, which determination shall be final and binding. Laidlaw Environmental reserves the absolute right to reject any and all tenders of Shares (and Rights, if applicable) determined by it not to be in proper form or the acceptance of or exchange for which may, in the opinion of Laidlaw Environmental's counsel, be unlawful. Laidlaw Environmental also reserves the absolute right to waive any of the conditions of the Laidlaw Environmental Offer (other than the Laidlaw Environmental Stockholder Approval Condition, the Regulatory Approval Condition and the condition relating to the effectiveness of the Registration Statement), or any defect or irregularity in the tender of any Shares (and Rights, if applicable). No tender of Shares (and Rights, if applicable) will be deemed to have been validly made until all defects and irregularities in tenders of Shares have been cured or waived. Neither Laidlaw Environmental, the Exchange Agent, the Information Agent, the Dealer Manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification. Laidlaw Environmental's interpretation of the terms and conditions of the Laidlaw Environmental Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

     The tender of Shares and Rights (if any) pursuant to any of the procedures described above will constitute a binding agreement between the tendering Safety-Kleen Shareholder and Laidlaw Environmental upon the terms and subject to the conditions of the Laidlaw Environmental Offer.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE LAIDLAW ENVIRONMENTAL OFFER. THEREFORE, SAFETY-KLEEN SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES AND NOT WITHDRAWN SUCH TENDERS AND WHO WISH TO HAVE SUCH SHARES PURCHASED PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION TO RECEIVE, SUBJECT TO THE CONDITIONS TO THE OFFER, THE CONSIDERATION BEING OFFERED HEREIN, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of all the material anticipated federal income tax consequences of the Laidlaw Environmental Offer and the Merger and represents the advice of Katten Muchin & Zavis, counsel to Laidlaw Environmental. It does not address any tax consequences of the Laidlaw Environmental Offer and the Merger to persons who exercise appraisal rights, if any, to the Merger. This discussion may not apply to certain classes of persons subject to special tax treatment, such as foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired Shares pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold Shares as part of a straddle or conversion transaction. This discussion is based upon laws, regulations, rulings and decisions, all of which are subject to change (possibly with retroactive effect), and no ruling has been or will be requested from the Internal Revenue Service (the "Service") on the tax consequences of the Laidlaw Environmental Offer and the Merger.

     The exchange of Shares for Laidlaw Environmental Common Stock and cash pursuant to the Laidlaw Environmental Offer and Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. In general, for U.S. federal income purposes, each Safety-Kleen Shareholder will realize gain or loss equal to the difference between (x) the amount of cash and the fair market value of the shares Laidlaw Environmental Common Stock received and (y) the Safety-Kleen Shareholder's adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be capital gain or loss if the Safety-Kleen Shareholder holds the Shares as a capital asset and will be long-term gain or loss if the Safety-Kleen Shareholder's holding period for the Shares is more than eighteen months. The Safety-Kleen Shareholder will have a tax basis in the Laidlaw Environmental Common Stock received equal to the fair market value thereof and the shareholder's holding period for the Laidlaw Environmental Common Stock will begin on the day following the date of the exchange.

     If the Board of Safety-Kleen agrees to the Laidlaw Environmental Offer, the Merger may be restructured as a partially tax-free merger for U.S. federal income tax purposes. If the Merger is structured to qualify as a partially tax-free merger for U.S. federal income tax purposes, the material anticipated federal income tax consequences to the Safety-Kleen Shareholders will be as follows:

          1. No gain or loss will be recognized or be included in the income of a Safety-Kleen Shareholder to the extent that a Safety-Kleen Shareholder exchanges Shares for Laidlaw Environmental Common Stock in the Merger.

          2. A Safety-Kleen Shareholder will recognize taxable income to the extent that the Safety-Kleen Shareholder receives cash in the Merger in an amount equal to the lesser of (i) the amount of cash received in the Merger, or (ii) an amount equal to the difference between (a) the amount of cash and the fair market value of the shares of Laidlaw Environmental Common Stock received and (b) the Safety-Kleen Shareholder's adjusted tax basis in the Shares exchanged therefor. Such gain generally will be long-term capital gain if the Shares are a capital asset in the hands of the Safety-Kleen Shareholders and their holding period for the shares is more than eighteen months.

          3. Assuming that a Safety-Kleen Shareholder holds the Shares as a capital asset, such Shareholder's holding period for the Laidlaw Environmental Common Stock received in the Merger will include the period during which such Shares were held; and

          4. The tax basis of the Laidlaw Environmental Common Stock received in the Merger will be equal to the tax basis a Safety-Kleen Shareholder has in Shares immediately before the Merger, decreased by the amount of cash received in the Merger, and increased by the amount of gain recognized by a Safety-Kleen Shareholder in the Merger.

     This discussion relates to all of the material anticipated federal income tax consequences of the Laidlaw Environmental Offer and the Merger. The analysis contain herein does not address state, local or foreign tax consequences of the Laidlaw Environmental Offer and the Merger, and is not intended as a substitute for careful tax planning, particularly since certain of the tax consequences of the Laidlaw Environmental Offer and the Merger will not be the same for all taxpayers. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Laidlaw Environmental Offer and the Merger to such holder.

EFFECT OF LAIDLAW ENVIRONMENTAL OFFER ON MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The exchange of Shares pursuant to the Laidlaw Environmental Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

     The Shares are listed and traded on the NYSE. Depending upon the number of Shares acquired pursuant to the Laidlaw Environmental Offer, the Shares may no longer meet the requirements of such exchange for continued listing. For example, published guidelines of the NYSE indicate that the NYSE would consider delisting the outstanding Shares if, among other things, (i) the number of publicly held Shares (exclusive of holdings of officers, directors and members of their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, (ii) the number of record holders of 100 or more Shares should fall below 1,200 or (iii) the aggregate market value of publicly held Shares should fall below $5 million. According to the Safety-Kleen Form 10-Q for the quarter ended September 6, 1997, there were, as of September 6, 1997, 58,400,729 Shares outstanding. As of December 28, 1996 there were 8,042 holders of record of Shares.

     If the NYSE were to delist the Shares, the market could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the National Association of Securities Dealers, Inc., Automated Quotations System ("Nasdaq") or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act, as described below, and other factors.

     The Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending on factors similar to those described above with respect to listing and market quotations, following consummation of the Laidlaw Environmental Offer the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated by Safety-Kleen upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Safety-Kleen to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of Safety-Kleen and persons holding "restricted securities" of Safety-Kleen to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities."

     The Rights currently are registered under the Exchange Act and are listed on the NYSE, but currently are attached to the outstanding Shares and are not separately transferable. If the Distribution Date occurs, the Rights may become transferable apart from the Shares, unless previously redeemed. If the Rights are not redeemed or invalidated and Laidlaw Environmental waives the Rights Plan Condition, then the foregoing discussion with respect to the effect of the Laidlaw Environmental Offer on the Shares would be similarly applicable to the Rights (although the continued listing criteria are different).

PURPOSE OF THE LAIDLAW ENVIRONMENTAL OFFER; THE MERGER

     The purpose of the Laidlaw Environmental Offer is to enable Laidlaw Environmental to obtain control of, and ultimately the entire equity interest in, Safety-Kleen.

     The Laidlaw Environmental Offer, as the first step in the acquisition by Laidlaw Environmental, is intended to facilitate the acquisition of all Shares. Laidlaw Environmental presently intends, following consummation of the Laidlaw Environmental Offer, to propose and seek to have Safety-Kleen effect the Merger. In the Merger, each outstanding Share (other than Shares owned by Laidlaw Environmental or any of its affiliates, Shares held in the treasury of Safety-Kleen or by any subsidiary of Safety-Kleen and Shares owned by Safety-Kleen Shareholders who perfect dissenter rights under Wisconsin law, if such rights are available) would be canceled in exchange for the right to receive the Laidlaw Environmental Offer Consideration. Assuming the Minimum Tender Condition is satisfied and the other Conditions to the Laidlaw Environmental Offer are satisfied (or waived, as applicable) and Laidlaw Environmental consummates the Laidlaw Environmental Offer, Laidlaw Environmental would be able to consummate the Merger without any additional vote of the holders of Laidlaw Environmental Common Stock or the vote of any other Safety-Kleen Shareholder.

     It is Laidlaw Environmental's current intention to consummate the Laidlaw Environmental Offer as soon as the conditions to the Laidlaw Environmental Offer are satisfied and to consummate the Merger as soon as possible after successful completion of the Laidlaw Environmental Offer.

CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER

     Minimum Tender Condition. The Laidlaw Environmental Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares which, together with Shares owned by Laidlaw Environmental and its affiliates, will constitute at least two-thirds of the total number of outstanding Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Shares, other than the Rights, had been so converted, exercised or exchanged) as of the date the Shares are accepted for exchange by Laidlaw Environmental pursuant to the Laidlaw Environmental Offer. Based upon information set forth in the Safety-Kleen Form 10-Q for the quarter ended September 6, 1997, as of September 6, 1997, there were 58,400,729 Shares outstanding. As of November 18, 1997, Laidlaw Environmental owned 601,100 Shares, or approximately 1.03% of the outstanding Shares. Based on the foregoing, Laidlaw Environmental believes that the Minimum Tender Condition would be satisfied if at least an aggregate of 42,302,789 Shares (or 66 2/3%) of the Shares expected to be outstanding immediately prior to the consummation of the Laidlaw Environmental Offer had been validly tendered pursuant to the Laidlaw Environmental Offer and not withdrawn. Laidlaw Environmental reserves the right (but shall not be obligated), subject to the rules and regulations of the Commission, to waive or amend the Minimum Tender Condition and to exchange fewer than such number of Shares as would satisfy the Minimum Tender Condition pursuant to the Laidlaw Environmental Offer; provided, however, that, in the event of such waiver or amendment, the Laidlaw Environmental Offer shall expire no sooner than ten business days from the date of such waiver or amendment.

     Laidlaw Environmental Stockholder Approval Condition. The Laidlaw Environmental Offer is conditioned, among other things, upon the authorization to increase the number of shares of Laidlaw Environmental Common Stock and the approval of the issuance of shares of Laidlaw Environmental Common Stock in connection with the Laidlaw Environmental Offer and the Merger by holders of the requisite number of shares of Laidlaw Environmental Common Stock necessary for the authorization and issuance shall have been obtained (the "Laidlaw Environmental Stockholder Approval Condition"). The authorization to increase the number of shares of Laidlaw Environmental Common Stock to 750,000,000 must be approved by a majority of the outstanding shares of Laidlaw Environmental Common Stock. The issuance of Laidlaw Environmental Common Stock pursuant to the Laidlaw Environmental Offer and the Merger must be approved by the holders of a majority of the shares of Laidlaw Environmental Common Stock voted at a meeting of such holders at which the total number of votes cast represents over 50% in interest of all shares of Laidlaw Environmental Common Stock outstanding on the applicable record date. Laidlaw Environmental intends to seek such approvals at the Laidlaw Environmental Special Meeting to be held on or about February 13, 1998. Laidlaw, which presently owns 67% of Laidlaw Environmental Common Stock, intends to vote its shares to approve the increase in the number of shares of Laidlaw Environmental Common Stock and the issuance of Laidlaw Environmental Common Stock pursuant to the Laidlaw Environmental Offer and the Merger.

     Rights Plan Condition. The Laidlaw Environmental Offer is conditioned upon, among other things, the satisfaction of the Rights Plan Condition. The Rights Plan Condition may be satisfied in several ways, including the current Safety-Kleen Board of Directors may (a) amend the Rights Agreement so that the Rights would not be triggered by the Laidlaw Environmental Offer and the Merger or (b) redeem the Rights.

     Set forth below is certain additional information concerning the Rights Agreement. This information is based upon information included in Safety-Kleen's publicly filed documents.

     On November 9, 1988, the Safety-Kleen Board of Directors declared a dividend of one common share purchase right ("Right") on each outstanding Share payable to Safety-Kleen Shareholders of record on November 21, 1988 (the "Record Date"). Each Right entitles the holder thereof to buy one Share at an exercise price of $73.33, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement. The following description of the Rights is qualified in its entirety by reference to the Rights Agreement which is filed as an exhibit to the Safety-Kleen Registration Statement on Form 8-A dated December 28, 1988, as amended on August 27, 1990.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Shares or (ii) 10 business days (or such later date as may be determined by action of the Safety-Kleen Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Share certificates.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Right Certificate alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 21, 1998 (the "Final Expiration Date"), unless the Rights are earlier redeemed by Safety-Kleen, as described below.

     A person shall not be deemed to have become an "Acquiring Person" for any purposes if, as determined in good faith by the Safety-Kleen Board of Directors, he inadvertently becomes an Acquiring Person and promptly thereafter divests himself of sufficient Shares to no longer be an "Acquiring Person".

     The Purchase Price payable, and the number of Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Shares, (ii) upon the grant to holders of the Shares of certain rights or warrants to subscribe for or purchase Shares at a price, or securities convertible into Shares with a conversion price, less than the then current market price of the Shares or (iii) upon the distribution to holders of the Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Shares on the last trading day prior to the date of exercise.

     If any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will be void), will have the right to receive upon exercise of such Right that number of Shares having a market value of two times the exercise price of the Right.

     In addition, if Safety-Kleen is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Safety-Kleen Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Share per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Shares, the Safety-Kleen Board of Directors may redeem the Rights in whole, but not in part, at a price of 0.67 cents per Right, subject to adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Safety-Kleen Board of Directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Shares. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Safety-Kleen Board of Directors without the consent of the holders of the Rights including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Shares then known to Safety-Kleen to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Safety-Kleen including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire Safety-Kleen in a manner which causes the Rights to become exercisable.

     In connection with the Buyout Merger Agreement, the Board of Directors of Safety-Kleen approved the Second Rights Amendment. The Second Rights Amendment provides, among other things, that the execution, delivery and performance of the Merger Agreement will not (i) cause Parent, Purchaser or any of their respective Affiliates or Associates to become an "Acquiring Person" (as defined in the Rights Agreement), (ii) give rise to a "Distribution Date" (as defined in the Rights Agreement) or (iii) trigger certain other events specified in the Rights Agreement.

     Wisconsin Statutory Condition. The Laidlaw Environmental Offer is conditioned upon, among other things, Laidlaw Environmental being satisfied, in the reasonable judgement of Laidlaw Environmental, either that the provisions of
Section 180.1141 and Section 180.1150 of the Wisconsin Statutes are inapplicable to Laidlaw Environmental, LES Acquisition and the transactions contemplated herein, or that (i) full voting rights for all Shares to be acquired by Laidlaw Environmental and LES Acquisition pursuant to the offer have been restored by the shareholders of Safety-Kleen pursuant to the Wisconsin Statutes, and (ii) the Wisconsin Statutes will not prohibit for any period of time the consummation of the Merger or any other "business combination" (as defined in such statutes) involving Safety-Kleen and Laidlaw Environmental or LES Acquisition, or any of their respective affiliates.

     Section 180.1141 of the Wisconsin Statutes ("Wisconsin Business Combination Statute") prohibits certain business combinations involving a Wisconsin "resident domestic corporation" (as defined in Section 180.1140(9)(a) of the Wisconsin Statutes). This portion of the Wisconsin Statutory Condition may be satisfied by (i) the Safety-Kleen Board of Directors approving the Laidlaw Environmental Offer for the purposes of Section 180.1141 prior to the consummation of the Laidlaw Environmental Offer or (ii) Laidlaw Environmental being satisfied, in its reasonable judgment, that Safety-Kleen is not a "resident domestic corporation" as defined in Section 180.1140(9)(a) of the Wisconsin Statutes. For a summary of the Business Combination Statute, see "Comparison of the Rights of Holders of Shares and Laidlaw Environmental Common Stock -- Comparison of Delaware and Wisconsin
Law -- Differences -- Anti-Takeover Statutes."

     Section 180.1150 of the Wisconsin Statutes ("Wisconsin Control Share Statute") limits the voting power of shares of a "resident domestic corporation" (as defined in Section 180.1150(1)(c) of the Wisconsin Statutes) that are held by certain persons holding in excess of 20% of the voting power of such shares in the election of the directors. This portion of the Wisconsin Statutory Condition may be satisfied by (i) the affirmative vote of a majority of the voting power of shares represented and entitled to vote at a special meeting of Safety-Kleen Shareholders to restore regular voting power of the Shares to be acquired by Laidlaw Environmental, or (ii) Laidlaw Environmental being satisfied, in its reasonable judgment, that the provisions of the Wisconsin Control Share Statute do not in any way restrict Laidlaw Environmental's and LES Acquisition's ability to consummate the Merger. A Safety-Kleen Shareholder meeting to consider the Voting Rights Proposal was held on January 9, 1998. At the meeting, holders representing approximately 70% of the outstanding Shares voted in person or by proxy, and approximately 90% of the Shares so represented were voted in favor of the Voting Rights Proposal. For a summary of the Wisconsin Control Share Statute, see "Comparison of the Rights of Holders of Shares and Laidlaw Environmental Common Stock -- Comparison of Delaware and Wisconsin
Law -- Differences -- Anti-Takeover Statutes."

     Laidlaw Environmental and LES Acquisition are requesting that Safety-Kleen's Board of Directors take appropriate action so that the Wisconsin Business Combination Statute is not applicable to the acquisition of Shares pursuant to the Laidlaw Environmental Offer or a subsequent business combination involving Laidlaw Environmental or LES Acquisition and Safety-Kleen. There can be no assurance that the Safety-Kleen Board of Directors will do so. See "Reasons for the Laidlaw Environmental Offer -- Background of the Laidlaw Environmental Offer." These provisions also would not apply if Safety-Kleen is not a "resident domestic corporation." Based upon information received from Safety-Kleen, Laidlaw Environmental and LES Acquisition believe that Safety-Kleen has not demonstrated that it is a "resident domestic corporation."

     The Wisconsin Statutes contain certain other provisions restricting certain business combinations and other transactions with significant shareholders under certain circumstances. See "Comparison of Delaware and Wisconsin
Law -- Differences."

     Regulatory Approval Condition. The Laidlaw Environmental Offer is conditioned upon, among other things, all regulatory approvals required to consummate the Laidlaw Environmental Offer (the "Requisite Regulatory Approvals") having been obtained and remaining in full force and effect, all statutory waiting periods in respect thereof having expired and no such approval containing any conditions or restrictions which the Laidlaw Environmental Board of Directors determines will or reasonably could be expected to materially impair the strategic and financial benefits expected to result from the Laidlaw Environmental Offer (the "Regulatory Approval Condition"). Laidlaw Environmental will use its reasonable best efforts to obtain the Requisite Regulatory Approvals. As described below, applications and notices seeking the Requisite Regulatory Approvals have been or will be promptly filed. The Laidlaw Environmental Offer cannot proceed in the absence of the Requisite Regulatory Approvals. Although no assurances can be given, Laidlaw Environmental anticipates that it will receive all Requisite Regulatory Approvals on a timely basis.

     Antitrust. Under the HSR Act, and the Rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. The waiting period under the HSR Act for the acquisition of Shares by Laidlaw Environmental pursuant to the Laidlaw Environmental Offer terminated on January 26, 1998.

     Federal and state antitrust enforcement agencies frequently scrutinize, under the antitrust laws, transactions such as Laidlaw Environmental's acquisition of Shares pursuant to the Laidlaw Environmental Offer. At any time before or after Laidlaw Environmental's acquisition of Shares, any such agency could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Laidlaw Environmental Offer or otherwise or seeking divestiture of Shares acquired by Laidlaw Environmental or divestiture of substantial assets of Laidlaw Environmental and/or Safety-Kleen. Private parties may also bring legal action under the antitrust laws under certain circumstances.

     Based upon an examination of publicly available information relating to the businesses in which both Laidlaw Environmental and Safety-Kleen are engaged, Laidlaw Environmental believes that the Laidlaw Environmental Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Laidlaw Environmental Offer on antitrust grounds will not be made or that, if such a challenge is made, Laidlaw Environmental will prevail.

     Canadian Competition Act. Under the Canadian Federal Competition Act (the "Competition Act"), acquisition transactions, insofar as they relate to the acquisition of such Canadian subsidiaries, qualify as a "merger" if they are of sufficient size to be subject to the notification and waiting period requirements of the Competition Act. The Competition Act is administered by the Canadian Director of Investigation and Research appointed under the Competition Act (the "Competition Act Director"). Laidlaw Environmental believes that the proposed transaction requires notification and has filed the required information with the Competition Act Director.

     Under separate "merger" provisions of the Competition Act, which operate independently of its notification and waiting period requirements, if an acquisition is likely to give rise to a substantial prevention or lessening of competition in a market in Canada, the Competition Act Director may apply for a remedial order (such as an injunction or an order to divest specified assets or securities) to be issued by a quasi-judicial body.

     Europe. The acquisition of Shares by Laidlaw Environmental pursuant to the Laidlaw Environmental Offer is subject to prior notification requirements of several of the member countries of the European Union in which Safety-Kleen operates. Based on the limited information concerning Safety-Kleen that is available to Laidlaw Environmental, filings will be necessary in the Federal Republic of Germany. In addition, filings may also be necessary in Belgium. The necessary filings must be made in sufficient time to allow the passing of a one month waiting period before Laidlaw Environmental's acquisition of shares pursuant to the Laidlaw Environmental Offer may be completed. No pre-merger notification under the European Economic Community's Merger Control Regulation is required for the proposed transaction.

     General. Except as set forth above, based upon an examination of publicly available information filed by Safety-Kleen with the Commission and other publicly available information with respect to Safety-Kleen, Laidlaw Environmental is not aware of (a) any license or regulatory permit which appears to be material to the business of Safety-Kleen and its subsidiaries, taken as a whole, and which is likely to be adversely affected by Laidlaw Environmental's acquisition of Shares pursuant to the Laidlaw Environmental Offer or (b) any approval or other action by any state, federal or foreign governmental administrative or regulatory agency or authority that would be required prior to the acquisition of Shares pursuant to the Laidlaw Environmental Offer. Laidlaw Environmental presently intends to take such actions with respect to any approvals as will enable it to consummate the Laidlaw Environmental Offer. In this regard, Laidlaw Environmental expressly reserves the right to challenge the validity and applicability of any state, foreign or other statutes or regulations purporting to require approval of the consummation of the Laidlaw Environmental Offer.

     There can be no assurance that any license, permit, approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or, if so obtained, when it would be obtained, or that adverse consequences might not result to Safety-Kleen, Laidlaw Environmental or their respective businesses in the event of adverse regulatory action or inaction.

     THE LAIDLAW ENVIRONMENTAL OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, LAIDLAW ENVIRONMENTAL HAVING RECEIVED ALL REQUISITE REGULATORY APPROVALS FOR THE ACQUISITION OF SHARES PURSUANT TO THE LAIDLAW ENVIRONMENTAL OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING APPROVALS AND CONSENTS FROM THE ANTITRUST DIVISION AND THE FTC AND SUCH APPROVALS AND CONSENTS REMAINING IN FULL FORCE AND EFFECT, ALL STATUTORY WAITING PERIODS IN RESPECT THEREOF HAVING EXPIRED AND NO SUCH APPROVAL CONTAINING ANY CONDITIONS OR RESTRICTIONS WHICH THE LAIDLAW ENVIRONMENTAL BOARD DETERMINES WILL OR REASONABLY COULD BE EXPECTED TO MATERIALLY IMPAIR THE STRATEGIC AND FINANCIAL BENEFITS EXPECTED TO RESULT FROM THE LAIDLAW ENVIRONMENTAL OFFER.

     Certain Other Conditions of the Laidlaw Environmental
Offer. Notwithstanding any other provision of the Laidlaw Environmental Offer and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Laidlaw Environmental's obligation to exchange or return tendered Shares promptly after the termination or withdrawal of the Laidlaw Environmental Offer), Laidlaw Environmental shall not be required to accept for exchange or exchange any Shares, may postpone the acceptance for exchange or exchange for tendered Shares and may, in its sole discretion, terminate or amend the Laidlaw Environmental Offer as to any Shares not then exchanged if at the Expiration Date any of the Laidlaw Environmental Offer Conditions have not been satisfied or waived or if on or after the date of this Prospectus and on or prior to the Expiration Date any of the following events shall not have occurred:

          (a) The shares of Laidlaw Environmental Common Stock (and accompanying Rights) which shall be issued to the Safety-Kleen Shareholders in the Laidlaw Environmental Offer and the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (b) The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission.

          (c) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Laidlaw Environmental Offer and/or the Merger or any of the other transactions contemplated by this Prospectus shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of the Laidlaw Environmental Offer and/or the Merger.

          (d) There shall not have occurred or been threatened (i) any general suspension of trading in, or limitation on times or prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any significant adverse change in interest rates, the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on January 14, 1998, (iii) any change in the general political, market, economic, regulatory or financial conditions in the United States or abroad that could, in the reasonable judgment of Laidlaw Environmental, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Safety-Kleen or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that in the reasonable judgment of Laidlaw Environmental might affect, the extension of credit by banks or other lending institutions,
     (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Laidlaw Environmental Offer, a material acceleration or worsening thereof.

     The foregoing conditions are for the sole benefit of Laidlaw Environmental and may be asserted by Laidlaw Environmental regardless of the circumstances giving rise to any such conditions (including any action or inaction by Laidlaw Environmental) or may be waived by Laidlaw Environmental in whole or in part (other than the Laidlaw Environmental Stockholder Approval Condition, the Regulatory Approval Condition and the condition relating to effectiveness of the Registration Statement). The determination as to whether any condition has been satisfied shall be in the sole judgment of Laidlaw Environmental and will be final and binding on all parties. The failure by Laidlaw Environmental at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding the fact that Laidlaw Environmental reserves the right to assert the failure of a condition following acceptance for exchange but prior to exchange in order to delay exchange or cancel its obligation to exchange properly tendered Shares, Laidlaw Environmental will either promptly exchange such Shares or promptly return such Shares.

SOURCE AND AMOUNT OF FUNDS

     Laidlaw Environmental estimates that the total amount of funds required pursuant to the Laidlaw Environmental Offer to pay for the Cash Consideration in connection with the exchange of all Shares outstanding on a fully diluted basis, to refinance Laidlaw Environmental's existing bank debt, to refinance Safety-Kleen's existing and outstanding indebtedness and to pay fees and expenses related to the Laidlaw Environmental Offer will be approximately $1.8 billion. See "The Laidlaw Environmental Offer -- Fees and Expenses." Laidlaw Environmental plans to obtain the outside funds necessary to finance the Cash Consideration pursuant to credit facilities to be arranged by TD Securities
(USA), Inc. ("TDSI"). Laidlaw Environmental has received a written financing commitment (the "Commitment Letter") from TDSI and Toronto-Dominion Bank ("TD") to provide senior secured credit facilities in the aggregate principal amount of up to $2.1 billion (the "Senior Credit Facilities"). The terms of the definitive agreement for the Senior Credit Facilities (the "Loan Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Senior Credit Facilities based upon the Commitment Letter. This summary is subject to finalization of the Loan Agreement and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit (4)(p) hereto.

     The Credit Facilities will consist of four parts: (i) a $450,000,000 6-year Senior Secured Revolving Credit Facility with a $200,000,000 letter of credit sublimit (the "Revolving Credit Facility" or "Facility A"), (ii) a $550,000,000 6-year Senior Secured Amortizing Term Loan ("Facility B"), (iii) a $550,000,000 Minimally Amortizing 7-year Senior Secured Term Facility ("Facility C") and (iv) a $550,000,000 Minimally Amortizing 8-year Senior Secured Term Loan ("Facility D"); (Facility B, Facility C and Facility D, collectively, the "Term Loans"). The Credit Facilities will be secured by all of the tangible assets of the combined companies. The Credit Facility will be syndicated to banks and other financial institutions (collectively, the "Lenders") acceptable to Laidlaw Environmental and the Agent. All of the capital stock of Laidlaw Environmental and its subsidiaries, including the acquired Safety-Kleen subsidiaries, will be pledged as part of such security for the Credit Facilities, and such subsidiaries will guaranty the obligations of Laidlaw Environmental to the Lenders. The Term Loans will be drawn in full on the closing date. The Revolving Credit Facility will be available commencing on the closing date at which time $200,000,000 will be available for letters of credit and $300,000,000 will be available for loans, subject to an aggregate maximum of $450,000,000.

     Facility A will have no scheduled amortization. The Term Loans will require aggregate principal repayments of $86 million in each of years 1 and 2, $111 million in each of years 3, 4, 5 and 6, $522 million in year 7 and $512 million in year 8.

     Borrowings under the Senior Credit Facilities will bear interest at a floating rate based upon, at LES Acquisition's option, (i) the higher of the TD prime rate and the federal funds rate plus 0.50% per annum, or (ii) the London Interbank Offered Rate ("LIBOR") as determined by TD for the respective interest period, in each case plus a margin based upon the total leverage ratio of LES Acquisition. LES Acquisition also will pay administration fees, commitment fees, re-syndication fees (under certain circumstances) and certain expenses and provide certain indemnities, all of which LES Acquisition believes to be customary for commitments of this type. The commitment fees have been paid or will be payable, as applicable, in stages, beginning with the execution of the Commitment Letter and ending with a final payment upon consummation of the financing. The Commitment Letter may be extended beyond its expiration date of March 31, 1998 upon payment of an additional fee.

     The Loan Agreement will contain conditions precedent, representations and warranties, negative, affirmative and financial covenants (including financial covenants limiting annual capital expenditures, restricting debt, guaranties, liens, mergers and consolidations, sales of assets and payment of dividends, and establishing a total leverage ratio test, a fixed charge coverage test, an interest coverage ratio test and a maximum contingent obligation to operating cash flow ratio test), events of default and other provisions customary for such financings.

     TD's commitment to provide the Senior Credit Facilities is conditioned on, among other things, the following: the negotiation, execution and delivery of the Loan Agreement; receipt of all necessary or desirable governmental, shareholder and third-party consents; the absence of a material adverse change in the business assets, operations, condition (financial or otherwise), or prospects of LES Acquisition, Safety-Kleen and their respective subsidiaries on a consolidated basis; the execution of definitive agreements relating to the Merger and the Laidlaw Environmental Offer; satisfactory completion of due diligence examinations; prior or contemporaneous repayment in full of all existing indebtedness of each of LES Acquisition and Safety-Kleen; and the successful syndication of $700 million of the $2.1 billion commitment; and after consummation of the transactions at closing, either (i) Laidlaw Environmental shall hold a sufficient number of shares to effect the Merger or (ii) the Merger shall have been or, concurrently with the closing, shall be, consummated, and the surviving corporation shall be a wholly-owned subsidiary of LES Acquisition.

     It is anticipated that the indebtedness incurred through borrowings under the Senior Credit Facilities will be repaid from funds generated internally by LES Acquisition and its subsidiaries, and from other sources. No final decisions have been made concerning the method LES Acquisition will employ to repay such indebtedness. Such decisions when made will be based on LES Acquisition's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

CERTAIN DEBT INSTRUMENTS OF SAFETY-KLEEN

     The long-term debt of Safety-Kleen as of September 6, 1997 totaled $246,080,000. This long-term debt is comprised of (i) 9 1/4% Senior Notes due in 1999 (the "9 1/4% Notes"); (ii) 8 1/2% Senior Notes due in 1998 (the "8 1/2%
Notes", and together with the 9 1/4% Notes, the "Notes"); and (iii) unsecured notes payable to banks under revolving lines of credit and uncommitted lines of credit.

     Upon the occurrence of a downgrade in a credit agency's rating of the 9 1/4% Notes in conjunction with a change of control, each holder of the Notes may require the repurchase of all or part of such holder's Notes at a price equal to the principal amount plus accrued interest.

RELATIONSHIPS WITH SAFETY-KLEEN

     Except as to the transactions described below effected on the New York Stock Exchange by a wholly owned subsidiary of Laidlaw Environmental, neither Laidlaw Environmental nor, to the best of its knowledge, any of the persons listed on Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of Safety-Kleen nor have they effected any transaction in such equity securities during the last 60 days.

                                                                NUMBER OF        PRICE
DATE PURCHASED                                                SHARES BOUGHT    PER SHARE
--------------                                                -------------    ---------
  10/02/97..................................................         100       $23.8750
  10/28/97..................................................      78,000       $20.5000
  10/28/97..................................................      85,000       $20.7500
  10/28/97..................................................      43,000       $21.5000
  10/28/97..................................................      23,000       $19.7500
  10/28/97..................................................      10,000       $20.2600
  10/28/97..................................................       2,000       $19.5000
  10/29/97..................................................     191,000       $22.0000
  10/29/97..................................................      91,000       $21.9375
  10/29/97..................................................      25,100       $21.8750
  10/29/97..................................................      38,200       $21.8125
  10/29/97..................................................       9,700       $21.7500
  10/29/97..................................................       5,000       $21.6250

     Neither Laidlaw Environmental nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has (i) any contract, arrangement, understanding or relationship with any other person with respect to any securities of Safety-Kleen, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies; (ii) had any contacts or negotiations with Safety-Kleen or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, except as described herein; or (iii) has had any transaction with Safety-Kleen or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Laidlaw Environmental Offer except existing and present business relationships (e.g., providing services to each other or considering the purchase or sale of discrete assets or operations or alliances) in the ordinary course of business none of which are material, the sale of certain assets of a Laidlaw Environmental subsidiary to Safety-Kleen in February 1996 and the accompanying cooperative services agreement which is in the process of being terminated.

FEES AND EXPENSES

     Laidlaw Environmental has retained Morrow & Co., Inc. ("Information Agent") to act as Information Agent in connection with the Laidlaw Environmental Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail and personal interviews and may request brokers, dealers and other nominee shareholders to forward the Laidlaw Environmental Offer materials to beneficial owners of Shares. The Information Agent will be paid a customary fee of up to $150,000 for such services, plus reimbursement of out-of-pocket expenses, and Laidlaw Environmental will indemnify the Information Agent against certain liabilities and expenses in connection with the Laidlaw Environmental Offer, including liabilities under federal securities laws.

     Bear Stearns is acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen and as Dealer Manager in connection with the Laidlaw Environmental Offer, for which services Laidlaw Environmental has paid to Bear Stearns aggregate fees equal to $1,500,000, and has agreed to pay additional amounts to Bear Stearns (up to a maximum of $3,250,000).

     Raymond James is acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen, for which services, and for assistance rendered by Raymond James in connection with prior purchases of Shares by Laidlaw Environmental, Laidlaw Environmental has agreed to pay Raymond James aggregate fees up to a maximum of $1,000,000 (all of which is contingent upon consummation of the Merger).

     Laidlaw Environmental has also agreed to reimburse each of the financial advisors for all out-of-pocket expenses incurred by such financial advisors (including consultant and attorney's fees), and has agreed to indemnify each of Bear Stearns and Raymond James and certain related persons and entities against certain liabilities and expenses in connection with their respective engagements, including certain liabilities under the federal securities laws. In connection with each of Bear Stearns' and Raymond James' engagement, Laidlaw Environmental anticipates that certain employees of Bear Stearns and Raymond James may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Safety-Kleen Shareholders. Neither Bear Stearns nor Raymond James will receive any fee for or in connection with such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above.

     In addition to the fees to be received by each of Bear Stearns and Raymond James in connection with its engagement as financial advisor to Laidlaw Environmental, Raymond James has in the past rendered various investment banking and financial advisory services for Laidlaw Environmental for which it has received customary compensation. Both Bear Stearns and Raymond James may in the future render services to Laidlaw Environmental for which they will receive customary fees.

     Laidlaw Environmental has retained IBJ Schroder Bank & Trust Company ("Exchange Agent") to act as Exchange Agent in connection with the Laidlaw Environmental Offer. Laidlaw Environmental will pay the Exchange Agent reasonable and customary compensation for its services in connection with the Laidlaw Environmental Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Exchange Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Laidlaw Environmental will not pay any fees or commissions to any broker or dealer or other person

(other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Laidlaw Environmental Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Laidlaw Environmental for customary mailing and handling expenses incurred by them in forwarding material to their customers.

ACCOUNTING TREATMENT

     Laidlaw Environmental will account for the acquisition of Shares pursuant to the Laidlaw Environmental Offer and the Merger using the purchase method of accounting. Accordingly, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Safety-Kleen's financial position and results of operations will not be included in Laidlaw Environmental's consolidated accounts prior to the consummation date of the Merger.

STOCK EXCHANGE LISTING

     The Laidlaw Environmental Common Stock (with accompanying Rights) is listed on the NYSE and the Pacific Exchange, Inc. (the "Pacific Exchange"). Application will be made to list the Laidlaw Environmental Common Stock to be issued pursuant to the Laidlaw Environmental Offer and the Merger on the NYSE and the Pacific Exchange. As described above under "The Laidlaw Environmental
Offer -- Conditions of the Laidlaw Environmental Offer -- Laidlaw Environmental Shareholder Approval Condition," pursuant to the rules of the NYSE, the issuance of Laidlaw Environmental Common Stock in the Laidlaw Environmental Offer and the Merger must be approved by the holders of a majority of the shares of Laidlaw Environmental voting stock, voting as a single class, voted at a meeting of such holders at which the total number of votes cast represents over 50% in interest of all shares of Laidlaw Environmental voting stock outstanding on the applicable record date.

WISCONSIN STATE LAWS

     Although Laidlaw Environmental and LES Acquisition consider it unlikely, it is possible that the Laidlaw Environmental Offer may be subject to Chapter 552 of the Wisconsin Statutes (the "Wisconsin Corporate Take-Over Law"). The Wisconsin Corporate Take-Over Law makes it unlawful, under certain circumstances, for any person to make a take-over offer involving a target company in Wisconsin, which meets certain criteria, or to acquire any equity securities of such a target company pursuant to the take-over offer, unless a registration statement has been filed with the Wisconsin Division of Securities ten days prior to the commencement of the take-over offer and has become effective or such take-over is exempted by rule or order of the Wisconsin Division of Securities. The Wisconsin Corporate Take-Over Law also imposes certain reporting and filing requirements on persons making such a take-over offer and makes unlawful certain fraudulent and deceptive practices, all of which provisions may be applicable to the Laidlaw Environmental Offer. The applicability of the Wisconsin Corporate Take-Over Law depends on the percentage of Safety-Kleen's outstanding common shares held of record by residents of Wisconsin, which is not determinable with certainty from publicly available information. However, based upon publicly available information regarding Safety-Kleen and the terms of the Laidlaw Environmental Offer, Laidlaw Environmental believes that the Wisconsin Corporate Take-Over Law will have no effect on Laidlaw Environmental's ability to acquire Shares pursuant to the Laidlaw Environmental Offer or consummate the Merger. Laidlaw Environmental and LES Acquisition have received from the Wisconsin Division of Securities an exemption order permitting the Laidlaw Environmental Offer to be made without prior registration, provided that no Shares will be purchased or taken up pursuant to the Laidlaw Environmental Offer unless a registration is effective or registration is found not to be required after the information necessary to make this determination is obtained from Safety-Kleen. If it is found that compliance is required, Laidlaw Environmental and LES Acquisition presently intend to comply with the Wisconsin Corporate Take-Over Law, including making any required filings. Laidlaw Environmental and LES Acquisition both have reserved their rights to challenge the constitutionality of the Wisconsin Corporate Take-Over Law or its applicability to them.

         COMPARISON OF LAIDLAW ENVIRONMENTAL OFFER AND BUYOUT PROPOSAL

     The following comparison contains forward-looking statements and actual results may differ materially from those expressed or implied by such statements. See "Cautionary Statement Regarding Forward-Looking Statements" above. In addition to the factors referred to above under "Cautionary Statement Regarding Forward-Looking Statements", the risks associated with the operation, integration and growth of combining the businesses could cause actual results of the combined entity to differ materially from the results expected by Laidlaw Environmental. See "Risk Factors."

PREMIUM

     Laidlaw Environmental believes the Laidlaw Environmental Offer would provide value per Share in excess of the $27.00 per Share consideration offered in the Buyout Merger Agreement (so long as the market value per share of Laidlaw Environmental Common Stock is not less than $3.21429). The actual per Share price premium will depend on the market value of Laidlaw Environmental at the time of consummation of the Laidlaw Environmental Offer. Safety-Kleen Shareholders should be aware that depending upon the Exchange Ratio, the Laidlaw Environmental Offer Consideration per Share may be less than $30.00. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998 of $4.6250, each Share would be exchanged for, in addition to the Cash Consideration, 2.59459 shares of Laidlaw Environmental Common Stock, having a market value of 12.00. Laidlaw Environmental believes that the Laidlaw Environmental Offer is superior to the Buyout Proposal because (i) the Laidlaw Environmental Offer Consideration exceeds the $27.00 per Share Buyout Proposal price; and (ii) the Laidlaw Environmental Offer provides Safety-Kleen Shareholders with the opportunity to participate in the future growth of the combined Laidlaw Environmental/Safety-Kleen entity.

FUTURE GROWTH AND APPRECIATION

     Unlike the Buyout Merger Agreement, the Laidlaw Environmental Offer provides Safety-Kleen shareholders the ability to participate in the future growth of the combined Laidlaw Environmental and Safety-Kleen entity and the potential appreciation of the value of its stock. Laidlaw Environmental believes the consummation of the Buyout Merger would not only result in the payment to Safety-Kleen shareholders of an inferior price for their Shares, but would also deprive them of an opportunity to participate in the upside potential of the combined entity.

     Strategic Fit. Laidlaw Environmental believes the combination of Laidlaw Environmental and Safety-Kleen will bring together complimentary assets that on a combined basis will be better able to compete in the hazardous waste management marketplace. A service center network that links Laidlaw Environmental's customers to its treatment and disposal facilities such as landfills and incinerators is one of Laidlaw Environmental's primary operational strengths. These service centers differentiate Laidlaw Environmental from its competitors and allow for both responsiveness and accountability in managing a customer's hazardous waste stream. Laidlaw Environmental believes the acquisition of Safety-Kleen will further increase vertical integration of the Laidlaw Environmental business and enhance its service centers' recovery capabilities by processing waste streams collected by Safety-Kleen. In addition, Laidlaw Environmental believes that its acquisition of Safety-Kleen will result in a further strengthening of Laidlaw Environmental's market position by:

     - providing additional service center market coverage in key geographic regions including Kentucky, Minnesota, and New Jersey:

     - introducing a smaller-sized customer base to compliment Laidlaw Environmental's existing customer base of medium- and large-sized customers; and

     - providing significant expansion into the solvent recycling market.

     Synergies. Upon consummation of the Laidlaw Environmental Offer, Laidlaw Environmental intends to build upon Safety-Kleen's leading market presence and quality brand equity. Laidlaw Environmental's management believes that annual cost savings of approximately $100 to $130 million would result from the combination of the two companies due to an anticipated elimination of duplicative head office and regional office general and administrative and other public company costs, the closure of forty (40) to fifty (50) overlapping service center facilities, the increased utilization of those facilities that remain open from such efficiencies as improved transportation route density, for example, and the internalization of various waste streams.

     These estimated cost savings from synergies are described in detail below. Laidlaw Environmental believes these estimated savings are achievable and has fully considered the contrary arguments asserted by Safety-Kleen in its Schedule 14D-9.

     Waste internalization. Laidlaw Environmental has estimated from publicly available sources that Safety-Kleen spends approximately $37 million annually for outside disposal of hazardous wastes it generates, consisting of fuel blend material, as well as waste disposed of at hazardous waste incinerators, landfills and wastewater treatment facilities. Laidlaw Environmental currently receives an insignificant amount of waste material for disposal from Safety-Kleen.

     Laidlaw Environmental would internalize the incinerable and wastewater waste materials for disposal at company owned facilities. The fuel blend material would be either used as a fuel source or blended with solid waste material for burning at Laidlaw Environmental's three solid hazardous waste incinerator facilities. When used as a fuel source, Laidlaw Environmental avoids incurring the cost of purchasing conventional fuel from third parties.

     Based on the above, and taking into account an estimate for possible incremental transportation costs, Laidlaw Environmental estimates the cost savings from waste internalization to be $13.5 million to $25 million.

     Facility consolidation. Laidlaw Environmental estimates that 40 to 50 processing and service center facilities can be rationalized and closed due to the overlapping coverage areas of Laidlaw Environmental and Safety-Kleen operations. These facility closure estimates are based upon a thorough review of the 53 existing Laidlaw Environmental service center and processing facilities and the 167 existing Safety-Kleen North American branch network and recycling facilities.

     Laidlaw Environmental obtained information on the Safety-Kleen facilities from a variety of public sources to determine each facility's geographic coverage and permit capabilities. The Safety-Kleen facilities were then overlayed against the existing Laidlaw Environmental facilities to determine the redundant operating locations. Based on this analysis, Laidlaw Environmental has estimated that 5 processing facilities and 35 to 45 service center operations could be closed.

     Laidlaw Environmental estimates that the cost savings from these facility closings would be approximately $2.0 to $2.5 million per processing facility and $1.0 to $1.5 million per service center facility based on its historical experience in cost savings achieved by Laidlaw Environmental following the acquisition of Rollins Environmental Services, Inc. ("Rollins") and other internal cost studies.

     The cost savings per location are based on the concept that waste collection and routing efficiencies would be achieved by combining the transportation resources of the overlapping operating locations and reducing the total number of vehicles and drivers required to service the existing combined customer base. The closure of redundant facilities would also result in cost savings related to the personnel and property costs associated with such facilities.

     Selling, general and administrative cost savings. Laidlaw Environmental estimates that selling, general and administrative cost savings of approximately $45 million to $60 million would be achieved through the elimination of duplicative regional and head office costs. Laidlaw Environmental intends to incorporate the Safety-Kleen operations directly into Laidlaw Environmental's existing operational organization, which will result in the elimination of all duplicate administrative support functions. These estimates are based on the reduction of 600 to 800 personnel at annualized savings of $75,000 each.

     Based on the estimated cost savings identified by Laidlaw Environmental management, Laidlaw Environmental believes that it can achieve annualized benefits of approximately $100 to $130 million. Laidlaw

Environmental expects to begin achieving cost savings within three months of the Merger, and to fully implement the cost savings within the first year after consummation of the Merger. Laidlaw Environmental will also consider the sale of Safety-Kleen's European operations and its oil recovery business. This rationalization is expected to strengthen Laidlaw Environmental's market position, improve the overall industry fundamentals through capacity reduction and result in immediate cost savings. Laidlaw Environmental management estimates that Laidlaw Environmental will incur one time costs of not more than $100 million relating to facilities closure and severance expenses incurred in connection with achieving these synergies. Through the successful merger with Rollins, which took place in May of 1997, Laidlaw Environmental has demonstrated its ability to manage the integration of an acquisition and capitalize on the benefits that can accrue to merged companies in its industry. To date, Laidlaw Environmental believes synergies achieved in the Rollins merger, on an annualized basis, total approximately $90 million. There can be no assurance, however, that after consummation of the Merger the projected cost savings will be achieved or will be equal to those achieved in the Rollins acquisition.

CONDITIONAL NATURE OF THE BUYOUT MERGER AGREEMENT

     General. Unlike the Laidlaw Environmental Offer, which will be subject to conditions that are standard in transactions of this type (see "The Laidlaw Environmental Offer -- Conditions of the Laidlaw Environmental Offer"), the Buyout Merger Agreement is subject to significant additional risks that are inherent in the absence of any direct contractual arrangements between Safety-Kleen and any member of the Buyout Group. Safety-Kleen shareholders should be aware that the Buyout Proposal Proxy Statement does not refer to any agreement with Safety-Kleen that is binding on any member of the Buyout Group. The Buyout Merger Agreement was executed by the Parent and the Purchaser, both newly organized shell companies with no operating history and no assets. In addition, other agreements related to the transactions described in the Buyout Proposal Proxy Statement appear to have been entered on behalf of the Buyout Group only by the shell companies and not the parties constituting the Buyout Group. Safety-Kleen may have no contractual recourse against any member of the Buyout Group should Parent refuse to consummate the Buyout Merger or breach any of its obligations under the Buyout Merger Agreement or any related agreement or arrangement.

     Funding Commitments. The Buyout Merger Agreement provides that the Buyout Group's obligations are subject to obtaining both the debt and equity financing for the transaction. According to the Buyout Proposal Proxy Statement, the equity portion of the Buyout Merger financing is to consist of contributions of $200 million from each of the Buyout Group members, who have executed a commitment letter addressed to the shell company Parent to that effect. However, the purported "equity commitments" have not been made directly to Safety Kleen and are not enforceable by it. Moreover, there is no covenant binding on any member of the Buyout Group to use any efforts to ensure that the Parent will receive the equity contributions required to consummate the Buyout Merger.

     In connection with the Laidlaw Environmental Offer, Laidlaw Environmental has received a written financing commitment from the Toronto-Dominion Bank and TD Securities (USA), Inc. and the Laidlaw Environmental Offer is not contingent on financing.

     Uncertainties of Pending Litigation. According to the Buyout Proposal Proxy Statement, the Buyout Merger is conditioned upon there being no pending litigation that challenges the Buyout Merger and has a substantial likelihood of success against Parent, Purchaser, Safety-Kleen or any subsidiary of Safety-Kleen. According to the Buyout Proposal Proxy Statement, Safety-Kleen is currently involved in a litigation in the District Court for the Northern District of Illinois involving Laidlaw Environmental and six shareholder derivative actions in the Illinois state court. See "Background of the Laidlaw Environmental Offer -- Litigation." Safety-Kleen does not discuss in its Proxy Statement whether the Parent has determined that any such pending court actions would cause the litigation condition to fail to be satisfied.

     The Laidlaw Environmental Offer is not subject to a comparable condition.

                                   THE MERGER

GENERAL

     If the Minimum Tender Condition is satisfied and other Laidlaw Environmental Offer Conditions are satisfied (or waived, as applicable) and the Laidlaw Environmental Offer is consummated, Laidlaw Environmental and its affiliates will own two-thirds of the outstanding Shares. Accordingly, Laidlaw Environmental and its affiliates will at such time have sufficient voting power in Safety-Kleen to approve the Merger independently of the votes of any other Safety-Kleen Shareholders, and Laidlaw Environmental presently intends to vote any and all Shares then owned by Laidlaw Environmental and its affiliates to approve the Merger.

     Rule 13e-3 of the General Rules and Regulations under the Exchange Act, which Laidlaw Environmental does not believe would be applicable to the Merger as long as the Merger occurred within one year of consummation of the Laidlaw Environmental Offer, would require, among other things, that certain financial information concerning Safety-Kleen, and certain information relating to the fairness of the proposed transaction and the consideration offered to Safety-Kleen Shareholders therein, be filed with the Commission and disclosed to Safety-Kleen Shareholders prior to consummation of the Merger.

     Laidlaw Environmental reserves the right to acquire, following the consummation or termination of the Laidlaw Environmental Offer, additional Shares through open-market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as it shall determine, which may be more or less favorable than those of the Laidlaw Environmental Offer. Laidlaw Environmental and its affiliates also reserve the right to dispose of any or all Shares acquired by them pursuant to the Laidlaw Environmental Offer or otherwise, upon such terms and at such prices as they shall determine.

     In connection with the Laidlaw Environmental Offer, Laidlaw Environmental has reviewed, and will continue to review, on the basis of available information, various possible business strategies that it might consider in the event that it acquires all or substantially all of the common equity interest in Safety-Kleen. Laidlaw Environmental also intends to conduct a detailed review of Safety-Kleen and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider which changes, if any, would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Safety-Kleen's business, corporate structure, capitalization and consideration of disposition of certain assets or lines of business of Safety-Kleen. If the Merger is consummated, the Safety-Kleen Board of Directors will be reconstituted to include directors selected by Laidlaw Environmental. Although Laidlaw Environmental anticipates making significant changes in Safety-Kleen's senior management and executive officer team if the Merger is consummated, Laidlaw Environmental has not yet considered specific changes in Safety-Kleen management.

     If the Merger is consummated, Laidlaw Environmental will consider the sale of two assets of Safety-Kleen after the Merger: (i) Safety-Kleen's European operations and (ii) Safety-Kleen's oil recovery services business. Laidlaw Environmental will fully assess these potential divestitures, and possibly other potential divestitures, as additional information regarding Safety-Kleen becomes available.

     Except as noted herein, Laidlaw Environmental does not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets, involving Safety-Kleen or any of its subsidiaries, or any material changes in Safety-Kleen's corporate structure or business. However, because Laidlaw Environmental has not had access to Safety-Kleen's books and records, additional changes may be made after a full review of Safety-Kleen's operations is completed.

DISSENTER RIGHTS

     Holders of Shares do not have appraisal rights as a result of the Laidlaw Environmental Offer. In the event the Merger is consummated, the Safety-Kleen Shareholders may have appraisal rights with respect to the Merger under Section
180.1302 of the Wisconsin Statutes if Safety-Kleen is a Wisconsin "resident domestic corporation" as defined in the Wisconsin Statutes. Based on the information available to Laidlaw Environmental at this time, it is unclear whether Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes. See "Comparison of Delaware and Wisconsin
Law -- Differences -- Dissenters' Rights."

                       INFORMATION REGARDING SAFETY-KLEEN

     The following information is taken from the Safety-Kleen Annual Report on Form 10-K for the fiscal year ending December 28, 1996.

     Safety-Kleen is a leader in servicing the recycling and waste needs of companies in the automotive/retail repair, industrial, imaging and other business sectors. Over 2,800 Safety-Kleen specialists service customers from a branch network that extends across North America and Western Europe.

     Focusing primarily on the needs of smaller businesses, Safety-Kleen performed nearly five million individual services and reclaimed more than 300 million gallons of contaminated fluid through a network of 230 branches worldwide in 1996. Safety-Kleen collects and recycles used products at thirteen recycle centers, two lube oil re-refineries, and three fuel-blending facilities.

     Safety-Kleen operates in the continental U.S., Canada, the United Kingdom, the Republic of Ireland, Puerto Rico, Belgium, France, Italy, Spain and Germany. Safety-Kleen has licensee operations in Japan and Korea. Safety-Kleen Corp. was incorporated in July, 1963 under the laws of the State of Wisconsin.

                  INFORMATION REGARDING LAIDLAW ENVIRONMENTAL

     The following describes the business and management of Laidlaw Environmental. Additional information regarding Laidlaw Environmental is contained in its filings with the Commission pursuant to the Exchange Act. See "Available Information" and "Incorporation of Certain Documents by Reference."

BUSINESS OF LAIDLAW ENVIRONMENTAL

     Laidlaw Environmental provides hazardous and industrial waste management services throughout North America. Laidlaw Environmental collects, transports, treats and disposes of waste by incineration, landfilling and other methods at its facilities located in the United States and Canada. Laidlaw Environmental also operates waste processing, recycling and repackaging facilities and has analytical laboratories at its facilities in several states.

     On May 15, 1997, pursuant to the February 6, 1997, stock purchase agreement (the "Stock Purchase Agreement") between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. ("Laidlaw"), Rollins acquired (the "Acquisition") the hazardous and industrial waste operations of Laidlaw ("Old LESI" or the "Accounting Acquirer"). The business combination was accounted for as a reverse acquisition using the purchase method of accounting. Rollins issued 120 million Common Shares and a $350 million 5% subordinated convertible debenture, and paid $349.1 million in cash ($400 million, less debt of $50.9 million assumed), to Laidlaw to consummate the Acquisition. Concurrent with the closing of the Acquisition, the continuing legal entity changed its name from "Rollins Environmental Services, Inc." to "Laidlaw Environmental Services, Inc." As a result of the Acquisition, Laidlaw owns 67% of the issued common shares of Laidlaw Environmental. Laidlaw Environmental accordingly adopted the Old LESI's fiscal year-end of August 31.

     Old LESI consisted of all direct and indirect subsidiaries of Laidlaw engaged in the hazardous and industrial waste business, other than JTM Industries, Inc. and its subsidiary, KBK Enterprises, Inc. Prior to the Acquisition, Old LESI provided hazardous and industrial waste services from 85 service locations in 26 states and seven Canadian provinces. Although Old LESI was a conglomerate of separate entities, these entities conducted such services primarily under the name "Laidlaw Environmental Services."

     Laidlaw Environmental was incorporated in Delaware in 1968. Its principal executive office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201 and its telephone number is 803-933-4200.

     Laidlaw Environmental, in providing hazardous and industrial waste services, is engaged in five primary lines, or classes, of business: (a) service center, (b) landfill, (c) incineration, (d) transportation and (e) specialty services, including polychlorinated biphenyl ("PCB") management, wastewater treatment and other specialty services.

     The percentages of Laidlaw Environmental's gross revenue contributed by its business classes for the last three fiscal years ended August 31, were as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Service Centers.............................................   38%     39%     41%
Landfill....................................................   22      25      21
Incineration................................................   11       4       4
Transportation..............................................   12      12      15
Specialty Services..........................................   17      20      19
                                                              ---     ---     ---
          Total Revenue.....................................  100%    100%    100%
                                                              ===     ===     ===

SERVICE CENTERS

     Service centers across the United States and Canada work in partnership with Laidlaw Environmental's treatment and disposal facilities to provide an integrated service delivery system. Waste materials are transported from a customer site to a service center, where they are temporarily stored or consolidated with compatible waste streams for more efficient transportation to final treatment and/or disposal destinations. All of Laidlaw Environmental's service centers in the United States have Part B permits under the United States Resource Conservation and Recovery Act ("RCRA") that, among other things, allow Laidlaw Environmental to store waste for up to one year for bulking and/or transfer purposes. Additionally, Laidlaw Environmental operates smaller satellite locations which act as local collection points for the service centers. Through its service center network, Laidlaw Environmental can access its customers quickly in order to collect their waste streams, thus enabling customers to remain in compliance with on-site storage regulations.

     Laidlaw Environmental also has on-site field operations headquartered at its service centers, including lab-packing services, field services and household hazardous waste collection programs.

     Laidlaw Environmental performs a variety of resource recovery processes at many of its service centers. Resource recovery involves the distillation of used solvents to remove contaminants and then the sale of the material to the market as a solvent or for use as fuel. Most of these hazardous materials come from the aerospace and transportation industries and the metals finishing industries. Fuel substitution, mainly, in the energy intensive cement manufacturing process, is the most prevalent form of resource recovery.

LANDFILLS

     Laidlaw Environmental operates 12 landfills located throughout the United States and Canada. A total of eight landfills are designed and permitted for the disposal of hazardous wastes. Four landfills are operated for non-hazardous industrial waste disposal, and to a lesser extent, municipal solid waste.

     Laidlaw Environmental operates eight of the 23 permitted hazardous waste landfills in North America, with 52 million cubic yards of remaining permitted capacity (which at current fill rates represents in excess of 50 years of capacity). Of these facilities, six are located in the United States and two in Canada.

     In the United States, Laidlaw Environmental's hazardous waste landfills have been issued RCRA Subtitle C permits. The EPA's permitting process for RCRA Subtitle C landfills is very rigorous. Before a permit can be issued, the applicant must provide detailed waste analysis, spill prevention and control counter-measure plans, detailed design specifications (which include liner design, leak detection systems and rainwater removal systems), groundwater monitoring, employee training and geologic/hydrogeologic investigations.

Furthermore, the applicant must post financial assurance instruments for landfill cell and site closure and post-closure care. All six of Laidlaw Environmental's United States hazardous waste landfills have received Part B landfill permits and meet or exceed Subtitle C requirements. These permits are generally issued for periods of five or ten years, after which the permit must be reviewed by state and/or federal regulators before the permit can be renewed for additional terms. Management is not aware of any issues at any of Laidlaw Environmental's sites that would preclude the renewal of its Part B landfill permits. During the last 12 months, approximately 0.9 million cubic yards of hazardous wastes were disposed of in these landfills.

     In addition to its hazardous waste landfill sites, Laidlaw Environmental operates four nonhazardous industrial landfills with over 209 million cubic yards of remaining permitted capacity. Laidlaw Environmental's non-hazardous landfill facilities are permitted to accept commercial industrial waste, including wastes from foundries, demolition and construction, machine shops, automobile manufacturing, printing, metal fabrications and recycling. Laidlaw Environmental's facility in Carbon County, Utah also accepts municipal solid waste. During the last 12 months, 1.4 million cubic yards of non-hazardous wastes were disposed of in these landfills.

INCINERATION

     Laidlaw Environmental offers a wide range of technological capabilities and locations to customers through a collection of incineration facilities. Incineration is the preferred method for the treatment of organic hazardous waste, because it effectively destroys the contaminants at temperatures in excess of 2,000 degrees Fahrenheit. High temperature incineration effectively eliminates organic wastes such as herbicides, plastics, halogenated solvents, pesticides, pharmaceutical and refinery wastes, regardless of whether they are gases, liquids, sludges or solids. Federal and state incineration regulations require a destruction and removal efficiency of 99.99% for most organic wastes and 99.9999% for PCBs and dioxin.

     Laidlaw Environmental operates four United States-based solids and liquids capable incinerators with annual capacity of over 250,000 tons, two hazardous waste liquid injection incinerators in Canada, and one in the United States, and two lower volume specialty incineration facilities in the United States.

     Laidlaw Environmental's incineration facilities in Bridgeport, New Jersey; Deer Park, Texas; Coffeyville, Kansas; and Aragonite, Utah, are designed to process liquid organic wastes, sludges, solids, soil and debris. The Deer Park facility has two kilns and a rotary reactor. Additionally, the Deer Park facility has an on-site landfill for the disposal of ash and other waste material produced as a result of the incineration process. The landfill is built and permitted to RCRA hazardous waste standards.

     Laidlaw Environmental's incineration facilities in Roebuck, South Carolina, Mercier, Quebec and Sarnia, Ontario are liquid injection incinerators, designed primarily for the destruction of liquid organic waste. The Mercier facility also has a system to blend and destroy pumpable sludges. Typical wastestreams include wastewater containing concentrated organic levels not amenable to conventional physical/chemical waste treatment, pesticide and herbicide waste, waste with high chlorinated organic concentrations and flammable materials.

     All but one of Laidlaw Environmental's United States incineration facilities have received Part B permits under RCRA. The facility in Roebuck, South Carolina has received EPA approval for that portion of the Part B permit under EPA authority; however, the required state permit which was originally issued in 1987 is currently under appeal. Part B permits are generally issued for periods of five or ten years, after which the permit must be reviewed by state and/or federal regulators before the permit can be renewed for additional terms. Management is not aware of any issues at any of Laidlaw Environmental's sites that would preclude the renewal of any of its Part B permits.

     During fiscal year 1997, Laidlaw Environmental closed its incinerators at Baton Rouge, Louisiana, and Clive, Utah, reducing utilization of less efficient and redundant facilities. During fiscal year 1998, Laidlaw Environmental plans to close its incinerators at Coffeyville, Kansas, and Roebuck, South Carolina, reducing excess capacity. These four closures will eliminate approximately 244,000 tons of practical capacity from the off-site commercial incineration market. The industry's total off-site commercial incinerator practical capacity was estimated at 1.26 million tons in 1996, according to EI Digest.

TRANSPORTATION

     Laidlaw Environmental's transportation operations facilitate the movement of materials between locations, which is key to the operation of Laidlaw Environmental's network of hazardous and industrial waste facilities. Transportation may be accomplished by truck, rail, or other mode, with company-owned assets or in conjunction with third-party transporters.

     Specially designed containment systems, vehicles and other equipment permitted for hazardous waste transport, along with drivers trained in transportation skills and hazardous waste procedures, provide for the movement of customer waste streams.

SPECIALTY SERVICES

     Other specialty services provided by Laidlaw Environmental include PCB management services, wastewater treatment, harbor and channel dredging, remedial construction and consulting, industrial services, analytical services, biological treatment, and paint and solvent recovery.

     Laidlaw Environmental recycles PCB contaminated oils and reclaims metals from PCB contaminated equipment. Laidlaw Environmental accomplishes this recycling and reclamation through a de-chlorination process operated from seven facilities mainly in the eastern United States and Canada.

     Laidlaw Environmental provides field services for industrial customers at their sites and at government installations, federal and state Superfund sites, laboratories and schools across North America. These activities range from typical environmental remediation and construction to specialized services. Laidlaw Environmental recently adopted its INSITE program, an environmental outsourcing program that allows companies to achieve their environmental goals while focusing on their core business.

     Laidlaw Environmental also offers a range of wastewater treatment technology, facilities and customer services. Wastewater treatment is provided from four facilities and consists of four basic business lines: hazardous wastewater treatment, mobile treatment, sludge dewatering/drying and nonhazardous wastewater treatment. These services include the reduction, treatment and disposal of both hazardous and non-hazardous wastewater, sludges and solids for both bulk and drummed waste. Laidlaw Environmental removes hazardous components from hazardous industrial liquids and/or chemically/physically makes hazardous industrial liquids non-hazardous through blending and treatment technology. Specialized techniques reduce residues by recycling/reusing spent products. Batch treatment technologies also enable Laidlaw Environmental to handle hard-to-treat wastewater streams.

     Hazardous wastewater treatment involves the safe detoxification of hazardous components from liquid waste streams. The hazardous properties are neutralized (pH adjustment) and/or reduced to non-leachable state, through a multistep treatment process. The resulting treated effluent is tested prior to discharge to ensure compliance with discharge limits, while the sludge is dewatered and tested to ensure that it meets the requirements for off-site disposal as a nonhazardous waste. Because certain wastes carry hazardous waste designation throughout the treatment system, these wastes are treated separately to minimize dewatered sludge disposal costs. Laidlaw Environmental's wastewater treatment facilities are fully-permitted and approved under applicable regulations.

     Mobile wastewater treatment and dewatering equipment is used to dewater industrial sludges at the generators' sites. Turn-key services include laboratory, trained operators, treatment supplies and equipment, dewatering and stabilization technology -- all designed to provide optimal treatment chemistry that reduces the volume of sludge generated for off-site disposal.

     Sludge drying uses transportable equipment that reduces the amount of entrained liquid in dewatered sludge. This process is particularly effective for organic sludges that must be incinerated at high cost. Drying greatly reduces ultimate disposal and transportation costs by minimizing the volume of waste sent off-site for treatment.

     Laidlaw Environmental treats non-hazardous waste streams at all of its hazardous wastewater plants and operates a facility specifically designed for non-hazardous wastewater and consumer goods destruction in Chattanooga, Tennessee.

     In connection with the Acquisition, Laidlaw Environmental's hazardous wastewater facility in Nashville, Tennessee was closed in May of 1997.

COMPETITION

     The hazardous and industrial waste management industry is highly competitive. The sources of competition vary by locality and by type of service rendered, with competition coming from the other major waste services companies and thousands of privately owned firms in North America which offer waste services. Laidlaw Environmental also competes with municipalities and larger plants which provide their own waste services. In acquiring new contracts and maintaining business, Laidlaw Environmental experiences competition primarily in the areas of pricing and service.

     Total hazardous waste industry revenues for 1995 were estimated to have been approximately $3 billion. Prior to the Acquisition, Old LESI, Rollins and three other large waste management companies accounted for 65% of the hazardous waste management industry's revenues in 1995, according to EI Digest (October
1996). The pro forma combined revenues of Laidlaw Environmental for the year ended August 31, 1996, would have given Laidlaw Environmental a 30% market share of the hazardous waste industry revenues for 1995.

     Service center competition consists of two companies with national coverage providing varying forms of waste collection assets or facilities. A number of companies also compete on a local and regional basis.

     Ten of the 15 hazardous waste landfills not operated by Laidlaw Environmental are operated by three competitors with landfill facilities spread throughout the United States.

     Competitors operate large-scale incinerators at eight locations throughout North America. Other companies have applied for or received permits to construct and operate hazardous waste incinerators. Competition is also encountered from cement kilns, which use hazardous waste-derived fuel as a supplemental fuel source.

CUSTOMERS

     Laidlaw Environmental conducts business with more than 18,000 customers. These customers represent diverse industries, including automotive manufacturers and suppliers, chemical and petrochemical, computer and micro-processor manufacturers, primary metals, paper, furniture, aerospace and pharmaceutical, and are located throughout the United States and Canada. During fiscal 1997 no one customer accounted for more than six percent of Laidlaw Environmental's consolidated revenues.

     The hazardous waste management business is cyclical to the extent that it is dependent upon a stream of waste from cyclical industries. If those cyclical industries slow significantly, the business that Laidlaw Environmental receives from those industries is likely to slow.

SEASONALITY

     Adverse winter weather moderately affects some of Laidlaw Environmental's operations, particularly during the second fiscal quarters. The main reason for this effect is reduced volumes of waste being received at Laidlaw
Environmental's facilities and higher operating costs associated with operating in sub-freezing weather and high levels of snowfall.

REGULATIONS

     The collection and disposal of solid and hazardous wastes are subject to the laws and regulations promulgated by United States, Canadian or other foreign, state, territorial, federal, provincial or local courts, executive offices, legislatures, governmental agencies or ministries, commissions or administrative, regulatory or self-regulatory authorities or instrumentalities which regulate health, safety, the environment, zoning and land-use. Environmental laws and regulations require hazardous waste disposal facilities to obtain permits, which generally outline the procedures under which the facilities must be operated. Governmental authorities have the power to enforce compliance with these, regulations, and violations of permit conditions, or of the regulations, even if unintentional, may result in fines, shutdowns, remedial work or revocation of the permit. Regulations vary but generally govern collection, storage and disposal activities and the location and use of facilities and impose restrictions to prohibit or minimize air and water pollution.

     Laidlaw Environmental's business is significantly affected by federal, state, provincial and local environmental law, including RCRA, the Toxic Substances Control Act, CERCLA, the Clean Water Act and the Clean Air Act, and corresponding state laws and related regulations and enforcement practices. Safety standards under the Occupational Safety and Health Act are also applicable to Laidlaw Environmental's business.

     RCRA provides for the establishment of a national hazardous waste management program through a comprehensive regulatory system. Among other things, it defines hazardous wastes and provides standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. These regulations also require Laidlaw Environmental's facilities to demonstrate financial assurance for sudden and accidental and, in the case of land based treatment facilities, non-sudden and gradual pollution occurrences. Financial assurance for future closure and post-closure expenses must also be maintained. Laidlaw Environmental believes that each facility operating under interim status will be issued its final RCRA permit and that each permit will be renewed at the end of its existing term. However, any such issuance or renewal could include conditions requiring further capital expenditures or corrective actions. Although Laidlaw Environmental also believes that each of its operating facilities complies in all material respects with the applicable requirements of RCRA, it may be necessary to expend considerable time, effort and money to keep existing or acquired facilities of Laidlaw Environmental in compliance with applicable requirements, including new regulations, to maintain existing permits and approvals and to obtain the permits and approvals necessary to increase their capacity.

     CERCLA, among other things, imposes financial liability for damages and the cleanup of sites from which there is a release or threatened release of hazardous substances into the environment. Present and past owners and operators of sites which release hazardous substances, as well as generators and transporters of the waste material, are jointly and severally liable for remediation costs and environmental damages. Given the substantial costs involved in a CERCLA cleanup and the difficulty of obtaining insurance for environmental impairment liability, such liability could have a material impact on Laidlaw Environmental's business, financial condition and future prospects.

     The Clean Water Act regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities. Laidlaw Environmental is required to obtain discharge permits and conduct sampling and monitoring programs. The Clean Air Act regulates the emission of certain potentially harmful substances into the air. These regulations also impact Laidlaw Environmental's operations. Laidlaw Environmental believes each of its operating facilities complies in all material respects with the applicable requirements.

ENVIRONMENTAL LIABILITIES AND CAPITAL EXPENDITURES

     A portion of Laidlaw Environmental's capital expenditures are related to compliance with environmental laws and regulations. Laidlaw Environmental estimates capital spending of approximately $1 million for fiscal year 1998, and $3 million in the aggregate for the fiscal years 1999 through 2001 in order to comply with RCRA, the Clean Air Act and other environmental laws and regulations currently in effect.

     In addition to these capital expenditures, Laidlaw Environmental may incur costs in connection with closure activities at certain of its sites. When Laidlaw Environmental discontinues using or changes the use of a hazardous waste management unit, formal closure procedures must be followed, and such procedures must be approved by federal or state environmental authorities. In some cases, costs are incurred to complete remedial cleanup work at the site. In addition at certain of Laidlaw Environmental's other operating sites, remedial cleanup work is required as part of the RCRA Corrective Action Program or other state and federal programs. As shown in Laidlaw Environmental's Consolidated Balance Sheet and more fully described in Note 6 of the Notes to Consolidated Financial Statements, incorporated herein by reference, Laidlaw Environmental has recorded liabilities of $183.1 million as of August 31, 1997, for remedial cleanup work, Superfund site liability, closure activities and certain other environmental expenses related to its operating and previously closed sites.

     With respect to various operating facilities, Laidlaw Environmental is required to provide financial assurance with respect to certain statutorily required closure and post-closure obligations totaling $450 million at August 31, 1997. Historically, Laidlaw provided certain of these financial assurances in the form of parental guaranties. As a result of the Acquisition, Laidlaw Environmental will be obligated to provide most of these financial assurances. Laidlaw Environmental intends to provide the required financial assurance through a combination of letters of credit and insurance policies, as allowed by the applicable regulatory authorities.

EMPLOYEES

     As of August 31, 1997, approximately 4,500 employees provided Laidlaw Environmental's hazardous waste services, of whom approximately 1,500 were executive, supervisory, clerical and sales personnel. Approximately 12% of Laidlaw Environmental's employees were represented by various collective bargaining groups. Management believes that its relations with its employees are excellent.

MANAGEMENT

     Certain information regarding the directors and executive officers of Laidlaw Environmental is set forth on Schedule A annexed hereto.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following selected unaudited pro forma combined financial information combines the consolidated income statements of Laidlaw Environmental and Rollins and the consolidated balance sheets and income statements of Laidlaw Environmental and Safety-Kleen as if the Rollins Acquisition, the Laidlaw Environmental Offer, the Merger and the other transactions described herein had occurred for all periods presented. These statements are prepared on the basis of accounting for the Acquisition and the Merger as a purchase and are based on the assumptions set forth in the notes thereto. These statements do not reflect the estimated cost savings of the Rollins Acquisition, nor the cost savings of approximately $100 to $130 million Laidlaw Environmental believes will result from the Merger. This information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Laidlaw Environmental and Safety-Kleen included in the documents described under "Incorporation of Certain Documents by Reference" (but which, in the case of Safety-Kleen, are not covered by the reports of Safety-Kleen's independent accountants for purposes of this Prospectus), the Rollins financial statements included herein and the pro forma accompanying discussion and notes set forth under this section.

     The following information is being presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred had the transactions assumed herein been consummated at the beginning of the periods for which the transactions are being given effect, nor is it necessarily indicative of future operating results or financial position.

                LAIDLAW ENVIRONMENTAL, ROLLINS AND SAFETY-KLEEN

                     PRO FORMA COMBINED STATEMENT OF INCOME
                       FOR THE YEAR ENDED AUGUST 31, 1997

                                                          PRO FORMA
                                          HISTORICAL     ADJUSTMENTS      PRO FORMA
                            HISTORICAL      LAIDLAW      ------------      LAIDLAW
                             ROLLINS     ENVIRONMENTAL     DR/(CR)      ENVIRONMENTAL
                            ----------   -------------   ------------   -------------
                                                   (UNAUDITED)
                                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..................   $150,985      $ 678,619     $  4,099(Da)    $  825,505
Expenses:
 Operating................    149,791        485,062      (4,099)(Da)       630,754
 Depreciation and
   amortization...........     22,606         53,506      (6,345)(Db)        69,767
 Selling, general and
   administrative.........     22,371         73,068                         95,439
 Restructuring charge.....         --        331,697                        331,697
                             --------      ---------     ------------    ----------
       Total expenses.....    194,768        943,333         (10,444)     1,127,657
                             --------      ---------     ------------    ----------
Operating income (loss)...    (43,783)      (264,714)         (6,345)      (302,152)
Allocated interest
 expense..................         --         24,030                         24,030
Interest expense..........      5,856         20,243        9,625(Dc)        35,724
Other income..............         --          2,865                          2,865
                             --------      ---------     ------------    ----------
Income (loss) from
 continuing operations
 before income tax........    (49,639)      (306,122)           3,280      (359,041)
Income tax expense
 (benefit)................    (17,460)      (122,789)       3,251(Dd)      (136,998)
                             --------      ---------     ------------    ----------
Income (loss) from
 continuing operations
 before minority
 interest.................    (32,179)      (183,333)           6,531      (222,043)
Minority interest (net of
 tax).....................         --           (119)              --          (119)
                             --------      ---------     ------------    ----------
Income (loss) from
 continuing operations....   $(32,179)     $(183,452)    $      6,531    $ (222,162)
                             ========      =========     ============    ==========
Loss per share from
 continuing operations
 (Note D5)................                 $  (1.329)
Weighted average common
 and common stock
 equivalents outstanding
 (000s)...................                   138,033

                                          PRO FORMA
                            HISTORICAL   ADJUSTMENTS
                             SAFETY-     -----------       PRO FORMA
                              KLEEN        DR/(CR)          COMBINED
                            ----------   -----------       ----------
                                           (UNAUDITED)
                            ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..................   $977,122      $    --         $1,802,627
Expenses:
 Operating................    645,488           --          1,276,242
 Depreciation and
   amortization...........     77,741       33,722(D1)        181,230
 Selling, general and
   administrative.........    137,961           --            233,400
 Restructuring charge.....         --           --            331,697
                             --------      -------         ----------
       Total expenses.....    861,190       33,722          2,022,569
                             --------      -------         ----------
Operating income (loss)...    115,932       33,722           (219,942)
Allocated interest
 expense..................         --           --             24,030
Interest expense..........     18,504      100,226(D2)        154,454
Other income..............      1,587           --              4,452
                             --------      -------         ----------
Income (loss) from
 continuing operations
 before income tax........     99,015      133,948           (393,974)
Income tax expense
 (benefit)................     38,294      (53,579)(D3)      (152,283)
                             --------      -------         ----------
Income (loss) from
 continuing operations
 before minority
 interest.................     60,721       80,369           (241,691)
Minority interest (net of
 tax).....................         --           --               (119)
                             --------      -------         ----------
Income (loss) from
 continuing operations....   $ 60,721      $80,369         $ (241,810)
                             ========      =======         ==========
Loss per share from
 continuing operations
 (Note D5)................                                 $   (0.711)
Weighted average common
 and common stock
 equivalents outstanding
 (000s)...................                                    339,980(D4)

 See Accompanying Notes to Unaudited Pro Forma Combined Financial Information.

                     LAIDLAW ENVIRONMENTAL AND SAFETY-KLEEN
                     PRO FORMA COMBINED STATEMENT OF INCOME
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 1997

                                                                                 PRO FORMA
                                              HISTORICAL      HISTORICAL        ADJUSTMENTS
                                                LAIDLAW      SAFETY-KLEEN   -------------------     PRO FORMA
                                             ENVIRONMENTAL   (SEE NOTE C)     DR          CR        COMBINED
                                             -------------   ------------   -------     -------     ---------
                                                                       (UNAUDITED)
                                                        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...................................    $211,552        $230,014     $    --     $    --     $441,566
Expenses:
  Operating................................     145,325         153,412          --          --      298,737
  Depreciation and amortization............      13,895          17,940       8,729(D1)      --       40,564
  Selling, general and administrative......      20,401          31,274          --          --       51,675
                                               --------        --------     -------     -------     --------
         Total expenses....................     179,621         202,626       8,729          --      390,976
                                               --------        --------     -------     -------     --------
Operating income (loss)....................      31,931          27,388       8,729          --       50,590
Allocated interest expense.................          --              --          --          --           --
Interest expense...........................      15,139           3,707      25,976(D2)      --       44,822
Other income...............................         500             299          --          --          799
                                               --------        --------     -------     -------     --------
Income before income tax...................      17,292          23,980      34,705          --        6,567
Income tax expense.........................       7,227           8,862          --      13,630(D3)    2,459
                                               --------        --------     -------     -------     --------
Income before minority interest............      10,065          15,118      34,705      13,630        4,108
Minority interest (net of tax).............          79              --          --          --           79
                                               --------        --------     -------     -------     --------
         Net income........................    $ 10,144        $ 15,118     $34,705     $13,630     $  4,187
                                               ========        ========     =======     =======     ========
Primary income per share (Note D4):
  Net income per share.....................    $  0.056                                             $  0.012
  Weighted average common and common stock
    equivalents outstanding (000's)........     180,822                                              338,631
Fully diluted income per share (Note D4)
  (Note D5):
  Net income per share.....................    $  0.047                                             $     --
  Weighted average common and common stock
    equivalents outstanding (000's)........     274,156                                                   --

 See Accompanying Notes to Unaudited Pro Forma Combined Financial Information.

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.

                        PRO FORMA COMBINED BALANCE SHEET

                              HISTORICAL LAIDLAW       HISTORICAL
                                ENVIRONMENTAL         SAFETY-KLEEN         PRO FORMA ADJUSTMENTS
                              AS OF NOVEMBER 30,   AS OF SEPTEMBER 6,    -------------------------     PRO FORMA
                                     1997           1997 (SEE NOTE C)        DR             CR          COMBINED
                              ------------------   -------------------   ----------     ----------     ----------
                                                                  (UNAUDITED)
                                                               ($ IN THOUSANDS)
                                                     ASSETS
Current assets:
  Cash and cash
    equivalents.............      $    9,843           $   13,273        $              $              $   23,116
  Trade and other accounts
    receivable..............         218,534              141,597                --             --        360,131
  Inventories...............           7,281               48,853                --             --         56,134
  Other current assets......          24,237               36,658                --             --         60,895
                                  ----------           ----------        ----------     ----------     ----------
         Total current
           assets...........         259,895              240,381                --             --        500,276
Property, plant and
  equipment, net............       1,151,923              629,561         1,295,644(D6)         --      3,077,128
Goodwill....................          69,407              136,479           537,965(D7)         --        743,851
Other assets................         108,995               30,771                --          6,636(D8)    133,130
                                  ----------           ----------        ----------     ----------     ----------
         Total assets.......      $1,590,220           $1,037,192        $1,833,609     $    6,636     $4,454,385
                                  ==========           ==========        ==========     ==========     ==========

                                                   LIABILITIES
Current liabilities:
  Accounts payable..........      $   67,504           $   63,563        $       --     $       --     $  131,067
  Accrued liabilities.......         102,332              102,023                --             --        204,355
  Current portion of
    long-term debt..........          15,534                   --                --         71,914(D10)     87,448
                                  ----------           ----------        ----------     ----------     ----------
         Total current
           liabilities......         185,370              165,586                --         71,914        422,870
Deferred items:
  Income taxes..............          57,472               57,361                --        518,258(D14)    633,091
  Other.....................         171,060               72,447                --             --        243,507
Long-term debt..............         479,805              246,080                --      1,038,924(D10)  1,764,809
Subordinated convertible
  debenture.................         350,000                   --                --             --        350,000
                                  ----------           ----------        ----------     ----------     ----------
         Total
           liabilities......       1,243,707              541,474                --      1,629,096      3,414,277
                                  ----------           ----------        ----------     ----------     ----------
STOCKHOLDERS' EQUITY
  Common stock..............         182,272                5,839                --        149,697(D11)    337,808
  Additional paid-in
    capital.................         392,641              194,977                --        343,082(D12)    930,700
  Cumulative foreign
    currency translation
    adj.....................          (3,083)                  --                --             --         (3,083)
  Net unrealized gain on
    securities available....           2,209                   --                --             --          2,209
  Retained earnings
    (accumulated deficit)...        (227,526)             294,902           294,902(D13)         --      (227,526)
                                  ----------           ----------        ----------     ----------     ----------
         Total stockholders'
           equity...........         346,513              495,718           294,902        492,779      1,040,108
                                  ----------           ----------        ----------     ----------     ----------
         Total liabilities
           and stockholders'
           equity...........      $1,590,220           $1,037,192        $  294,902     $2,121,875     $4,454,385
                                  ==========           ==========        ==========     ==========     ==========

 See Accompanying Notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

A.  SUMMARY OF LAIDLAW ENVIRONMENTAL OFFER

     Laidlaw Environmental hereby offers, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, to exchange the Laidlaw Environmental Offer Consideration for each outstanding Share validly tendered on or prior to the Expiration Date and not properly withdrawn. The Laidlaw Environmental Offer Consideration per share consists of $18.00 net in cash and Laidlaw Environmental Common Stock with a fair market value of $12.00 (assuming that the Laidlaw Environmental Average Price is no more than $5.35714 per share and no less than $4.28571 per share. If the Laidlaw Environmental Average Price is equal to the closing price of the Laidlaw Environmental Common Stock on January 22, 1998 of $4.6250, each Share would be exchanged for, in addition to the Cash Consideration, 2.59459 shares of Laidlaw Environmental Common Stock, having a market value as of such date of $12.00. See "The Laidlaw Environmental Offer -- The Exchange Ratio").

     According to the Safety-Kleen Form 10-Q for the period ended September 6, 1997, as of September 6, 1997, there were 58,400,729 Shares outstanding. Laidlaw Environmental beneficially owns 601,100 Shares, or approximately 1.03% of the outstanding Shares.

     In contemplation of the Merger, Laidlaw has received a commitment letter from The Toronto Dominion Bank (the "Agent") to provide the Credit Facilities. The Credit Facilities will consist of four parts: (i) a $450 million 6-year Senior Secured Revolving Credit Facility with a $200 million letter of credit sublimit (the "Revolving Credit Facility" or "Facility A"), (ii) a $550 million 6-year Senior Secured Amortizing Term Loan ("Facility B"), (iii) a $550 million Minimally Amortizing 7-year Senior Secured Term Loan ("Facility C") and (iv) a $550 million Minimally Amortizing 8-year Senior Secured Term Loan ("Facility D"); (Facility B, Facility C and Facility D, collectively, the "Term Loans"). The Credit Facilities will be secured by all of the tangible assets of the combined companies. The Credit Facilities will be syndicated to banks and other financial institutions (collectively, the "Lenders") acceptable to Laidlaw Environmental and the Agent. All of the capital stock of Laidlaw Environmental's subsidiaries, including the acquired Safety-Kleen subsidiaries, will be pledged as part of such security for the Credit Facilities, and such subsidiaries will guaranty the obligations of Laidlaw Environmental to the Lenders. The Term Loans will be drawn in full on the closing date. The Revolving Credit Facility will be available commencing on the closing date at which time $200 million will be available for letters of credit and $300 million will be available for loans, subject to an aggregate maximum of $450 million. Interest per annum on the Credit Facilities will vary depending on the particular Credit Facility, whether Laidlaw Environmental chooses to borrow under Eurodollar or non-Eurodollar loans and, with respect to Facilities A and B the current total leverage ratio. Under the terms of the Credit Facilities, Laidlaw Environmental will be required to use interest rate swaps to manage the risk of interest rate fluctuations. The terms of such interest rate swaps have not been established.

B.  ACCOUNTING TREATMENT ($ IN THOUSANDS)

     If the Merger is consummated, it will be accounted for using the purchase method of accounting applied in accordance with generally accepted accounting principles. Accordingly, the assets and liabilities of Safety-Kleen will be recorded at their estimated fair value, with any difference between the amount of such fair value and the purchase price being recorded as goodwill. The operating results of the combined company will include the results of operations of Safety-Kleen from and after the closing date. (The following assumes no Buyout Proposal Expenses are paid by Safety-Kleen).

     The aggregate merger purchase price totals $1,804,433 and is comprised as follows:

Safety-Kleen Shares outstanding at September 6, 1997
  according to Safety-Kleen's September 6, 1997 Form 10-Q...                58,400,729
Safety-Kleen Shares previously acquired by Laidlaw
  Environmental.............................................                  (601,100)
                                                                            ----------
Safety-Kleen Shares remaining to acquire....................                57,799,629
                                                                            ----------
Cash cost at $18.00 per Safety-Kleen Share (Note 1).........                $1,040,393
Cost of additional Laidlaw Environmental Shares to be
  issued:
Number of Laidlaw Environmental Shares to be issued (Note
  2)........................................................  155,536,370
  Price per Share...........................................    $4.459375
          Total cost........................................                   693,595
                                                                            ----------
                                                                             1,733,988
Cost of Safety-Kleen Shares previously acquired by Laidlaw
  Environmental.............................................                    13,000
Cost of "in-the-money" Safety-Kleen stock options that are
  assumed to fully vest.....................................                    57,445
                                                                            ----------
          Total merger purchase price.......................                $1,804,433
                                                                            ==========

     Note 1: If the Buyout Proposal Expenses are paid by Safety-Kleen, an additional item titled "Cost of Buyout Proposal Expenses" will be included in the table. Payment of the Buyout Proposal Expenses will increase the Total Merger Purchase Price by a maximum of $50 million, when determined on an after tax basis.

     Note 2: Range of possible Exchange Ratios between 2.24 and 2.80 could result in the number of Laidlaw Environmental Shares ranging between 129,471,169 and 161,838,961.

     The price per share of the additional Laidlaw Environmental shares to be issued of $4.459375 is the average of the closing NYSE market price for the 20 trading days before January 23, 1998, the trading day before the public announcement of Laidlaw Environmental's intention to revise the Laidlaw Environmental Offer.

     The purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values at November 30, 1997, as follows:

Current assets..............................................  $  240,381
Property, plant and equipment...............................   1,925,205
Goodwill....................................................     674,444
Other assets................................................      24,135
Current liabilities.........................................    (165,586)
Deferred income taxes.......................................    (575,619)
Other deferred items........................................     (72,447)
Long-term debt..............................................    (246,080)
                                                              ----------
Merger purchase price.......................................  $1,804,433
                                                              ==========

C.  BASIS OF PRESENTATION

     The accompanying unaudited pro forma combined balance sheet gives effect to the Laidlaw Environmental Offer, the Merger and the other transactions described herein as if they had occurred on November 30,

1997. The unaudited pro forma combined statement of income for the year ended August 31, 1997 gives effect to (a) the Rollins Acquisition under the heading "Pro Forma Laidlaw Environmental," and (b) the Rollins Acquisition, the Laidlaw Environmental Offer, the Merger and the other transactions described herein under the heading "Pro Forma Combined" as if each had occurred as of September 1, 1996. The unaudited pro forma combined statement of income for the three months ended November 30, 1997 gives effect to the Laidlaw Environmental Offer, the Merger and the other transactions described herein as if each had occurred as of September 1, 1997.

        The unaudited pro forma combined balance sheet at November 30, 1997 includes the balance sheet of Laidlaw Environmental at November 30, 1997 and the balance sheet of Safety-Kleen at September 6, 1997, the latest publicly available financial statement. Since the November 30, 1997 balance sheet of Laidlaw Environmental reflects the Acquisition of Rollins on May 15, 1997, no pro forma disclosure is required. The unaudited pro forma combined statement of income for the year ended August 31, 1997 includes Laidlaw Environmental for the year ended August 31, 1997, Rollins for the period September 1, 1996 to May 15, 1997, and for Safety-Kleen, the aggregate of the 16 weeks ended December 28, 1996 plus the 36 weeks ended September 6, 1997. The unaudited pro forma combined statement of income for the three months ended November 30, 1997 include Laidlaw Environmental for the three months ended November 30, 1997 and Safety-Kleen for the 12 weeks ended September 6, 1997, the latest publicly available financial statements. Because Safety-Kleen does not report depreciation and amortization expense in its unaudited interim financial statements, Laidlaw Environmental's management has estimated Safety-Kleen's historical depreciation and amortization expense for this period on the basis that it is the same as that reported for the year ended December 31, 1996.

     Both the recent and pending acquisitions have been presented using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best preliminary estimate of their fair values, based upon publicly available documents and information. The preliminary allocation of the purchase price with respect to Safety-Kleen will be subject to further adjustments as Laidlaw Environmental finalizes the allocation of the purchase price in accordance with generally accepted accounting principles. Management does not anticipate that the final allocation of the purchase price will result in a material change to income. The goodwill acquired is being amortized over 40 years on a straight-line basis.

     During the report periods there were no material transactions between Laidlaw Environmental and Safety-Kleen.

     The unaudited combined pro forma financial information does not purport to be indicative of the combined financial position or combined results of operations of Laidlaw Environmental, Rollins and Safety-Kleen had the transactions assumed therein occurred on the dates specified, nor are they indicative of future financial position or results of operations. The unaudited pro forma financial information does not give effect to potential cost savings of the Rollins acquisition, nor the cost savings of approximately $100 to $130 million that Laidlaw Environmental management believes may be realized as a result of the Merger. There can be no assurances that such cost savings, if any, will be achieved.

     The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements of Laidlaw Environmental, Rollins and Safety-Kleen and the notes thereto included elsewhere herein.

D.  PRO FORMA ADJUSTMENTS ($ AND SHARES IN THOUSANDS)

     The following adjustments and elimination entries have been made to the unaudited pro forma combined statement of income to reflect the Rollins Acquisition, as of the beginning of fiscal year 1997 using the purchase method of accounting:

     (a) To eliminate transactions between combined companies.

     (b) To adjust depreciation to reflect the fair value adjustment of property and equipment and to reflect the effects of the Rollins Acquisition upon goodwill amortization.

     (c) To adjust expense to reflect financing costs associated with the Rollins Acquisition.

     (d) To adjust income taxes (benefits) to record the pro forma income taxes (benefits) as computed under Statement of Financial Accounting Standard No. 109 on pro forma pre-tax income (loss).

     The following adjustments and elimination entries have been made to the unaudited pro forma combined statement of income to reflect the acquisition of Safety-Kleen by Laidlaw Environmental using the purchase method of accounting for the Merger:

          1. To adjust depreciation and amortization expense to reflect the fair value adjustment of property, plant and equipment and the effect of the Merger on goodwill amortization, as follows:

                                                                       THREE
                                                                       MONTHS
                                                       YEAR ENDED      ENDED
                                                       AUGUST 31,   NOVEMBER 30,
                                                          1997          1997
                                                       ----------   ------------
To eliminate Safety-Kleen's estimated historical
  intangible and other asset amortization expense....   $(15,531)     $(3,584)
To record amortization expense related to goodwill
  arising as a result of the Merger..................     16,861        4,215
To record depreciation expense related to certain
  Safety-Kleen property, plant and equipment
  (primarily buildings and land improvements),
  written up to estimated fair value ................     32,392        8,098
                                                        --------      -------
          Total adjustment...........................   $ 33,722      $ 8,729
                                                        ========      =======

          2. To adjust interest expense for the impact of the additional long-term debt associated with the Merger, as follows:

                                                                       THREE
                                                                       MONTHS
                                                       YEAR ENDED      ENDED
                                                       AUGUST 31,   NOVEMBER 30,
                                                          1997          1997
                                                       ----------   ------------
To eliminate historical Safety-Kleen interest
  expense............................................   $(18,504)     $(3,707)
To record interest expense on $1,356,918(1) of
  borrowings at 8.75%(2) under the Senior Credit
  Facilities.........................................    118,730       29,683
                                                        --------      -------
          Total adjustment...........................   $100,226      $25,976
                                                        ========      =======

---------------

        (1) Includes additional long-term debt associated with Merger (Note D10) and anticipated refinancing of Safety-Kleen historical long-term debt of $246,080.
        (2) At current rates pursuant to the terms of the Senior Credit Facilities.

          3. To adjust income taxes (benefits) to record the pro forma income taxes (benefits) as computed under SFAS 109 on pro forma pre-tax income
     (loss).

          4. Pro forma weighted average common and common stock equivalents outstanding comprise:

                                   YEAR ENDED                THREE MONTHS ENDED
                                 AUGUST 31, 1997              NOVEMBER 30, 1997
                           ---------------------------   ---------------------------
                                                EXCHANGE RATIO
                           ---------------------------------------------------------
                            2.24      2.69       2.8      2.24      2.69       2.8
                           -------   -------   -------   -------   -------   -------
Laidlaw Environmental
  weighted average
  historical.............  138,033   138,033   138,033   180,822   180,822   180,822
Adjustment for Rollins
  Acquisition............   46,411    46,411    46,411        --        --        --
Additional Laidlaw
  Environmental Shares to
  be issued in connection
  with the Merger (see
  Note B)................  129,471   155,536   161,839   129,471   155,536   161,839
                           -------   -------   -------   -------   -------   -------
Percentage of Laidlaw
  Environmental Shares
  held by former Safety-
  Kleen Shareholders
  after the Merger.......     41.5%     46.0%     47.0%       --        --        --
Laidlaw Environmental
  Shares outstanding at
  December 31, 1997......  182,282   182,282   182,282        --        --        --
Additional Laidlaw
  Environmental Shares to
  be issued in connection
  with the Merger (See
  Note B)................  129,471   155,536   161,839        --        --        --
  Pro forma Laidlaw
     Environmental Shares
     at December 31,
     1997................  311,753   337,818   344,121        --        --        --
          Pro forma
            weighted
            average
            total........  313,915   339,980   346,283   312,232   338,631   345,084
                           =======   =======   =======   =======   =======   =======
          Pro forma
            income (loss)
            per share
            (Note D5)....  $(0.770)  $(0.711)  $(0.698)  $ 0.013   $ 0.012   $ 0.012
                           -------   -------   -------   -------   -------   -------

          5. Fully diluted earnings per share amounts, which would include the dilutive effect of the subordinated convertible debenture, have not been included for the year ended August 31, 1997 as the effect of such inclusion would be to increase earnings per share, and thus be anti-dilutive.

             The following adjustments and elimination have been made to the unaudited pro forma combined balance sheet to reflect the acquisition of Safety-Kleen by Laidlaw Environmental using the purchase method of accounting for the Merger:

          6. To writeup certain Safety-Kleen property, plant and equipment to fair value. Total writeup represents $25,000 for land, $75,000 for land improvements (parking lots, drainage systems, waste containment systems, etc.) and $1,195,644 for buildings.

          7. To eliminate the historical book value of Safety-Kleen's intangible assets and record the goodwill resulting from the Merger as follows:

Eliminate historical Safety-Kleen intangible assets.........  $(136,479)
Record goodwill arising from the Merger (See Note A)........    674,444
                                                              ---------
          Net goodwill adjustment...........................  $ 537,965
                                                              =========

          8. To write-off the estimated book value of Safety-Kleen's other assets.

          9. Laidlaw Environmental's management estimates that approximately $100 million of costs related to facility closures, severance costs and other direct acquisition costs would be incurred in connection with the Merger; these estimates of costs are not yet based on sufficient factual information so as to be included as pro forma adjustments and are subject to change as additional information becomes available.

          10. To record the additional long-term debt associated with the Merger (see Note B), as follows:

Cash component of acquiring outstanding Safety-Kleen
  shares....................................................  $1,040,393
Cost of Safety-Kleen shares previously acquired.............      13,000
Cost of stock options.......................................      57,445
                                                              ----------
Total long-term debt adjustment.............................  $1,110,838
Less: current portion adjustment............................    (71,914)
                                                              ----------
          Net long-term debt adjustment.....................  $1,038,924
                                                              ==========
                                                              ----------

          11. To record the additional common stock associated with the Merger, as follows:

Eliminate historical Safety-Kleen common stock..............  $ (5,839)
Issuance of additional Laidlaw Environmental common stock
  (Note B)..................................................   155,536
                                                              --------
          Total common stock adjustment.....................  $149,697
                                                              ========

          12. To record the impact on additional paid-in capital associated with the Merger, as follows:

Eliminate historical Safety-Kleen additional paid-in
  capital...................................................  $(194,977)
Issuance of additional Laidlaw Environmental common stock
  (Note B)..................................................    538,059
                                                              ---------
          Total additional historical paid-in capital
            adjustment......................................  $ 343,082
                                                              =========

          13. To eliminate historical Safety-Kleen retained earnings.

          14. To record the incremental change in the Laidlaw Environmental tax liability and benefit which results from the adjustment of certain assets and the recording of certain liabilities utilizing the Federal statutory rate of 35% plus an effective state rate of 5%.

               DESCRIPTION OF LAIDLAW ENVIRONMENTAL CAPITAL STOCK

     The authorized capital stock of Laidlaw Environmental consists of 350,000,000 shares of Laidlaw Environmental Common Stock, par value $1.00 per share, and 1,000,000 shares of Laidlaw Environmental Preferred Stock, par value $1.00 per share (the "Laidlaw Environmental Preferred Stock").

LAIDLAW ENVIRONMENTAL COMMON STOCK

     As of October 14, 1997, there were 180,549,911 shares of Laidlaw Environmental Common Stock issued and outstanding. In connection with the Laidlaw Environmental Offer, Laidlaw Environmental will seek approval from its shareholders to increase the amount of authorized shares of Laidlaw Environmental Common Stock to 750,000,000 shares. The holders of Laidlaw Environmental Common Stock are entitled to one vote per share on all matters requiring stockholder action. The holders of the Laidlaw Environmental Common Stock participate ratably in liquidation, subject to the payment to the holders of any outstanding class of Laidlaw Environmental Preferred Stock of the preferential amounts to which they are entitled.

     Dividends on the Laidlaw Environmental Common Stock may be declared and paid only out of surplus or net profits legally available for the payment of dividends.

LAIDLAW ENVIRONMENTAL PREFERRED STOCK

     Laidlaw Environmental is authorized to issue 1,000,000 shares of Laidlaw Environmental Preferred Stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Laidlaw Environmental Board of Directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by the Laidlaw Environmental Board of Directors in the following respects: (i) the rate of dividend; (ii) the amount per share, if any, which the Laidlaw Environmental Preferred Stock shall be entitled to receive upon redemption, liquidation, distribution or sale of assets, dissolution or winding up of Laidlaw Environmental; (iii) terms and conditions of conversions, if any; and
(iv) terms of sinking fund, redemption or purchase account, if any. As of November 10, 1997, Laidlaw Environmental had no Laidlaw Environmental Preferred Stock outstanding.

                 COMPARISON OF THE RIGHTS OF HOLDERS OF SHARES
                     AND LAIDLAW ENVIRONMENTAL COMMON STOCK

     As a consequence of the exchange of Shares for shares of Laidlaw Environmental Common Stock in the Laidlaw Environmental Offer and the cancellation of Shares as a result of the Merger, shareholders of Safety-Kleen, a company incorporated under the laws of the State of Wisconsin, would become shareholders of Laidlaw Environmental, a Delaware corporation. The rights of Safety-Kleen Shareholders are currently governed by Wisconsin law (including the Wisconsin Statutes), the Safety-Kleen Articles and the Safety-Kleen By-Laws. Upon the exchange of Shares for Laidlaw Environmental Common Stock, the rights of Safety-Kleen Shareholders will be governed by Delaware law (including the DGCL), the Laidlaw Environmental Certificate and the Laidlaw Environmental By-laws.

     The following is a summary of certain similarities and material differences between the rights of holders of Shares and the rights of holders of Laidlaw Environmental Common Stock. The summary discusses certain material aspects of the rights of Safety-Kleen Shareholders under Wisconsin law, the Safety-Kleen Articles, the Safety-Kleen By-Laws and the Rights Agreement as compared with the rights of Laidlaw Environmental stockholders under Delaware law, the Laidlaw Environmental Certificate and the Laidlaw Environmental By-laws but is qualified in its entirety by reference to such laws and instruments, including the aforementioned instruments of Safety-Kleen and Laidlaw Environmental. Complete copies of all such laws and instruments may be obtained in the manner set forth above under the caption "Available Information."

            COMPARISON OF DELAWARE AND WISCONSIN LAW -- SIMILARITIES

     Modern corporation laws have evolved to the point where the laws of most states contain substantially similar provisions regarding major features of corporate existence. Certain relevant similarities between the DGCL and the Wisconsin Statutes are described below:

          Classified Board of Directors; Removal of Directors. Both the DGCL and the Wisconsin Statutes allow the Board of Directors to be divided into two or three classes. Under the DGCL, absent a provision to the contrary in a corporation's certificate of incorporation, directors on a classified board can be removed only for cause. The Wisconsin Statutes allow for the removal of directors on a classified board with or without cause unless the articles of incorporation or by-laws provide that the directors may be removed only for cause.

          Pursuant to the Laidlaw Environmental Certificate, Laidlaw Environmental's Board of Directors is divided into three classes, with each class serving a three-year term. Any director of Laidlaw Environmental may be removed at any time by the stockholders, but only for cause, and only at a meeting of the stockholders called for that purpose by the affirmative vote of the holders of 75% or more of the Shares of Laidlaw Environmental entitled to vote at an election of directors. The Safety-Kleen Articles provide that the Safety-Kleen Board of Directors will be divided into three classes, with each class serving a three-year term. Safety-Kleen directors may be removed only for cause and only by a vote of holders of not less than two-thirds of the issued and outstanding shares of Safety-Kleen.

          Preferred Stock. The DGCL permits the Board of Directors to decrease the number of authorized shares of any series of preferred stock (but not below the number of shares then outstanding). The

     Wisconsin Statutes, however, do not permit a Board of Directors to decrease the number of shares in a series of preferred stock.

          Laidlaw Environmental has one million shares of "blank check" preferred stock authorized, none of which is issued. Safety-Kleen has one million shares of "blank check" preferred stock authorized, none of which (according to Safety-Kleen's public filings) is issued.

          Required Vote for Authorization of Certain Actions. Both the DGCL and the Wisconsin Statutes permit the authorization of a merger, dissolution or disposition of substantially all the assets of corporations by the holders of a majority of the outstanding shares of capital stock entitled to vote. Under the Wisconsin Statutes, this majority shareholder vote also applies to a share exchange.

          Pursuant to the Laidlaw Environmental Certificate, any merger, sale, lease, exchange, transfer or other disposition of assets of Laidlaw Environmental having an aggregate fair market value of $5,000,000, or the issuance of securities of Laidlaw Environmental having an aggregate fair market value of $5,000,000, shall, if such transaction is to be consummated with an "Interested Stockholder," require the affirmative vote of not less than 75% of the outstanding Common Stock of Laidlaw Environmental. For purposes of the Laidlaw Environmental Certificate, an "Interested Stockholder" is a stockholder that owns, or upon consummation of the transaction, will own, in excess of 30% of the voting securities of Laidlaw Environmental, or is an affiliate of Laidlaw Environmental and at any time within two years prior to the date of the transaction was a beneficial owner of not less than 20% of the voting securities of Laidlaw Environmental. Pursuant to the Safety-Kleen Articles, the affirmative vote of not less than two-thirds of all outstanding voting securities of Safety-Kleen is required for any merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property or assets of Safety-Kleen.

          Shareholder Action by Consent. Under the DGCL, unless the certificate of incorporation provides otherwise, any action which may be taken by the stockholders at a meeting may also be taken without a meeting by written consent of the holders of such number of shares as, if present at a meeting, could have so acted by vote. Under the Wisconsin Statutes, shareholders may take action without a meeting by unanimous written consent, or, if a Wisconsin corporation so elects in its articles of incorporation, by less than unanimous written consent.

          The Laidlaw Environmental By-Laws specifically deny stockholders the right to take action without a meeting by written consent. The Safety-Kleen Articles do not permit action by written consent of the shareholders with less than unanimous written consent, and accordingly action by written consent of the shareholders of Safety-Kleen would require unanimous consent.

          Interested Director Transactions. Under both the DGCL and the Wisconsin Statutes, contracts or transactions in which one or more of the corporation's directors has an interest are not void or voidable solely because of such interest or because such director was present at the directors' or shareholders' meeting where such contract or transaction was approved, if certain conditions are met. Under the laws of both Wisconsin and Delaware, if the director's interest is fully disclosed and a vote is taken in good faith, such contracts or transactions may be approved by a majority vote of the shareholders (excluding under the Wisconsin Statutes shares held by the interested director or entities controlled by the interested director) or of the disinterested directors. If the contracts or transactions are shown to be fair and reasonable as to the corporation at the time that they are authorized, approved or ratified by the board of directors, then separate shareholder or disinterested director approval is not required.

          Under the DGCL, a quorum for a separate determination by the board is a majority of the total number of directors, with the interested director counted for purposes of determining whether a quorum exists. Under Wisconsin Statutes, a quorum is deemed to exist if a majority of directors who have no interest in the transaction vote to authorize it; no separate quorum determination is made. Finally, under Wisconsin Statutes shares owned by or voted under control of an interested director or an entity in which the interested director has a material financial interest or of which he or she is a general partner may not be "counted" for purposes of a shareholder vote respecting the transaction in which the director has an interest.

          Indemnification of Directors and Officers. Under the DGCL, indemnification provisions are strictly elective. The Wisconsin Statutes provides for mandatory indemnification of a director or officer against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding (whether brought in the name of the corporation or by a third party) and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the corporation and such breach or failure constituted (a) a willful failure by the director or officer to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Statutes specifically state that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent otherwise required or permitted under the Wisconsin Statutes as described above. The Wisconsin Statutes also do not limit indemnification of expenses in connection with a claim by or on behalf of the corporation as is mandated by the DGCL.

          The DGCL permits a corporation to adopt a provision in its certificate of incorporation that limits the monetary liability of the corporation's directors to the corporation or its stockholders for a breach of the director's fiduciary duty of care. The Laidlaw Environmental Certificate contains such a provision. Under the DGCL, a corporation may not limit a director's monetary liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) an act or omission not in good faith or involving intentional misconduct or knowing violation of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) any transaction in which the director received an improper personal benefit.

          Unlike the DGCL, the Wisconsin Statutes automatically limit the liability of directors of Wisconsin corporations statutorily, without requiring a provision in a corporation's articles of incorporation. Under the Wisconsin Statutes, the personal liability of a director to the corporation and its shareholders is eliminated, except where (a) the liability is based on a breach of the director's duty (whether duty of care or duty of loyalty) to the corporation and its shareholders and (b) such breach constitutes (i) the director's willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director had a material conflict of interest; (ii) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director derived an improper personal profit; or (iv) willful misconduct. The DGCL does not specifically define the type of conduct that constitutes a breach of a director's "duty of loyalty," while clauses (i) and (iii) above define the specific types of behavior under the Wisconsin Statutes that constitute a breach of a director's duty of loyalty that would preclude elimination of personal liability. Because of the vagaries of the DGCL in this regard, it is possible that a broad interpretation of a breach of a director's duty of loyalty under the DGCL could result in the imposition of personal liability on a director under the DGCL when such conduct would be shielded from liability under the Wisconsin Statutes. A director may also be found personally liable to a corporation for the amount of a distribution made in violation of the Wisconsin Statutes if the director's vote constitutes conduct described in the preceding sentence.

          Both the Safety-Kleen By-Laws and the Laidlaw Environmental By-Laws provide for indemnification to the fullest extent permitted by law.

            COMPARISON OF DELAWARE AND WISCONSIN LAW -- DIFFERENCES

     Although it is impractical to note all of the differences between the corporation laws of Delaware and Wisconsin, the following is a summary of the significant differences between the DGCL and the Wisconsin Statutes as applicable to the Laidlaw Environmental Offer and the Merger:

          Corporate Franchise Taxes. Under Delaware law, corporations are assessed a franchise tax based upon the "assumed par value" of their outstanding shares or total shares issued, whichever is less. Wisconsin has no comparable tax for domestic corporations.

          Special Meetings of Shareholders. Under Delaware law, a special meeting of stockholders may be called only by the Board of Directors. Under Wisconsin law, a special meeting of shareholders must also be called by the Board of Directors pursuant to a written demand of the holders of not less than one-tenth of the votes entitled to be cast at such meeting or by such other person as may be designated in the articles or by-laws.

          The Laidlaw Environmental Certificate provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, the President of Laidlaw Environmental or the Chairman of the Executive Committee of the Board of Directors of Laidlaw Environmental. The Safety-Kleen By-Laws provide that special meetings of the shareholders may be called by the Chairman of the Board of Directors, the Board of Directors, or the President of Safety-Kleen at the request of holders of at least 10% of all votes entitled to be cast at a meeting of the shareholders, if such shareholders meet certain notice requirements in requesting a meeting.

          Inspection of Corporate Records. The DGCL permits any stockholder of record to inspect the corporate records of a corporation upon a good faith showing of a proper purpose, and the stockholder list must be made available for inspection at least 10 days before a stockholders' meeting and may be inspected by any stockholder. By contrast, under the Wisconsin Statutes, in order to inspect and copy the corporate records of a corporation, including the shareholder list, a shareholder must be a shareholder of record who either has been a shareholder of record of the corporation for at least 6 months before making a demand or holds at least 5% of the outstanding shares of the corporation. Under the Wisconsin Statutes, a shareholder's demand must also be made for a proper purpose. In addition, under the Wisconsin Statutes, all shareholders may inspect the shareholder list for a meeting beginning two business days after the notice of a meeting of shareholders is given and ending at the conclusion of the meeting. Further, under the Wisconsin Statutes, a shareholder who has delivered a notice and resolution pursuant to Section 180.1150(4) of the Wisconsin Statutes is entitled to inspect and copy the record of shareholders.

          Dividends. Under the DGCL, a corporation may pay dividends and repurchase stock out of surplus and any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year provided that no payment may reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets. Under the Wisconsin Statutes, the board of directors may authorize and the corporation may make distributions to its shareholders unless after such distribution the corporation would not be able to pay its debts as they become due or its total assets after the distribution would be less than the sum of its total liabilities plus, unless the articles of incorporation provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

          Dissenters' Rights. Under both Delaware and Wisconsin law, a shareholder is entitled to receive payment of the fair value of the shareholder's common stock if the shareholder dissents from a proposed merger or consolidation. Under the DGCL, dissenters' rights are not available in the case of a sale of all or substantially all of the assets of a corporation. Dissenters' rights also are not available for stockholders of the surviving corporation if the merger did not require the approval of the stockholders of the surviving corporation or if the shares of the Delaware corporation that is party to a merger or consolidation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or are held of record by not less than 2,000 persons and in the merger or consolidation stockholders receive shares of stock of the corporation surviving or resulting from the merger or consolidation and/or shares of stock of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 persons and/or cash in lieu of fractional shares of the foregoing or any combination of the foregoing.

          In addition to being applicable in the case of a merger, under the Wisconsin Statutes, dissenters' rights are available in the case of a share exchange or sale of all or substantially all of the assets of a Wisconsin corporation. Dissenters' rights may also be made applicable by affirmative provision in the articles of incorporation, by-laws or a board of directors' resolution in the case of certain amendments to the articles of incorporation or other actions requiring a shareholder vote. Under the Wisconsin Statutes, holders of record and beneficial owners of the Shares may be entitled to dissenters' rights to object to the Merger and demand payment of the "fair value" of their Shares in cash, if they properly exercise such rights in connection with the consummation of the Merger in accordance with the provisions of the Wisconsin Statutes. Such dissenters' rights will not be available if the Shares are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. automated quotations system on the record date fixed to determine the shareholders of Safety-Kleen entitled to notice of a shareholders' meeting at which shareholders are to vote on the Merger, unless the Merger would be a "business combination" as defined in Section 180.1130(3) of the Wisconsin Statutes. The Merger would not be a "business combination" if, among other things, Safety-Kleen is not a "resident domestic corporation." "Fair Value" of the Shares would be determined immediately before the consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable; provided, however, that if the Merger is a business combination, "fair value" will be determined pursuant to Section 180.1130(9)(a) of the Wisconsin Statutes with reference to the public market price of the Shares if available or, if not available, by a good faith determination of Safety-Kleen's Board of Directors. The "fair value" as so determined, could be equal to, more or less than the value per Share to be paid pursuant to the Laidlaw Environmental Offer and the Merger.

          The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise their dissenters' rights in connection with the Merger. The preservation and exercise of dissenters' rights are conditioned on strict adherence to the applicable provisions of the Wisconsin Statutes.

          Director and Officer Discretion.  Under the provisions of Section
     180.0827 of the Wisconsin Statutes (the "Wisconsin Stakeholder Provisions"), in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent. Under Delaware law, the consideration that a board may give to nonstockholder constituencies is less clear. Under Delaware judicial doctrine, a director may generally consider the effect of a proposed action on nonstockholder constituencies when these interests are not adverse to the interests of stockholders.

          Anti-Takeover Statutes. DGCL Section 203 (the "Delaware Business Combination Statute") applies to certain business combinations involving a corporation and certain of its stockholders. Unless the corporation's certificate of incorporation expressly provides that Section 203 of the DGCL shall not apply, the Delaware Business Combination Statute prevents an "Interested Stockholder" (defined generally as a person with 15% or more of the corporation's outstanding voting stock) from engaging in a "Business Combination" (defined to include a variety of transactions, including a sale of assets, merger and almost any related party transaction) with a Delaware corporation for three years following the date such person became an Interested Stockholder, unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock ownership plans); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Delaware Business Combination Statute currently applies to Laidlaw Environmental.

          Sections 180.1140 to 180.1144 of the Wisconsin Statutes (the "Wisconsin Business Combination Statute") regulate a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the company or 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount. Unlike the prohibition on business combinations in the Delaware Business Combination Statute, which is inapplicable if the interested stockholder acquires at least 85% of the outstanding voting stock at the time of becoming an interested stockholder or if during the three-year period of the prohibition the board of directors and holders of two-thirds of the unaffiliated shares approve the business combination, the Wisconsin Business Combination Statute's prohibition on business combinations applies for three years after the acquisition of at least 10% of the outstanding shares without regard to the percentage of shares owned by the interested stockholder and cannot be avoided by subsequent action of the board of directors or shareholders.

          Sections 180.1130 to 180.1132 of the Wisconsin Statutes provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a resident domestic corporation are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of a corporation or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Such business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination; (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or
     (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled; and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

          Under Section 180.1150 (the "Wisconsin Control Share Statute") of the Wisconsin Statutes, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a "resident domestic corporation" held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares, unless the articles of incorporation otherwise provide. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. A Safety-Kleen Shareholder meeting to consider the Voting Rights Proposal was held on January 9, 1998. At the meeting, holders representing approximately 70% of the outstanding Shares voted in person or by proxy, and approximately 90% of the shares so represented were voted in favor of the Voting Rights Proposal.

          Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the Wisconsin Statutes provides that in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation the approval of the holders of a majority of the shares entitled to vote is required before such a corporation can take certain action while a takeover offer is being made or after the takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares; or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless in the case of this clause (ii) the corporation has at least three independent directors and a majority of the independent directors vote to opt out of this provision. The DGCL does not have a similar provision.

          Statutory Shareholder Liability. Wisconsin law provides that shareholders of Wisconsin domestic corporations and foreign corporations registered to do business in Wisconsin are personally liable, up to the value of the consideration paid to the corporation for their shares, for certain debts owed to employees for services performed. While the Wisconsin Statutes specify that such liability is limited to the par value of the shares, this has been interpreted by at least one Wisconsin trial court to mean the consideration paid to a corporation for shares. This decision was affirmed by a split decision of the Wisconsin Supreme Court with one justice abstaining. As a result, the affirmance is without precedential effect. Delaware has no comparable provision.

          "Going Private" Transactions. The securities regulations of the State of Wisconsin (Wisconsin Administrative Code Section DFI -- Sec. 6.05) contain provisions that under certain circumstances may require a filing in connection with the fairness of certain "going private" transactions. Laidlaw Environmental believes such provisions are not applicable to the Laidlaw Environmental Offer or the Merger.

OTHER COMPARISONS

     Preemptive Rights. No shareholder of Safety-Kleen or Laidlaw Environmental has preemptive rights with regard to shares of common or preferred stock.

     Shareholder Rights Plan. As described above in "The Laidlaw Environmental Offer -- Conditions of the Laidlaw Environmental Offer -- Rights Agreement," Safety-Kleen has entered into the Rights Agreement pursuant to which Shares in issue on or after November 9, 1988 entitle the holder thereof to one Right, subject to certain exceptions.

     Laidlaw Environmental is a party to a similar agreement which is triggered by a tender offer for or acquisition of 15% or more of the issued and outstanding Laidlaw Environmental Common Stock.

                                 MARKET PRICES

     The Laidlaw Environmental Common Stock is listed and principally traded on the NYSE. The Shares are listed and traded on the NYSE. The following table sets forth the range of high and low sales prices as reported on the NYSE Composite Tape.

                                                         LAIDLAW
                                                      ENVIRONMENTAL          SAFETY-KLEEN
                                                    ------------------    ------------------
                                                       PRICE RANGE           PRICE RANGE
                                                    ------------------    ------------------
                                                     HIGH        LOW       HIGH        LOW
                                                    -------    -------    -------    -------
1995
First Quarter.....................................    5 1/2      4         17 7/8     14 1/2
Second Quarter....................................    5          4 1/8     18 1/8     15
Third Quarter.....................................    5 1/4      4 1/4     18         12 7/8
Fourth Quarter....................................    4 1/2      2 3/4     15 3/4     13 3/4
1996
First Quarter.....................................    3 1/8      2         15 7/8     13 3/8
Second Quarter....................................    4 1/2      2 1/4     17 1/2     14 1/2
Third Quarter.....................................    4 1/2      2 5/8     18 5/8     15 1/8
Fourth Quarter....................................    2 7/8      1 5/8     17 1/4     14 3/4
1997
First Quarter.....................................    3 3/8      1 3/4     18 3/8     14 1/2
Second Quarter....................................    3 1/4      2 5/8     17 11/16   14 1/8
Third Quarter.....................................    5 15/16    2 7/8     26         16
Fourth Quarter....................................    5 3/4      4 1/8     29         18 1/8

     On November 3, 1997, the last trading day prior to the public announcement of Laidlaw Environmental's offer to acquire Safety-Kleen, the closing sales price per Share was $21.9375, and the closing sales price per share of Laidlaw Environmental Common Stock was $4.9375. On January 22, 1998, the closing price per Share was $26.9375, and the closing price per share of Laidlaw Environmental Common Stock was $4.6250. Past price performance is not necessarily indicative of likely future price performance. Holders of Shares are urged to obtain current market quotations for shares of Laidlaw Environmental Common Stock.

     Laidlaw Environmental has not paid cash dividends during the past two fiscal years and does not presently anticipate paying any cash dividends in the future. Laidlaw Environmental's existing credit facility precludes the payment of cash dividends. The Bank Credit Facility also contains negative, affirmative and financial covenants customarily found in credit agreements for financings similar to the financing provided under the Bank Credit Facility, including covenants limiting annual capital expenditures, restricting debt, guaranties, liens, mergers and consolidations, sales of assets and payment of dividends. Laidlaw Environmental was in compliance with its covenants at August 31, 1997.

     According to the Safety-Kleen 1996 Form 10-K, there were, as of December 28, 1996, 8,042 holders of record of Shares. As of October 7, 1997, there were 6,234 holders of record of shares of Laidlaw Environmental Common Stock.

     According to the Safety-Kleen Form 8-K filed November 10, 1988, the Rights are listed on the NYSE, but are currently attached to all outstanding Shares and may not be traded separately. Upon the occurrence of the Safety-Kleen Distribution Date, the Rights are to trade separately from the Shares.

                 VALIDITY OF LAIDLAW ENVIRONMENTAL COMMON STOCK

     The validity of the shares of Laidlaw Environmental Common Stock offered hereby will be passed upon for Laidlaw Environmental by Katten Muchin & Zavis, 525 West Monroe Street, Chicago, Illinois 60661.

                                    EXPERTS

     The consolidated balance sheets as of August 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1997, of Laidlaw Environmental incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated balance sheets as of September 30, 1996 and 1995 and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended September 30, 1996, of Rollins included in this Prospectus and the Registration Statement have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                                                      SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF LAIDLAW ENVIRONMENTAL

     Directors and Executive Officers of Laidlaw Environmental. The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Laidlaw Environmental are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Laidlaw Environmental. Unless otherwise indicated, each director and executive officer listed below is a citizen of the United States.

                                                  PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
NAME AND BUSINESS ADDRESS              AGE      LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
-------------------------              ---      --------------------------------------------------
Kenneth W. Winger....................  59    President, Chief Executive Officer and Director of
  President, Chief Executive Officer         Laidlaw Environmental since May 15, 1997; President,
  and Director of Laidlaw                    Chief Operating Officer and sole director of Laidlaw
  Environmental since May 1997               Environmental Services (US), Inc. from July 1995 until
  Laidlaw Environmental Services,            May 1997; Executive Vice President for Business
  Inc.                                       Development of Laidlaw Waste Systems, Ltd. from January
  1301 Gervais Street, Suite 300             1995 until July 1995; from May 1991 until December 1994,
  Columbia, S.C. 29201                       Senior Vice President for Corporate Development of
                                             Laidlaw Inc. Mr. Winger also is a director of ViroGroup,
                                             Inc. Non- U.S. citizen.
James R. Bullock.....................  53    President and Chief Executive Officer of Laidlaw Inc.
  Director of Laidlaw Environmental          since October 1993; for more than a year prior thereto,
  and Chairman of the Board since May        President and Chief Executive Officer of Cadillac
  1997                                       Fairview Corporation Limited. Mr. Bullock also is a
  Laidlaw Inc.                               director of Laidlaw Inc. Non-U.S. citizen.
  3221 North Service Road
  Burlington, Ontario L7R 3Y8
John R. Grainger.....................  48    Executive Vice President and Chief Operating Officer of
  Director of Laidlaw Environmental          Laidlaw Inc. since September 1997; President and Chief
  since May 1997                             Operating Officer of Laidlaw Transit, Inc. since May
  Laidlaw Inc.                               1992. Mr. Grainger currently serves as Chairman of the
  3221 North Service Road                    Human Resources and Compensation Committee. Non-U.S.
  Burlington, Ontario L7R 3Y8                citizen.
Leslie W. Haworth....................  54    Senior Vice President and Chief Financial Officer of
  Director of Laidlaw Environmental          Laidlaw Inc. for more than five years. Mr. Haworth
  since May 1997                             currently serves as Chairman of the Audit Committee.
  Laidlaw Inc.                               Non-U.S. citizen.
  3221 North Service Road
  Burlington, Ontario L7R 3Y8
John W. Rollins, Sr..................  81    Chairman of the Board and Chief Executive Officer of
  Director of Rollins Environmental          Rollins Truck Leasing Corp. for more than five years.
  Services, Inc. since 1982                  Mr. Rollins was Chairman of the Board and Chief
  Rollins Truck Leasing Corp.                Executive Officer of Rollins Environmental Services,
  2200 Concord Pike                          Inc. from 1988 until May 15, 1997. Mr. Rollins also is a
  One Rollins Plaza                          director of Matlack Systems, Inc., Rollins, Inc., RPC,
  Wilmington, DE 19803                       Inc. and Dover Downs Entertainment, Inc. Mr. Rollins is
                                             the father of John W. Rollins, Jr.

                                                  PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
NAME AND BUSINESS ADDRESS              AGE      LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
-------------------------              ---      --------------------------------------------------
John W. Rollins, Jr..................  55    President and Chief Operating Officer and a director of
  Director of Rollins Environmental          Rollins Truck Leasing Corp. for more than five years;
  Services, Inc. since 1982                  Chairman of the Board of Matlack Systems, Inc. for more
  Rollins Truck Leasing Corp.                than five years. Mr. Rollins was Senior Vice Chairman of
  2200 Concord Pike                          the Board of Rollins Environmental Services, Inc. from
  One Rollins Plaza                          1988 until May 15, 1997. Mr. Rollins also is a director
  Wilmington, DE 19803                       of Dover Downs Entertainment, Inc. Mr. Rollins is a
                                             member of the Human Resources and Compensation
                                             Committee. Mr. Rollins is the son of John W. Rollins,
                                             Sr.
David E. Thomas, Jr..................  40    Senior Managing Director and the Head of the Investment
  Director of Laidlaw Environmental          Banking Group of Raymond James since July 1996; from
  since June 1997                            1991 until July 1996, Managing Director of Raymond
  Raymond James & Associates, Inc.           James. Mr. Thomas also is a director of Reynolds, Smith
  880 Carillon Parkway                       and Hills, Inc. Mr. Thomas is a member of the Human
  St. Petersburg, FL 33716                   Resources and Compensation Committee.
Henry B. Tippie......................  71    For more than five years, Chairman of the Board and
  Director of Rollins Environmental          President of Tippie Services; for more than five years,
  Services, Inc. since 1982                  Chairman of the Executive Committee and Vice Chairman of
  Tippie Service, Inc.                       the Board of Rollins Truck Leasing Corp. Mr. Tippie was
  3420 Executive Center Drive, NW            Chairman of the Executive Committee of Rollins
  Suite 163                                  Environmental Services, Inc. from 1988 until May 15,
  Austin, TX 78731                           1997. Mr. Tippie also is a director of Matlack Systems,
                                             Inc., Dover Downs Entertainment, Inc., RPC, Inc. and
                                             Rollins Inc. Mr. Tippie is a member of the Audit
                                             Committee.
James L. Wareham.....................  58    President of AK Steel Corporation since March 1997; from
  Director of Laidlaw Environmental          1992 until 1996, Chief Executive Officer of
  since June 1997                            Wheeling-Pittsburgh Steel Corporation. Mr. Wareham is a
  AK Steel Corporation                       member of the Audit Committee.
  703 Curtis Street
  Middleton, OH 45043
Grover C. Wrenn......................  55    Chairman and Chief Executive Officer of Better Health
  Director of Laidlaw Environmental          Network, Inc. since June 1996; Chief Executive Officer
  since July 1997                            of EnSys Environmental Products, Inc. from April 1995
  4 Wolfe Street                             through December 1996; and President and Chief Executive
  Alexandria, VA 22314                       Officer of Applied Bioscience International from 1991
                                             through March 1995. Mr. Wrenn also is a director of
                                             Strategic Diagnostics, Inc. and Pharmakinetics Labora-
                                             tories, Inc.
Michael J. Bragagnolo................  51    Executive Vice President and Chief Operating Officer of
  Executive Vice President and Chief         Laidlaw Environmental Services, Inc. since May 15, 1997;
  Operating Officer of Laidlaw               Executive Vice President and Chief Operating Officer of
  Environmental since May 1997               Laidlaw Environmental Services (US), Inc. from January
  Laidlaw Environmental Services,            1997 until May 1997; Executive Vice President of United
  Inc.                                       States Operations of Laidlaw Waste Systems, Inc. from
  1301 Gervais Street, Suite 300             September 1993 until January 1997; Vice President of
  Columbia, SC 29201                         Strategic Analysis and Planning of Laidlaw Waste
                                             Systems, Inc. from December 1991 until September 1993.
                                             Non- U.S. citizen.

                                                  PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
NAME AND BUSINESS ADDRESS              AGE      LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
-------------------------              ---      --------------------------------------------------
Henry H. Taylor......................  53    Vice President, General Counsel and Secretary of Laidlaw
  Vice President, General Counsel and        Environmental Services, Inc. since May 15, 1997; Vice
  Secretary of Laidlaw Environmental         President of Legal and Regulatory Affairs and Secretary
  since May 1997.                            of Laidlaw Environmental Services (US), Inc. September
  Laidlaw Environmental Services,            1995 until May 1997; Vice President of Legal Affairs of
  Inc.                                       Laidlaw Environmental Services (US), Inc. May 1990 until
  1301 Gervais Street, Suite 300             January 1995.
  Columbia, SC 29201
Paul R. Humphreys....................  38    Senior Vice President of Finance and Chief Financial
  Senior Vice President, Finance and         Officer of Laidlaw Environmental Services, Inc. since
  Chief Financial Officer of Laidlaw         May 15, 1997; Vice President of Finance for Laidlaw
  Environmental since May 1997               Environmental Services (US), Inc. January 1995 until May
  Laidlaw Environmental Services,            1997; Manager of Finance for Laidlaw Inc. from 1988
  Inc.                                       until January 1995. Non-U.S. citizen.
  1301 Gervais Street, Suite 300
  Columbia, SC 29201

                                                                      SCHEDULE B

                OWNERSHIP OF SHARES BY CERTAIN BENEFICIAL OWNERS
                          AND SAFETY-KLEEN MANAGEMENT

     The following table and notes thereto, which, other than information regarding Laidlaw Environmental, are reproduced from the Safety-Kleen Proxy Statement for the Special Meeting of Shareholders to be held February 11, 1998, set forth certain information with respect to beneficial ownership of Shares as of December 19, 1997 by (a) all directors of Safety-Kleen, (b) the named directors and officers of Safety-Kleen, including the executive officers of subsidiaries of Safety-Kleen and (c) all directors and executive officers of Safety-Kleen as a group.

                                                                                      PERCENTAGE OF
                                                            NUMBER OF SHARES           OUTSTANDING
                          NAME                            BENEFICIALLY OWNED(1)      COMMON STOCK(2)
                          ----                            ---------------------     ------------------
Donald W. Brinckman.....................................          907,100(3)               1.53%
Hyman K. Bielsky........................................           57,858(4)                  *
Roy D. Bullinger........................................           64,295(5)                  *
Robert J. Burian........................................          125,036(6)                  *
Andrew A. Campbell......................................               --                     *
Michael H. Carney.......................................          137,244(7)                  *
Joseph Chalhoub.........................................          352,146(8)                  *
David A. Dattilo........................................          121,435(9)                  *
Lawrence Davenport......................................            8,158(10)                 *
Richard T. Farmer.......................................           43,390(11)                 *
Scott E. Fore...........................................           42,260(12)                 *
Russell A. Gwillim......................................          198,493(13)                 *
F. Henry Habicht II.....................................           47,118(14)                 *
Edgar D. Jannotta.......................................           67,500(11)                 *
John G. Johnson, Jr.....................................           99,179(15)                 *
Scott D. Krill..........................................            4,362(16)                 *
Karl G. Otzen...........................................        1,481,093(17)              2.53%
Clark J. Rose...........................................           79,914(18)                 *
Laurence M. Rudnick.....................................           45,590(19)                 *
Paul D. Schrage.........................................           31,180(11)                 *
C. James Schulz.........................................           17,300(20)                 *
Marcia E. Williams......................................           12,250(21)                 *
Robert W. Willmschen....................................          148,755(22)                 *
W. Gordon Wood..........................................           71,317(11)                 *
All Directors and Officers as a Group (24 persons)......        4,212,953(23)              6.99%

---------------
  *  Denotes less than one percent of shares outstanding.

 (1) Under regulations of the Securities and Exchange Commission, persons who own or have the power to vote or dispose of shares, either alone or jointly with others, are deemed to be the beneficial owners of such shares. Such persons are also deemed to be the beneficial owners of shares beneficially owned by certain close family members.

 (2) Shares subject to options exercisable within 60 days of December 19, 1997 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

 (3) Includes 73 shares owned by his wife, 537,492 shares subject to options exercisable within 60 days of December 19, 1997 and 1,260 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

 (4) Includes 53,487 shares subject to options exercisable within 60 days of December 19, 1997 and 1,686 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

 (5) Includes 53,537 shares subject to options exercisable within 60 days of December 19, 1997.

 (6) Includes 121,175 shares subject to options exercisable within 60 days of December 19, 1997.

 (7) Includes 90,775 shares subject to options exercisable within 60 days of December 19, 1997.

 (8) Includes 275,000 shares owned by Breslube Industries, Ltd. of which 100% is owned by Mr. Chalhoub. Also included are 59 shares owned by his wife, 75 shares owned by his son and 77,012 shares subject to options exercisable within 60 days of December 19, 1997.

 (9) Includes 90,090 shares subject to options exercisable within 60 days of December 19, 1997.

(10) Includes 8,137 shares subject to options exercisable within 60 days of December 19, 1997 and 21 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(11) Includes 30,000 shares subject to options exercisable within 60 days of December 19, 1997.

(12) Includes 89,999 shares subject to options exercisable within 60 days of December 19, 1997 and 332 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(13) Includes 30,223 shares owned by his wife and 30,000 shares subject to options exercisable within 60 days of December 19, 1997. Mr. Gwillim is also a co-trustee for 45,827 shares held in an irrevocable trust for which he has no beneficial ownership; such shares are not included in the table.

(14) Includes 44,500 shares subject to options exercisable within 60 days of December 19, 1997 and 218 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(15) Includes 700 shares owned by his wife, 85,375 shares subject to options exercisable within 60 days of December 19, 1997 and 532 shares held in the Company's 401(k) plan as to which he does not have voting control. Mr. Johnson resigned from the Company on August 8, 1997.

(16) Includes 3,974 shares subject to options exercisable within 60 days of December 19, 1997 and 288 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.

(17) Karl G. Otzen and Lucy T. Otzen (the "Otzens") are husband and wife. For purposes of this table, each is deemed to own shares owned by the other. In December 1992, the Otzens caused 683,760 of the shares to be contributed to Circle L Limited Partnership. The general partner which controls the Partnership is a corporation in which Karl G. Otzen, Lucy T. Otzen, Joan Emery Lammers and her husband (the "Lammers") each own 25% of the voting stock and each occupies one of the four positions on the Board of Directors. Because the Otzens and Lammers share voting power over all of the shares held by the Partnership, each of them may be deemed to "own" all shares in the Partnership under the criteria governing this table. The shares shown opposite Karl Otzen's name also include 757,721 shares owned by trusts of which the Otzens are co-trustees, 9,100 shares owned by a trust of which The Northern Trust Company is trustee and 30,000 shares subject to options exercisable by Karl G. Otzen within 60 days of December 19, 1997.

(18) Includes 68,157 shares subject to options exercisable within 60 days of December 19, 1997.

(19) Includes 43,849 shares subject to options exercisable within 60 days of December 19, 1997.

(20) Includes 15,375 shares subject to options exercisable within 60 days of December 19, 1997.

(21) Includes 11,250 shares subject to options exercisable within 60 days of December 19, 1997.

(22) Includes 99,826 shares subject to options exercisable within 60 days of December 19, 1997.

(23) Includes 1,674,010 shares subject to options exercisable within 60 days of November 18, 1997 and 4,337 shares held in Safety-Kleen's 401(k) plan as to which they do not have voting control.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF ROLLINS ENVIRONMENTAL
  SERVICES, INC.
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheet as of September 30, 1996 and
     1995...................................................   F-3
  Consolidated Statement of Operations for the Years Ended
     September 30, 1996, 1995 and 1994......................   F-4
  Consolidated Statement of Cash Flows for the Years Ended
     September 30, 1996, 1995 and 1994......................   F-5
  Notes to the Consolidated Financial Statements............   F-6
  Consolidated Balance Sheet as of March 31, 1997 and
     September 30, 1996 (unaudited).........................  F-16
  Consolidated Statement of Operations for the Quarter Ended
     March 31, 1997 and 1996 (unaudited) and for the Six
     Months Ended March 31, 1997 and 1996 (unaudited).......  F-17
  Consolidated Statement of Cash Flows for the Six Months
     Ended March 31, 1997 and 1996 (unaudited)..............  F-18
  Notes to Consolidated Financial Statements (unaudited)....  F-19

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Rollins Environmental Services, Inc.

     We have audited the consolidated financial statements of Rollins Environmental Services, Inc. and subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rollins Environmental Services, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in the Notes to the Consolidated Financial Statements, in fiscal year 1994, the Company changed its method of accounting for income taxes.

                                          KPMG Peat Marwick LLP

Wilmington, Delaware
November 8, 1996, except for the last paragraph under the footnote "Indebtedness", which is as of November 27, 1996

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                     ASSETS
Current Assets
  Cash and cash equivalents (includes short-term investments
     of 1996 -- $18,166; 1995 -- $32,108)...................  $ 27,231   $ 38,691
  Accounts receivable, net of allowance for doubtful
     accounts: 1996 -- $648; 1995 -- $681...................    42,302     42,774
  Deferred income taxes.....................................     5,616      4,948
  Income taxes recoverable..................................     7,059     10,637
  Other current assets......................................    11,356     12,122
                                                              --------   --------
          Total Current Assets..............................    93,564    109,172
Property and Equipment, net.................................   272,811    298,673
Excess of Cost Over Net Assets of Businesses Acquired.......     9,331     10,054
Other Assets................................................     9,261     11,585
                                                              --------   --------
          Total Assets......................................  $384,967   $429,484
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................  $ 21,369   $ 23,705
  Accrued liabilities.......................................    34,432     29,283
  Accrued remediation and other costs.......................     1,970      3,723
  Current maturities of long-term debt......................     1,728      1,689
                                                              --------   --------
          Total Current Liabilities.........................    59,499     58,400
Long-term Debt..............................................   132,453    134,181
Accrued Remediation and Other Costs.........................     9,829     11,959
Other Liabilities...........................................     7,396     10,456
Deferred Income Taxes.......................................    21,307     29,819
Commitments and Contingent Liabilities (see notes to the
  Consolidated Financial Statements)
Shareholders' Equity
  Preferred stock, $1 par value
     Shares outstanding: None
  Common stock, $1 par value
     Shares outstanding: 1996 and 1995 -- 60,375,811........    60,376     60,376
  Additional paid-in capital................................     4,650      4,650
  Retained earnings.........................................    89,457    119,643
                                                              --------   --------
          Total Shareholders' Equity........................   154,483    184,669
                                                              --------   --------
          Total Liabilities and Shareholders' Equity........  $384,967   $429,484
                                                              ========   ========

The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
Revenues....................................................  $241,130   $217,367   $181,468
Expenses:
  Operating.................................................   209,855    181,766    134,053
  Special charge............................................        --         --     14,500
  Depreciation..............................................    33,502     26,710     22,760
  Selling and administrative................................    34,830     32,563     26,649
  Interest..................................................     8,854      4,983        382
                                                              --------   --------   --------
                                                               287,041    246,022    198,344
                                                              --------   --------   --------
Loss Before Income Tax Benefits and Cumulative Effect of
  Change in Accounting Principle............................   (45,911)   (28,655)   (16,876)
Income tax benefits.........................................   (15,725)   (10,363)    (6,399)
                                                              --------   --------   --------
Loss Before Cumulative Effect of Change in Accounting
  Principle.................................................   (30,186)   (18,292)   (10,477)
Cumulative effect (to September 30, 1993) of adoption of
  SFAS No. 109..............................................        --         --        543
                                                              --------   --------   --------
Net Loss....................................................  $(30,186)  $(18,292)  $ (9,934)
                                                              ========   ========   ========
Loss per Share:
  Loss before cumulative effect of change in accounting
     principle..............................................  $   (.50)  $   (.30)  $   (.17)
  Cumulative effect of adoption of SFAS No. 109.............        --         --        .01
                                                              --------   --------   --------
Loss Per Share..............................................  $   (.50)  $   (.30)  $   (.16)
                                                              ========   ========   ========
Average common shares and equivalents outstanding (000).....    60,401     60,400     60,377

The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
Cash Flows From Operating Activities:
Net loss....................................................  $(30,186)  $(18,292)  $ (9,934)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities, net of acquisitions:
  Special charge............................................        --         --     14,500
  Expenditures charged to accrued remediation and other
     costs..................................................    (3,883)    (3,937)    (2,874)
  Depreciation and amortization.............................    34,253     26,839     22,760
  Changes in assets and liabilities:
     Current and deferred income taxes......................    (5,602)    (6,828)    (6,468)
     Accounts receivable....................................       472       (774)     2,636
     Accounts payable and accrued liabilities...............     2,813     15,668      5,643
     Other, net.............................................      (269)     1,116       (477)
                                                              --------   --------   --------
     Net cash (used in) provided by operating activities....    (2,402)    13,792     25,786
                                                              --------   --------   --------
Cash Flows From Investing Activities:
  Acquisition of businesses, net of cash acquired...........        --     (9,588)        --
  Purchase of property and equipment........................    (7,832)   (20,051)   (18,002)
  Proceeds from sales of equipment..........................       463        428         75
                                                              --------   --------   --------
     Net cash used in investing activities..................    (7,369)   (29,211)   (17,927)
                                                              --------   --------   --------
Cash Flows From Financing Activities:
  Repayment of long-term debt...............................    (1,689)      (662)      (662)
  Exercise of stock options.................................        --         --         88
                                                              --------   --------   --------
     Net cash used in financing activities..................    (1,689)      (662)      (574)
                                                              --------   --------   --------
Cash And Cash Equivalents:
Net (decrease) increase in cash and cash equivalents........   (11,460)   (16,081)     7,285
  Beginning of period.......................................    38,691     54,772     47,487
                                                              --------   --------   --------
  End of period.............................................  $ 27,231   $ 38,691   $ 54,772
                                                              ========   ========   ========
Supplemental Information:
  Interest paid.............................................  $  9,254   $  4,219   $    549
  Income taxes recovered....................................  $(10,123)  $ (3,640)  $   (472)
                                                              ========   ========   ========
Noncash Investing and Financing Activities:
  Acquisition of businesses
     Fair value of assets acquired..........................  $     --   $169,572   $     --
     Cash paid..............................................        --      9,599         --
                                                              --------   --------   --------
          Liabilities assumed and incurred..................  $     --   $159,973   $     --
                                                              ========   ========   ========

The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ORGANIZATION AND ACCOUNTING POLICIES

     Organization. Rollins Environmental Services, Inc. consists solely of industrial waste treatment and disposal. Essentially all of the Company's operations are conducted within the United States.

     Consolidation. The consolidated financial statements include the accounts of all subsidiaries. Intercompany transactions and balances among these subsidiaries have been eliminated.

     Revenue recognition. Revenues from waste treatment and disposal and the related costs associated with the treatment and disposal are recognized at the time when the material is received by the Company at one of five incineration plants which is the point in time when the Company assumes liabilities for the handling of the waste. Pursuant to contracts with its customers, Rollins accepts title to waste materials at such time and provides contractual indemnification to its customers against future liability with respect to the waste materials, liability which by federal law is joint and several for any persons responsible for the generation, treatment, transportation or disposal of the waste materials. Since the Company's incineration services are dependent upon mixing certain types of wastes with other compatible or complementary wastes, and this process may require several additional days to complete, the Company invoices customers upon receipt of waste. In addition, it is often not possible to ascertain the date of destruction for waste which has been commingled. Concurrent with the billing process is the recording of a receivable from the customer and the recognition of revenue. Since a majority of the waste streams are incinerated within a few days, it is not administratively practical to defer the recording of revenue until the waste is incinerated, which typically occurs within a short period of time after the waste is received.

     The above practice matches revenue and the related variable expenses. Disposal of waste by incineration is a multi-stage process. Steps in the process may include packaging, manifesting, transportation, laboratory and analytical work, interim storage, repackaging, treatment, and mixing or blending prior to incineration, none of which require significant incremental variable expense. In connection with the incineration process, accrued variable expenses for untreated waste at September 30, 1996 were $2,607,000, which represented less than 2% of total operating expenses in fiscal 1996. Since the industry requires large investments in costly and complex facilities, the proportion of fixed expenses to total expenses is substantially higher than in many other industries, which minimize the exposure that might otherwise occur in estimating variable expense.

     Earnings (loss) per share. Earnings (loss) per share are computed assuming the conversion of all potentially dilutive outstanding stock options.

     Cash equivalents. Cash equivalents, carried at cost which approximates fair market value, represent short-term investments with an original maturity at purchase of three months or less.

     Property and equipment. The Company provides for depreciation on a straight-line, specific item basis net of salvage or residual values over the assets' estimated useful lives. The estimated useful lives are 10 to 40 years for buildings, three to 20 years for equipment and vehicles, and 10 years for site improvements. Major additions and improvements are capitalized and depreciated over the remaining lives of the assets. Repairs and maintenance are charged to expense as incurred. Where landfill disposal operations have been conducted on the same parcels of land where the Company conducts its incineration and other treatment operations, land is carried at cost and expenditures in connection with the preparation and operation of landfills are charged to expense as incurred. Where landfill operations are conducted on subsequently acquired parcels of land, the cost of the land and landfill preparation costs are deferred and charged to expense as the airspace in the landfill is filled.

     Goodwill. The excess of cost over net assets of businesses acquired is being amortized on a straight-line basis over twenty years. The Company periodically reviews goodwill to assess recoverability and impairments would be recognized in operating results if a permanent diminution in value were to occur.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

     Environmental remediation reserves. The Company establishes reserves for environmental remediation at hazardous waste sites not owned by the Company when it is both probable a liability has been incurred and a reasonable estimate of the costs can be determined. The Company recognizes recoveries from third parties when it is probable that such amounts will be realized and such amounts are not offset against the related environmental remediation liability. The receivable amounts from third parties at September 30, 1996 is not material.

     The Company records accruals for certain environmental remediation activities at its facilities where commitments have been made and reasonable cost estimates are possible. The cost of operating and maintaining systems and equipment constructed for environmental remediation, as well as the cost of treating recovered groundwater, are charged to operating expense as incurred.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair values of financial instruments. The carrying amounts reported in the balance sheet for current assets and current liabilities approximate their fair value at September 30, 1996.

SPECIAL CHARGE

     A special charge of $14,500 ($9,031 after tax benefit or $.15 per share) was recorded in the second quarter of fiscal year 1994. The charge included: (1) various engineering and other expenditures ($8,200) on projects no longer considered viable in the current business climate; (2) estimated expenditures ($5,000) for capping of a closed landfill and related activities; and (3) miscellaneous items ($1,300).

ACQUISITIONS

     On March 31, 1995, the Company acquired from Westinghouse Electric Corporation all of the capital stock of National Electric, Inc. ("NEI"), a wholly owned subsidiary of Westinghouse Electric Corporation. NEI owns all of the capital stock of Aptus, Inc. NEI is not conducting any business operations. Aptus is engaged in the sale of services related to the transportation, storage, laboratory analysis and incineration of certain types of hazardous waste.

     The purchase price of $132,039 consisted of a cash payment of $6,500, the assumption of Westinghouse Electric Corporation's obligations and duties in connection with the $45,700 Variable Rate Hazardous Waste Treatment Revenue Bonds, and the issuance of $13,839 of 7.75% Senior Unsecured Debentures and $66,000 of 7.25% Convertible Subordinated Debentures.

     On April 28, 1995, the Company acquired all of the common stock of Allworth of Tennessee, Inc., a waste processing facility for a cash payment of $3,099.

     These acquisitions were accounted for using the purchase method and, accordingly, the assets acquired and the liabilities assumed have been recorded at their fair values on their acquisition dates. This treatment resulted in an excess of cost over net assets acquired of approximately $10,000.

     The results of operations of these companies are included in the Consolidated Statement of Operations from the acquisition dates forward.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the periods presented and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of future operating results.

                                                                YEAR ENDED SEPTEMBER 30,
                                                                ------------------------
                                                                   1995          1994
                                                                ----------    ----------
Revenues....................................................      $261,779      $282,058
Net loss....................................................      $(24,653)     $(12,742)
Loss per share..............................................      $   (.41)     $   (.21)
                                                                  ========      ========

PROPERTY AND EQUIPMENT

     The property and equipment accounts are as follows:

                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1996        1995
                                                              ---------   ---------
Land........................................................  $  31,324   $  31,324
Buildings...................................................     75,661      72,169
Equipment and vehicles......................................    303,305     299,035
Site improvements...........................................     39,978      30,250
Construction in progress....................................      5,525      17,277
Accumulated depreciation....................................   (182,982)   (151,382)
                                                              ---------   ---------
                                                              $ 272,811   $ 298,673
                                                              =========   =========

     Commitments for the purchase of capital assets amounted to $471 at September 30, 1996.

INCOME TAXES

     The income tax benefits for the three years ended September 30, 1996 are comprised as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                          -----------------------------
                                                            1996       1995      1994
                                                          --------   --------   -------
Current:
  Federal...............................................  $ (7,262)  $(10,446)  $(3,242)
  State.................................................       199        144       639
Deferred:
  Federal...............................................    (8,192)     1,277    (2,228)
  State.................................................      (470)    (1,338)   (1,568)
                                                          --------   --------   -------
Income tax benefits.....................................  $(15,725)  $(10,363)  $(6,399)
                                                          ========   ========   =======

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

     A reconciliation of the income tax benefits for the three years ended September 30, 1996 with amounts calculated by applying the statutory federal income tax rate for those years to the loss before income taxes is as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                          -----------------------------
                                                            1996       1995      1994
                                                          --------   --------   -------
Federal income tax benefits at statutory rate...........  $(16,069)  $(10,029)  $(5,907)
State income tax benefits...............................    (1,566)      (977)     (604)
Valuation allowance.....................................     1,390        201        --
Other...................................................       520        442       112
                                                          --------   --------   -------
Income tax benefits.....................................  $(15,725)  $(10,363)  $(6,399)
                                                          ========   ========   =======

     The tax effect of temporary differences which comprise the current and non-current deferred income tax amounts shown on the balance sheet are as follows:

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Deferred tax assets:
  Accrued remediation and closure costs.....................  $ 4,478    $ 6,007
  Expenses deductible when paid.............................    7,659      5,907
  State net operating loss benefits, expiring 2001-2011.....    4,359      2,678
  Federal net operating loss benefits, expiring 2010-2011...   18,624      7,000
  Other.....................................................      187        497
                                                              -------    -------
          Total gross deferred tax assets...................   35,307     22,089
          Less valuation allowance..........................   (3,368)    (2,138)
                                                              -------    -------
          Net deferred tax assets...........................   31,939     19,951
                                                              -------    -------
Deferred tax liabilities:
  Excess of tax over book depreciation......................   44,108     44,032
  Section 172(f) carryback claim............................    3,331         --
  Other.....................................................      191        790
                                                              -------    -------
          Total gross deferred liabilities..................   47,630     44,822
                                                              -------    -------
          Net deferred tax liability........................  $15,691    $24,871
                                                              =======    =======

     As of October 1, 1993, the Company adopted SFAS No. 109 -- Accounting for Income Taxes which requires the use of the liability method of accounting for deferred income taxes. The cumulative effect on prior years of this adoption was a reduction of the 1994 net loss by $543 ($.01 per share).

     At September 30, 1996, the Company had net operating loss carryforwards for federal income tax purposes of $53,211 which will expire on various dates through 2010 and 2011. Operating loss carryforwards of $16,200 were generated by Aptus, Inc. prior to its acquisition on March 31, 1995. The use of Aptus, Inc.'s pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. The Company has recorded a valuation allowance for federal and state purposes of $3,368 to reflect the estimated amount of deferred tax assets which may not be realized principally due to expiration of operating loss carryforwards. The valuation allowance includes $1,701 of tax benefits related to Aptus, Inc.'s pre-acquisition tax losses which, if realized, would reduce goodwill.

     The change in the valuation allowance for deferred tax assets resulted from management's assessment that some additional portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

differences become deductible. Management considered the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     In September 1996, the Company filed Form 1139 "Corporate Application for Tentative Refund" to carryback its 1995 net loss as provided for in Section 172(f) of the Internal Revenue Code, claiming a federal income tax refund of $3,331. In September of 1996, the Company also filed Form 1120X for 1994, carrying back its net operating loss as provided for in Section 172(f) claiming a refund of $1,433. This amount has not been received and has not been recorded in the Company's financial statements. Section 172(f) is an area of the tax law without significant precedent and there may be substantial opposition by the IRS to the Company's refund claims. Therefore, the $3,331 received in October 1996 also has been recorded on the Company's financial statements as a deferred tax liability. The $1,433 claimed on the Company's 1994 Form 1120X will be recorded as a deferred tax liability in the Company's financial statements at such time as the amount is received.

ACCRUED LIABILITIES

     Accrued liabilities are as follows:

                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Environmental remediation (Non-owned sites)(1)..............  $13,560   $ 8,873
Employee compensation.......................................    5,223     5,543
Taxes other than income.....................................    5,086     4,995
Insurance and legal.........................................    1,432     2,339
Landfill capping costs......................................    1,792     2,208
                                                              -------   -------
Other.......................................................    7,339     5,325
                                                              $34,432   $29,283
                                                              =======   =======

---------------

(1) At September 30, 1996, the Company reclassified $4,600 from other liabilities to environmental remediation (non-owned sites) to reflect settlement with the EPA of the Bridgeport Rental & Oil Services Superfund Site (BROS) for $13,035. On November 14, 1996, payments totalling $13,035 were made to the Trustees of the BROS Environmental Remediation Trust in fulfillment of the Company's settlement obligations.

SHAREHOLDERS' EQUITY

     Changes in the components of shareholders' equity are as follows:

                                           $1 PAR VALUE   ADDITIONAL                  TOTAL
                                              COMMON       PAID-IN     RETAINED   SHAREHOLDERS'
                                              STOCK        CAPITAL     EARNINGS      EQUITY
                                           ------------   ----------   --------   -------------
Balance at September 30, 1993............    $60,350        $4,588     $147,869     $212,807
Net loss.................................                                (9,934)      (9,934)
Exercise of stock options................         26            62                        88
                                             -------        ------     --------     --------
Balance at September 30, 1994............     60,376         4,650      137,935      202,961
Net loss.................................                               (18,292)     (18,292)
                                             -------        ------     --------     --------
Balance at September 30, 1995............     60,376         4,650      119,643      184,669
Net loss.................................                               (30,186)     (30,186)
                                             -------        ------     --------     --------
Balance at September 30, 1996............    $60,376        $4,650     $ 89,457     $154,483
                                             =======        ======     ========     ========

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

     The Company is authorized to issue 120,000,000 shares of its $1 Par Value Common Stock and 1,000,000 shares of its $1 Par Value Preferred Stock. The terms and conditions of each issue of preferred stock are determined by the Board of Directors. No preferred stock has been issued.

     Each share of common stock outstanding includes one common stock purchase right (a "Right") which is non-detachable and non-exercisable until certain defined events occur, including certain tender offers or the acquisition by a person or group of affiliated or associated persons of 15% of the Company's common stock. Upon the occurrence of certain defined events, the Right entitles the holder to purchase additional stock of the Company or stock of an acquiring company at a 50% discount. The Right expires on June 30, 1999 unless earlier redeemed by the Company at a price of $.01 per Right.

STOCK OPTION PLAN

     Under the Company's stock option plan, options to purchase common stock of the Company may be granted to officers and key employees at not less than 100% of the fair market value at the date of grant.

     Option activity is as follows:

                                                      YEAR ENDED SEPTEMBER 30,
                                         ---------------------------------------------------
                                              1996              1995              1994
                                         ---------------   ---------------   ---------------
Number of options
  Outstanding at beginning of year.....          982,802           658,868           674,660
  Granted..............................          341,200           394,200           200,610
  Exercised............................               --                --          (25,557)
  Expired or canceled..................        (114,017)          (70,266)         (190,845)
                                         ---------------   ---------------   ---------------
Outstanding at September 30............        1,209,985           982,802           658,868
                                         ===============   ===============   ===============
At September 30
  Options available for grant..........           76,790           339,390           717,390
  Options exercisable..................          500,812           384,375           317,900
Per share prices
  Options granted......................  $2.25 to $ 3.88   $4.13 to $ 5.00   $4.63 to $ 5.75
  Options exercised....................               --                --   $3.47
  Options outstanding..................  $2.25 to $12.25   $4.13 to $12.25   $4.63 to $12.80
                                         ===============   ===============   ===============

TRANSACTIONS WITH RELATED PARTIES

     Certain directors and officers of the Company are also directors and officers of Rollins Truck Leasing Corp. and Matlack Systems, Inc.

     The Company purchased transportation services from subsidiaries of Matlack Systems, Inc. in the amount of $13,916 in 1996, $13,265 in 1995 and $3,175 in 1994. The cost of these services has been included in operating expense in the Consolidated Statement of Operations.

     The Company also purchased fuel for its vehicles, information systems services, and rented transportation equipment and office space from Rollins Truck Leasing Corp., its subsidiaries and affiliates. The aggregate cost of these materials, services and rents, which have been included in operating expense or selling and administrative expense, as appropriate, in the Consolidated Statement of Operations, was $4,769 in 1996, $6,617 in 1995 and $6,551 in 1994.

     An officer of the Company is the trustee of an employee benefits trust which provides certain insurance and health care benefits to employees of the Company. Contributions to the trust, which were charged to

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

operating or selling and administrative expense, as appropriate, were $7,385 in 1996, $6,792 in 1995 and $5,156 in 1994.

     In the opinion of management of the Company, the foregoing transactions were effected at rates which approximate those which the Company would have realized or incurred had such transactions been effected with independent third parties.

INDEBTEDNESS

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
7.25% Convertible Subordinated Debentures, due 2005.........  $ 66,000   $ 66,000
Variable Rate Hazardous Waste Treatment Revenue Bonds, due
  2020 (Interest rates range from 3.5% to 3.7%).............    45,700     45,700
7.75% Senior Unsecured Debentures, due 2001-2005............    13,839     13,839
Promissory note, interest at prime (8.25%), due 1996-2001...     5,333      6,400
Other Long-Term Debt........................................     3,309      3,931
Less Current Maturities.....................................    (1,728)    (1,689)
                                                              --------   --------
                                                              $132,453   $134,181
                                                              ========   ========

     Other long-term debt consists of real estate purchase money mortgage obligations payable in installments to 2001, at interest rates of 9% and 10%. Land with carrying value of $5,504 is pledged as collateral.

     The aggregate amounts of maturities and sinking fund requirements for all indebtedness over the next five years are as follows: 1997 -- $1,728;
1998 -- $1,728; 1999 -- $1,728; 2000 -- $1,728 and 2001 -- $4,496.

     Due to the variable rate provisions of the Hazardous Waste Treatment Revenue Bonds and the Promissory note, the carrying value approximates fair value. The fair value of the Convertible Subordinated and Senior Unsecured Debentures is $19,800 less than the face value based on an agreement between the sole holder of the Debentures and Laidlaw. The fair value of the remaining long-term debt approximates its carrying value.

     The 7.25% Convertible Subordinated Debentures due on March 31, 2005 are convertible into shares of the Company's common stock at a conversion price equal to $6.15 at any time prior to maturity. These Debentures contain default provisions which provide for accelerated repayment should the Company be in default with regard to the 7.75% Senior Unsecured Debentures. At the option of the Company, the Debentures are redeemable under certain circumstances on or after March 31, 1998 should the price per share of the Company's common stock exceed $6.97.

     The 7.75% Senior Unsecured Debentures contain covenants that restrict or limit the ability of the Company to pay dividends, incur indebtedness, repurchase common stock and the sale of assets. The Company must also maintain a fixed charge coverage ratio and a minimum tangible net worth of $145,000.

     At September 30, 1996, the Company was not in compliance with the fixed charge coverage ratio with respect to the 7.75% Senior Unsecured Debentures. Emerging Issues Task Force Issue No. 86-30, "Classification of Obligations When a Violation is Waived by the Creditor," requires a company to reclassify long-term debt as current when a covenant violation has occurred absent a loan modification and it is probable that the borrower will not be able to comply with the same covenant at measurement dates that are within the next twelve months. On November 27, 1996, the Company received a waiver of this covenant with respect to the period ended September 30, 1996 and the debt agreement was amended to reduce the quarterly fixed charge coverage ratio requirement for the periods up to and including September 30, 1997. Based upon current projections, management of the Company believes that it will be able to remain in compliance under the terms

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

of the amended agreement. Additionally, the Company collateralized the 7.75% Senior Unsecured Debentures and the 7.25% Convertible Subordinated Debentures by granting a security interest in $22,000 of the Company's accounts receivable and a second mortgage on certain land with a carrying value of $4,973.

PENSION PLANS

     The Company maintains a noncontributory pension plan for eligible employees. Pension costs are funded in accordance with the provisions of the Internal Revenue Code. The Company also maintains a nonqualified, noncontributory defined benefit pension plan for certain employees to restore pension benefits reduced by federal income tax regulations. The cost associated with the plan is determined using the same actuarial methods and assumptions as those used for the Company's qualified pension plan.

     The components of net periodic pension cost are as follows:

                                                                   SEPTEMBER 30,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Service cost..............................................  $ 1,834   $ 1,398   $ 1,777
Interest cost.............................................    1,345     1,102     1,032
Return on plan assets.....................................   (1,796)   (3,579)     (420)
Net amortization and deferral.............................      170     2,455      (492)
                                                            -------   -------   -------
Net periodic pension cost.................................  $ 1,553   $ 1,376   $ 1,897
                                                            =======   =======   =======

     The following table sets forth the funded status and the amount recognized in the Company's balance sheet for the plans:

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Actuarial present value of accumulated benefit obligation:
  Vested....................................................  $14,967    $11,928
  Non-vested................................................    1,080      1,107
                                                              -------    -------
                                                              $16,047    $13,035
                                                              =======    =======
Projected benefit obligation................................  $19,844    $16,203
Plan assets at market value.................................   18,571     16,395
Projected benefit obligation in excess of (under) plan
  assets....................................................    1,273       (192)
Unrecognized gain...........................................    4,150      4,751
Unrecognized prior service..................................     (129)      (139)
Unamortized unfunded projected benefit obligation at
  adoption..................................................     (691)      (768)
                                                              -------    -------
Accrued pension liability...................................  $ 4,603    $ 3,652
                                                              =======    =======

     The discount rate and the rate of assumed compensation increase for all three years were 8.0% and 5.0%, respectively. The expected long-term rate of return on assets was 9.0% for 1996 and 1995 and 9.5% for 1994.

     The assets of the plan at September 30, 1996 were invested 75% in equity securities, 19% in fixed income securities and the balance in other interest bearing accounts.

     Effective October 1, 1994, the Company established a defined contribution 401(k) plan which permits participation by substantially all employees not represented under a collective bargaining agreement. The Company's 401(k) expense was $54 in 1996 and $34 in 1995.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

COMMITMENTS AND CONTINGENT LIABILITIES

     Environmental laws and regulations require hazardous waste disposal facilities to obtain operating permits which generally outline the procedures under which the facility must be operated. Violations of permit conditions or of the regulations, even if immaterial or unintentional, may result in fines, shutdowns, remedial work or revocation of the permit. The Company believes it is in compliance with the requirements of all of its operating permits and related federal and state regulations.

     The Company is the subject of various lawsuits and claims by government agencies with respect to clean-up of hazardous waste sites not owned by the Company. Management believes any payments which may be required will ultimately be substantially recoverable from insurance coverage. The Company believes that it is only remotely likely that the ultimate resolution of these lawsuits and claims would be material.

     Accrued remediation and other costs were $11,799 and $15,682 at September 30, 1996 and 1995, respectively. Accrued remediation for non-Company-owned sites, which is included in accrued liabilities and other liabilities, was $14,604 and $14,570 at September 30, 1996 and 1995, respectively. Major elements of cost in these reserves include groundwater recovery systems, slurry wall or alternative containment systems, excavation and disposal of soil and waste material, and engineering study and report costs associated with the remedial activities. These major cost elements are segregated according to facility location and are based on studies performed for the Environmental Protection Agency and the states where the facilities operate. Changing federal or state standards as well as technological developments and alternative engineering solutions may affect the cost estimates in the future. Based on the status of the various remedial programs at the facilities, it is expected that most, if not all, of the remedial work will occur within the next five years. The Company believes that the ultimate costs associated with these remediation activities, after giving consideration to existing accruals, will not be material.

     Regulatory agencies normally require operators with temporary or long-term permits to provide insurance protection for other parties in the event of environmental damage and to provide for continued maintenance after operations are terminated. The Company has supplied financial assurance to regulatory agencies and others in the aggregate amount of $56,808 at September 30, 1996, which included letters of credit of $6,707. The balance is satisfied principally by a combination of insurance and trust funds.

LEASE COMMITMENTS

     The Company leases some of the premises and equipment used in its operations. Leases classified as operating leases expire on various dates during the next eight years. Total rental expense for all operating leases except those with terms of a month or less was $4,915 in 1996, $4,266 in 1995 and $4,392 in 1994.

     Minimum future rental payments required under operating leases having non-cancelable terms in excess of one year as of September 30, 1996 are as follows:

                                                              YEAR ENDING SEPTEMBER 30,
                                                              -------------------------
1997........................................................           $ 5,900
1998........................................................             4,702
1999........................................................             2,622
2000........................................................             1,620
2001........................................................             1,282
Later years.................................................             1,152
                                                                    ----------
Total minimum payment required..............................           $17,278
                                                                    ==========

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

QUARTERLY RESULTS (UNAUDITED)

                                                 DECEMBER    MARCH         JUNE       SEPTEMBER
                                                    31         31         30(1)         30(1)
                                                 --------   --------     --------     ---------
1996
-----------------------------------------------
Revenues.......................................  $ 61,436   $ 58,731     $ 61,582     $ 59,381
Gross profit (loss)............................       724     (4,355)(2)     (191)(3)      2(3)
Loss before income tax benefit.................   (10,409)   (14,978)      (9,534)     (10,990)
Net loss.......................................    (6,673)    (9,561)      (6,207)      (7,745)
Loss per share.................................      (.11)      (.16)        (.10)        (.13)
1995
-----------------------------------------------
Revenues.......................................    49,907     43,354       63,287       60,819
Gross profit (loss)............................     7,977       (742)(2)      556       (1,622)(4)
Earnings (loss) before income tax (benefits)...     1,876     (7,508)     (10,094)     (12,929)
Net earnings (loss)............................     1,220     (4,577)      (6,606)      (8,329)
Earnings (loss) per share......................       .02       (.08)        (.11)        (.13)

---------------

(1) Results for the quarters ended June 30 and September 30, 1995 include the results of operations of acquired companies for the periods in which they were owned by the Company.
(2) The gross losses shown for the second fiscal quarter of 1996 and 1995 resulted principally from the seasonal winter effects, such as low air temperatures and snow, which impact operations during the January through March time period.
(3) The gross loss and nominal gross profit shown for the third and fourth fiscal quarters of 1996, respectively, resulted primarily from lower revenues caused by a shift in product mix from higher priced solid waste to lower priced liquid waste.
(4) The gross loss shown for the fourth fiscal quarter of 1995 resulted principally from higher maintenance costs during an unscheduled shut down of the then recently acquired facilities from Westinghouse Electric Corporation.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              MARCH 31,    SEPTEMBER 30,
                                                                1997           1996
                                                              ---------    -------------
                                         ASSETS
Current assets
  Cash and cash equivalents (includes short-term investments of:
     $16,988 -- March; $18,166 -- September.................  $  19,612      $  27,231
  Accounts receivable, net..................................     35,936         42,302
  Income taxes recoverable..................................         --          7,059
  Deferred income taxes.....................................      5,101          5,616
  Other current assets......................................      6,540         11,356
                                                              ---------      ---------
          Total current assets..............................     67,189         93,564
Property and equipment, at cost
  Land......................................................     31,324         31,324
  Buildings.................................................     76,129         75,661
  Equipment and vehicles....................................    304,027        303,305
  Site improvements.........................................     40,780         39,978
  Construction in progress..................................      5,970          5,525
  Accumulated depreciation..................................   (198,215)      (182,982)
                                                              ---------      ---------
                                                                260,015        272,811
Excess of cost over net assets of businesses acquired.......      9,080          9,331
Other assets................................................      9,135          9,261
                                                              ---------      ---------
          Total assets......................................  $ 345,419      $ 384,967
                                                              =========      =========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $  19,615      $  21,369
  Accrued liabilities.......................................     17,488         34,432
  Accrued remediation and other costs.......................      2,387          1,970
  Income taxes payable......................................        399             --
  Current maturities of long-term debt......................      1,728          1,728
                                                              ---------      ---------
          Total current liabilities.........................     41,617         59,499
Long-term debt..............................................    131,428        132,453
Accrued remediation and other costs.........................      7,723          9,829
Other liabilities...........................................      8,531          7,396
Deferred income taxes.......................................     19,144         21,307
Shareholders' equity
  Preferred stock, $1 par value, 1,000,000 shares
     authorized; issued and outstanding -- None
  Common stock, $1 par value, 120,000,000 shares authorized;
     issued and outstanding:
     March -- 60,375,811; September -- 60,375,811...........     60,376         60,376
  Additional paid-in capital................................      4,650          4,650
  Retained earnings.........................................     71,950         89,457
                                                              ---------      ---------
          Total shareholders' equity........................    136,976        154,483
                                                              ---------      ---------
          Total liabilities and shareholders' equity........  $ 345,419      $ 384,967
                                                              =========      =========

The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           QUARTER ENDED       SIX MONTHS ENDED
                                                             MARCH 31,             MARCH 31,
                                                         ------------------   -------------------
                                                           1997      1996       1997       1996
                                                         --------   -------   --------   --------
Revenues...............................................  $ 46,553   $58,731   $105,937   $120,167
                                                         --------   -------   --------   --------
Operating expenses.....................................    48,965    54,259     98,112    106,997
Depreciation...........................................     7,783     8,419     15,897     15,949
Selling and administrative expenses....................     7,424     8,720     15,271     17,934
Interest expense.......................................     2,126     2,311      4,362      4,674
                                                         --------   -------   --------   --------
                                                           66,298    73,709    133,642    145,554
                                                         --------   -------   --------   --------
Loss before income tax benefit.........................   (19,745)  (14,978)   (27,705)   (25,387)
Income tax benefit.....................................    (7,406)   (5,417)   (10,198)    (9,153)
                                                         --------   -------   --------   --------
Net loss...............................................  $(12,339)  $(9,561)  $(17,507)  $(16,234)
                                                         ========   =======   ========   ========
Loss per share.........................................  $   (.20)  $  (.16)  $   (.29)  $   (.27)
                                                         ========   =======   ========   ========
Average common shares and equivalents outstanding
  (000)................................................                         60,385     60,378
Dividends paid per common share........................      None      None       None       None

The Notes to the Consolidated Financial Statements are an integral part of these statements.

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Cash flows from operating activities:
  Net loss..................................................  $(17,507)   $(16,234)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Expenditures charged to accrued remediation and other
      costs.................................................    (1,689)     (1,537)
     Depreciation and amortization..........................    16,161      16,362
     Changes in assets and liabilities:
       Current and deferred income taxes....................     5,810         728
       Accounts receivable..................................     6,366         508
       Accounts payable and accrued liabilities.............   (18,698)     (6,675)
       Other, net...........................................     6,064       1,423
                                                              --------    --------
     Net cash used in operating activities..................    (3,493)     (5,425)
                                                              --------    --------
Cash flows from investing activities:
  Purchase of property and equipment........................    (3,101)     (5,788)
  Proceeds from sale of equipment...........................        --         119
                                                              --------    --------
     Net cash used in investing activities..................    (3,101)     (5,669)
                                                              --------    --------
Cash flows from financing activities:
  Repayment of long-term debt...............................    (1,025)       (984)
                                                              --------    --------
     Net cash used in financing activities..................    (1,025)       (984)
                                                              --------    --------
Cash and cash equivalents:
Net decrease in cash and cash equivalents...................    (7,619)    (12,078)
  Beginning of period.......................................    27,231      38,691
                                                              --------    --------
  End of period.............................................  $ 19,612    $ 26,613
                                                              ========    ========
Supplemental information:
  Interest paid.............................................  $  4,531    $  4,862
  Income taxes recovered....................................  $(16,008)   $ (9,880)

                      ROLLINS ENVIRONMENTAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

STATEMENT PREPARATION

     The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of Rollins at March 31, 1997 and 1996, and the consolidated results of its operations and cash flows for the six months ended March 31, 1997 and 1996. Operating results for these interim periods are not necessarily indicative of the results that can be expected for a full year.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Safety-Kleen Shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of its addresses set forth below.

                       IBJ SCHRODER BANK & TRUST COMPANY

            BY HAND                BY FACSIMILE TRANSMISSION                BY MAIL
     OR OVERNIGHT COURIER

       One State Street           (for Eligible Institutions              P.O. Box 84
   New York, New York 10004                  only)                   Bowling Green Station
      Attn: Reorg. Dept.                (212) 858-2611           New York, New York 10274-0084
     Securities Processing           Confirm by telephone:            Attn: Reorg. Dept.
          Window SC-1                   (212) 858-2103
                                       Telephone Number
                                       For information:
                                        (212) 858-2100

Any questions or requests for assistance or additional copies of the Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your local broker, commercial bank, trust company or nominee for assistance concerning the Laidlaw Environmental Offer.

         The Information Agent for the Laidlaw Environmental Offer is:

                               MORROW & CO., INC.
                                909 Third Avenue
                                   20th Floor
                               New York, NY 10022
                                 (212) 754-8000
                            Toll Free (800) 566-9061

                     Banks and Brokerage Firms please call:
                                 (800) 662-5200

           The Dealer Manager for the Laidlaw Environmental Offer is:

                            BEAR, STEARNS & CO. INC.
                                245 Park Avenue
                               New York, NY 10167
                                 (212) 499-2403
                                       or
                            Toll Free (888) 285-3977